

2022 ANNUAL REPORT TO SHAREHOLDERS



A LETTER TO OUR SHAREHOLDERS

Rory G. Ritrievi, Chair, President, and Chief Executive Officer; and **John E. Noone**, Lead Independent Director.

Even while operating in a relatively turbulent environment, what a wonderful year of performance by your company, Mid Penn Bancorp, Inc. (Mid Penn). In last year's shareholder letter, we identified a few significant external challenges to the Mid Penn 2022 strategic plan. Despite each challenge fully manifesting throughout the year, Mid Penn recorded another successful year of financial and nonfinancial performance. We owe those successes to our 600+ dedicated and hardworking employees who executed that strategic plan and delivered incredible results to our shareholders, our customers, and our communities. We would like to recognize their collective effort at the beginning of this year's letter.

We always start our measurement of success through the lens of Total Shareholder Return (TSR). For 2022, TSR was -2.9%, a figure impacted by the poor performance of our stock in a market when most bank stocks also languished. The index we compare our stock performance to is the KBW Bank Index. For 2022, that index was down more than 21%, establishing that our 2022 market performance, while negative, was still better than the index of similar bank stocks.

> " *WITH OUR ORGANIC LOAN GROWTH, CONSERVATIVE BALANCE SHEET MANAGEMENT, EXPENSE CONTROL, AND STRONG ASSET QUALITY, WE HAD OUR BEST YEAR EVER IN OVERALL FINANCIAL PERFORMANCE.* "

With record earnings, record earnings per share, $0.80 of common stock dividends and a 7% increase in tangible book value, the price of MPB stock was still down from $30.68 at the end of 2021 to $29.78 at the end of 2022. Throughout the year, investor sentiment on financial stocks was negatively impacted by the war in Europe and the economic news of inflation, higher interest rates, and fears of a possible recession here at home.

For the last 5 and 10 years, the Mid Penn TSR is 4% and 256%, respectively, while the KBW Bank Index was up 9% and 152% respectively. This substantiates Mid Penn as one of the better bank stock investments in any investor's portfolio over those time periods.

Our ability to deliver above-peer TSR directly correlates to our ability to deliver top-of-peer financial metrics starting with net earnings. In 2022, we recognized a record $55 million in net income available to common shareholders, which is also a record $3.44 in earnings per share (EPS). Those earnings allowed for a return on average assets of 1.22% and a return on average tangible common equity of 14.54%.

The successful earnings year was a result of good performances in both net interest income and noninterest income, along with an overall conservative approach to expense management. In net interest income, we saw a $39 million, or almost 36%, increase in revenues, which can be attributed to two factors. First, even with a $109 million decrease in Paycheck Protection Program loans — which we expected to occur as those loans reached forgiveness status as determined by the Federal Government — we had total loan growth of $410 million, or over 13%, for the year. Net of the PPP origination in years 2020 and 2021, this represents our best growth rate in years for that earning asset category. With that, our five-year compound average growth rate in loans is 31%, or 26% excluding acquired loans. During 2022, loan growth was exclusively organic. We achieved this by originating $1.5 billion in commercial, residential, and consumer loans. In essence, we originated over $4 million in new loans every single day of the year. That lending activity helped consumers, businesses, and municipalities across Pennsylvania accomplish their financial goals. Second, with loan and funding interest rates increasing dramatically throughout the year, and owing to sound balance sheet management, we were able to improve net interest margin from 3.3% in 2021 to 3.59% in 2022, an almost 9% improvement in that key financial metric. Consequently, we not only had volume-driven growth in net interest revenues as a result of our organic loan growth but also rate-driven growth as a result of our management of the interest rate environment.

In noninterest revenues, we had growth of just over $2 million, or just under 10%. That is a solid number in any year, but especially impressive considering that we had an $8.7 million decrease in the gain on sale of residential mortgages, which is a noninterest income component. That business line — our biggest contributor to noninterest revenues in 2019, 2020, and 2021 — was in a state of severe decline in 2022 as mortgage rates more than doubled throughout the year. While rates soared, the pipeline of purchase money mortgages slowed dramatically, and refinance activity was virtually nonexistent. Several financial institutions, ranging from "too big to fail" to smaller community financial institutions, decided to exit the residential mortgage business in 2022; we were not one of them. We consider residential mortgages to be a gateway product for many of the other products and services we deliver to our customer base, and we also know how important residential mortgage lending is to all of our communities. We are confident that the residential mortgage lending business will rebound and when it does, we will be ready to get back to being a market leader in the origination of those mortgages.

Picking up the slack on noninterest income generation was our trust and wealth group at the bank and the insurance and wealth groups at our non-bank subsidiary, MPB Financial, each logging record levels of revenues. Over the last five years, we have placed a great deal of focus on building those noninterest income sources so that they could constitute a more significant portion of our overall revenue base, thereby insulating us a bit from the vagaries of the interest rate yield curve. We are not quite where we want to be, but meaningful progress has been made.

Overall, total revenue growth was $41 million, or a 31% increase from 2021. With cost savings effectuated throughout 2022, primarily from the 2021 Riverview acquisition, we were able to maintain expense growth at $21 million, or 26%, thereby establishing positive operating leverage of $21 million, or 5.6%. What is positive operating leverage and why is it important? To summarize, our revenues grew almost 6% more than our expenses. If we can do that every year, we almost assure ourselves a quality improvement in net earnings. With that positive operating leverage, we were able to drive our expense efficiency ratio down from 66% in 2021 to 58% in 2022. That was done in a year in which wage, natural resources, and materials inflation skyrocketed to levels not seen in decades. Greater cost efficiency in an inflationary environment validates the discipline with which we operate the company and the benefit of our M&A activity since 2015. Each deal that we have done has not only improved our ability to generate revenue growth but also allowed us to do so in a more cost-efficient manner.



	December 31, 2021	December 31, 2022
NET INCOME	$29 Million	$55 Million
COMPANY ASSETS	$4.7 Billion	$4.5 Billion
WEALTH ASSETS UNDER MANAGEMENT	$825 Million	$800 Million
COUNTIES SERVED	20	17
FINANCIAL CENTERS	60	43
COMMON SHARES OUTSTANDING	16 Million	16 Million
MARKET CAPITALIZATION	$500+ Million	$483 Million

Of course, when the lending business constitutes a clear majority of our revenue base, asset (loan) quality is of utmost importance. Throughout 2022, we added $4.3 million to our reserve for loan losses — a $1.4 million, or 46%, increase over that expense item in 2021. That provisioning was prudent in consideration of our significant loan growth throughout the year. The reserve created by this provisioning allows us to cushion ourselves against any deterioration in our loan quality. That deterioration did not exist in 2022, however. We decreased the dollar volume of our total risk elements from $10.5 million at the end of 2021 to $9.3 million at the end of 2022, an 11.5% improvement. Our average delinquency rate for the year was below 0.25%, which is historically a very low level of delinquency, particularly in a volatile economy. Most impressively, we had a net recovery of charged off loans in 2022. That is not the first time that has happened in our tenure here, but it is always something to celebrate.

With our organic loan growth, conservative balance sheet management, expense control, and strong asset quality, we had our best year ever in overall financial performance. As a community bank, however, we know that financial performance is only half the battle of success in any year. We also recognize that we must excel in strengthening all

of the communities we serve, the number of which has increased tenfold in the last eight years.

In 2022, we truly shined in serving the community. We provided almost $2.5 million of corporate giving and over 10,000 hours of employee volunteer time to 945 community organizations throughout the state. While those are all record numbers, they should not come as a surprise given that we are a substantially bigger company today than we were a few years ago. But, if you look at the pace of increase in each of those line items you will see that it is actually outpacing the growth of the company. Why? Because all of our employees fully understand the mission of a community bank. We strengthen the community through our depository, lending, money management, and fiduciary activities, but also through giving of our time and our financial support. We recognize that the stronger the community, the greater likelihood of success for a community bank within that community. Leading the way for the year was our participation in the Educational Incentive Tax Credit system through the Commonwealth of Pennsylvania. Our giving in that area totaled $833,000. For the seventh year, we partnered with Penn State Cancer Institute and its Department of Urology, led by the incomparable Dr. Jay Raman for a "No Shave November" prostate cancer fundraiser. Remarkably, our team alongside Dr. Raman's, raised $248,000 for prostate cancer research. A huge thank you to our over 1,000 donors — including the majority of our own employees — who contributed to that cause. In July, we once again held THE best charity golf tournament in Pennsylvania with the Mid Penn Bank Celebrity Golf Classic. With the help of 50 celebrity friends from the worlds of sports, television, and music, we raised and contributed $175,000 to two phenomenal breast cancer charities, one of which set a single contribution record for that particular organization. A huge thank you to those celebrity friends and to all of our extremely generous sponsors and donors.

Even while feverishly working to make the year as successful as possible, we continued to execute on elements of our strategic plan that are more forward-thinking. Throughout the year, we put additional pieces together for the creation of our Private Bank division. Once fully implemented, the Private Bank will serve high- and ultra-high net worth individuals throughout our footprint. The suite of products and services we intend to offer through our Private Bank is designed with their unique needs in mind. We are confident this will help accelerate our already impressive organic growth numbers.

Late in the year, we announced our intention to acquire Brunswick Bancorp of New Jersey. While this will represent our first physical presence outside of PA, it is territory well known to us as a result of our activity in the Greater Philadelphia Metropolitan area. For years, New Jersey customers, who already bank with us, have been asking us to establish a physical presence there and this move gets that done. We intend to finalize that acquisition in the second quarter of 2023, giving us the ability to showcase our product and service offerings in demographically attractive new markets throughout New Jersey.

As we proceed through 2023, we do so at our typical fast pace and filled with cautious optimism but cognizant of the significant headwinds that appear before us geopolitically and in the economy. Many analysts are predicting a significant recession this year. Those prognostications have us on alert to the various ways that it might impact our customers and communities, and focused on helping them through it while making 2023 another great year for our shareholders.

Before we wrap up this year's letter, I would like to pay tribute to three Mid Penn board members who will be retiring following this year's Annual Meeting in May, each of them having attained our mandatory retirement age for directors. Mike Greenawalt came to us in November 2021 when we acquired Riverview Financial Corporation. Mike had a successful CPA practice in Central PA and was well known to

several people on the Board. Mike only had an opportunity to spend about 17 months on the Board before he reached our retirement age, but he made a great impact in that time, and we thank him for his service.

Noble "Bud" Quandel was the Vice Chair of Phoenix Bancorp, Inc. when we acquired that institution in 2015. Bud has owned and operated a very successful commercial contracting company in Central PA for years. Bud brought all of his leadership and business acumen to our Board and made an immediate impact that only became better throughout his eight years. Personally, I consider Bud to be a great advisor and I hope to continue to rely on him for advice for years to come. Bud's presence in the boardroom will be sorely missed.

Greg Kerwin came to the Board in 1999 when Mid Penn purchased Miners Bank of Lykens. Greg is the senior partner of a family law firm that operates throughout Central PA. The Board has made some very big decisions in Greg's 24 years on the Board, including hiring this kid from Harrisburg to come and run a bank that had opened its doors 141 years earlier. Greg became an instant mentor for me and his sage advice over our 14 years together was a complete difference-maker for this company and for me. We all owe Greg a debt of gratitude for his service. He will be greatly missed as a board member, but we all know Greg will always be involved with Mid Penn as both a customer and a center of influence.

We hope that by now all of our shareholders understand that we operate this company every day in a way that: maximizes their shareholder value; provides the best customer service available; develops and rewards our employees in a manner they deserve; and vitally supports all of our communities. All of those objectives are contained within our mission statement, and I feel we met them all in 2022.

We could not do this without the support and investment of all of you reading this letter, our shareholders. On behalf of the entire Board, all of our employees, our ecstatic customers, and the community organizations that depend on our generosity of time and funds, we thank each of you for that support and investment.

We are on course for building THE best financial institution in the country. What we accomplished in 2022 was a pivotal step in that direction and we plan to keep that momentum going in 2023 and well into the future!



RORY G. RITRIEVI
Chair, President, and
Chief Executive Officer



JOHN E. NOONE
Lead Independent Director

FINANCIAL HIGHLIGHTS

In 2022, the Mid Penn team delivered the best financial performance in the history of the company. In addition to outstanding loan growth, we delivered record noninterest income and ROAA performance, while maintaining our pristine asset quality and driving our efficiency ratio to the best level in years. We are proud to share the highlights of our financial accomplishments in 2022 with you:

Return On Average Tangible Common Equity



Year	Value
2018	7.75%
2019	10.97%
2020	14.92%
2021	11.68%
2022	14.54%

Noninterest Income ($000)



2018	$7,462
2019	$12,621
2020	$17,908
2021	$21,533
2022	$23,657

Efficiency Ratio



Year	Value
2018	79.14%
2019	72.43%
2020	66.51%
2021	70.03%
2022	58.22%

NPAs to Assets



Year	Value
2018	0.59%
2019	0.54%
2020	0.52%
2021	0.22%
2022	0.21%

Return On Average Assets



Year	Value
2018	0.64%
2019	0.82%
2020	0.95%
2021	0.83%
2022	1.22%

Total Loans ($ Millions)



2018	$1,624
2019	$1,763
2020	$2,384
2021	$3,104
2022	$3,514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-13677

MID PENN BANCORP, INC.

(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	**25-1666413**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification Number)*
2407 Park Drive	
Harrisburg, Pennsylvania	**17110**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code **1.866.642.7736**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 par value per share	MPB	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated Filer	☒	Emerging Growth Company	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates computed by reference to the closing price of the common equity of $26.97 per share, as reported by The NASDAQ Stock Market LLC ("NASDAQ"), on June 30, 2022, the last business day of the registrant's most recently completed second quarter was approximately $382.5 million. As of March 1, 2023, the registrant had 15,886,143 shares of common stock outstanding, par value $1.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement of the Registrant for the 2023 Annual Meeting of Shareholders are incorporated by reference in Part III.

Auditor Firm ID: 49   Auditor Name: RSM US LLP   Auditor Location: Philadelphia, PA USA

MID PENN BANCORP, INC.

FORM 10-K
TABLE OF CONTENTS

MID PENN BANCORP, INC.

PART I

ITEM 1. BUSINESS

The disclosures set forth in this Item are qualified by the section captioned "Special Cautionary Notice Regarding Forward-Looking Statements" contained in Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, and other cautionary statements set forth elsewhere in this report.

Mid Penn Bancorp, Inc.

Mid Penn Bancorp, Inc. is a financial holding company incorporated in August 1991 in the Commonwealth of Pennsylvania. Mid Penn Bancorp, Inc. and its wholly owned bank and nonbank subsidiaries are collectively referred to herein as "Mid Penn" or the "Corporation." On December 31, 1991, Mid Penn acquired, as part of the holding company formation, all of the outstanding common stock of Mid Penn Bank (the "Bank"), and the Bank became a wholly-owned subsidiary of Mid Penn. During the year ended December 31, 2020, Mid Penn established three nonbank subsidiaries, including MPB Financial Services, LLC, under which two additional nonbank subsidiaries have been established: (i) MPB Wealth Management, LLC, created to expand the wealth management function and services of the Corporation, and (ii) MPB Risk Services, LLC, created to fulfill the insurance needs of both existing and potential customers of the Corporation. During the year ended December 31, 2021, Mid Penn formed MPB Launchpad Fund I, LLC to hold certain financial holding company eligible investments. As of December 31, 2022, the accounts and activities of these nonbank subsidiaries were not material to warrant separate disclosure or segment reporting. Mid Penn's primary business is to supervise and coordinate the business of the Bank and its nonbank subsidiaries, and to provide them with the capital and resources to fulfill their respective missions.

Mid Penn's consolidated financial condition and results of operations consist almost entirely of that of the Bank, which is managed as a single business segment. At December 31, 2022, Mid Penn had total consolidated assets of $4.5 billion with total deposits of $3.8 billion and total shareholders' equity of $512.1 million. The holding company and its nonbank subsidiaries currently do not own or lease any real property. The Bank owns or leases the banking offices as identified in Part I, Item 2.

Mid Penn Bank

Mid Penn Bank was organized in 1868 under a predecessor name, Millersburg Bank, and became a state-chartered bank in 1931. Millersburg Bank obtained trust powers in 1935, at which time its name was changed to Millersburg Trust Company. In 1971, Millersburg Trust Company adopted the name "Mid Penn Bank". Mid Penn's legal headquarters are located at 2407 Park Drive, Harrisburg, Pennsylvania 17110 and the Bank's legal headquarters are located at 349 Union Street, Millersburg, Pennsylvania 17061.

On March 1, 2015, in connection with the acquisition of Phoenix Bancorp, Inc. ("Phoenix") by Mid Penn, Phoenix's wholly-owned banking subsidiary, Miners Bank, was merged with and into the Bank, with the Bank being the surviving charter.

On January 8, 2018, Mid Penn completed its acquisition of The Scottdale Bank and Trust Company ("Scottdale") through the merger of Scottdale with and into the Bank (the "Scottdale Merger"). The Scottdale Merger resulted in the addition of five branches in Western Pennsylvania operating as "Scottdale Bank & Trust, a Division of Mid Penn Bank".

On July 31, 2018, Mid Penn completed its acquisition of First Priority Financial Corp. ("First Priority") pursuant to which First Priority was merged with and into Mid Penn (the "First Priority Merger"), with Mid Penn being the surviving corporation in the First Priority Merger. As part of this acquisition, First Priority's banking subsidiary, First Priority Bank, was merged with and into the Bank. The First Priority Merger resulted in the addition of eight offices in Southeastern Pennsylvania operating as "First Priority Bank, a Division of Mid Penn Bank".

On November 30, 2021, Mid Penn completed its acquisition of Riverview Financial Corporation ("Riverview"), the holding company for Riverview Bank, through the merger of Riverview with and into Mid Penn (the "Riverview Acquisition"). In connection with the Riverview Acquisition, Riverview Bank was merged with and into the Bank, with the Bank as the surviving institution. The Riverview merger resulted in the addition of twenty-three community banking offices and three limited purpose offices across Western Pennsylvania.

MID PENN BANCORP, INC.

On December 20, 2022, Mid Penn entered into an Agreement and Plan of Merger ("Merger Agreement") with Brunswick Bancorp ("Brunswick") pursuant to which Brunswick will merge with and into Mid Penn ("Merger"), with Mid Penn being the surviving corporation in the Merger. Upon consummation of the Merger, Brunswick Bank and Trust Company, a wholly-owned subsidiary of Brunswick, will be merged with and into the Bank ("Bank Merger"), with Mid Penn Bank being the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the boards of directors of Mid Penn and Brunswick. See "Form 8-K filed on December 20, 2022," for additional details.

Under the terms of the Merger Agreement, shareholders of Brunswick will have the right to elect to receive, subject to adjustment and proration as described in the Merger Agreement, either (A) 0.598 shares of Mid Penn common stock or (B) Eighteen Dollars ($18.00) for each share of Brunswick common stock they own. It is expected that the Merger will be completed in the second quarter of 2023.

On December 30, 2022, Mid Penn purchased the assets of Managing Partners, Inc. ("MPI Acquisition") in a business combination. Managing Partners, Inc. was an independent insurance agency that serviced the Central Pennsylvania area.

Additional information related to the recent acquisitions can be found in "Note 2 - Business Combinations", to the Consolidated Financial Statements contained in Part II, Item of this report.

As of December 31, 2022, the Bank had 43 full-service retail banking locations in the Pennsylvania counties of Berks, Blair, Bucks, Centre, Chester, Clearfield, Cumberland, Dauphin, Fayette, Huntingdon, Lancaster, Lehigh, Luzerne, Lycoming, Montgomery, Northumberland, Perry, Schuylkill and Westmoreland. Mid Penn has no branches or offices located outside of the Commonwealth of Pennsylvania. On December 7, 2021, in connection with the Riverview Acquisition, and as part of a Retail Network Optimization Plan adopted by Mid Penn Bank's Board of Directors, the Corporation announced its intention to close sixteen of its retail locations throughout its expanded footprint. The branch closures occurred on or about March 4, 2022. As a result of this announcement, and in accordance with GAAP, Mid Penn had reclassified the assets associated with these retail locations to held for sale as of December 31, 2021.

Mid Penn's primary business consists of attracting deposits and loans from the Bank's network of community banking offices. The Bank engages in full-service commercial banking and trust business, making available to the community a wide range of financial services, including, but not limited to, mortgage and home equity loans, secured and unsecured commercial and consumer loans, lines of credit, construction financing, farm loans, community development and local government loans and various types of time and demand deposits. The Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation (the "FDIC") supervise the Bank. Deposits of the Bank are insured by the FDIC's Deposit Insurance Fund (the "DIF") to the maximum extent provided by law. In addition, the Bank provides a full range of trust and retail investment services. The Bank also offers other services such as online banking, telephone banking, cash management services, automated teller services and safe deposit boxes.

Business Strategy

The Bank provides services to commercial businesses and real estate investors, consumers, nonprofit organizations, and municipalities through its 43 full-service retail banking properties, one loan production office, one wealth management office, two corporate administrations office, and one operations facility, which are all based in Pennsylvania. Mid Penn's primary markets reflect a diversified manufacturing and services base across nineteen Pennsylvania counties, including having several offices in and around the state capital region of Harrisburg. The Bank emphasizes developing long-term customer relationships, maintaining high quality service, and providing prompt responses to customer needs. Mid Penn believes that local relationship building and its prudent approach to lending are important factors in the success and growth of Mid Penn.

Human Capital

The majority of employees of the Corporation are employed by the Bank, with a shared services agreement to support the operation of the holding company. As of December 31, 2022, the Bank had 580 full-time and 31 part-time employees. Additionally, Mid Penn's nonbank subsidiaries employed 10 full-time employees as of December 31, 2022. The Corporation and its employees are not subject to a collective bargaining agreement and the Corporation believes it enjoys good relations with its employees.

MID PENN BANCORP, INC.

Diversity & Inclusion

The Corporation believes that a diverse and inclusive workforce fosters an environment where everyone can thrive and be successful. As of December 31, 2022 approximately 70% of our workforce is female. Bank leadership has seen the benefits of Employee Resource Groups ("ERG") within our organization. In 2022, Mid Penn formalized committee members on our Women's Leadership Network, Diversity, Equity and Inclusion ("DEI"), and our Culture Committees. Each group allows employees to come together based on a shared characteristics to address common challenges and to drive positive impact within the workforce. We have found that our Women's Leadership Network has provided a sense of belonging and camaraderie for our primarily female workforce. Our DEI group has laid the groundwork help to create a more diverse and inclusive workplace by promoting understanding, respect, and awareness of different cultures, backgrounds, and perspectives. Our Culture Committee has focused on contributing to a positive organizational culture by fostering open communication, collaboration, and a sense of community, this sense of community is important to Mid Penn as we continue to expand geographically. We have found that employees who belong to any of our ERGs are more engaged, are developing leadership skills, and are gaining new experiences through volunteer and networking opportunities.

Education and Development

We encourage and support the growth and development of our employees and, wherever possible, seek to fill positions by promotion within the organization. The education and development of our employees is a priority, and we continue to invest in tools, education programs, certifications and continuing education to help our employees build their knowledge, skills and experience. We provide in-house training to employees on topics including leadership and professional development, cybersecurity, risk, compliance and technology.

Benefits

On an ongoing basis, we further promote the health and wellness of our employees by strongly encouraging work-life balance. Our benefits package includes health care coverage, retirement benefits, life and disability insurance, tuition-reimbursement, parental leave, wellness programs, and paid time off.

Retention

Employee retention helps us operate efficiently and offers continuity to our customers and the community. We believe our concern for our employees' well-being, supporting our employees' career goals, offering competitive wages and providing valuable benefits aids in retention of our employees.

Community Involvement

The Bank is dedicated to supporting charitable community organizations through corporate donations, employee volunteerism and fundraising. In 2022, our employees demonstrated their commitment to our communities by personally giving more than $50 thousand to charitable organizations within Mid Penn's footprint through our Dress Down Friday program.

Lending Activities

The Bank offers a variety of loan products to its customers, including commercial real estate loans, residential real estate loans, commercial and industrial loans, and consumer loans. The Bank's primary lending objectives are as follows:

- to establish relationships with creditworthy customers who exhibit positive historical repayment trends, stable cash flows and secondary sources of repayment from tangible collateral;
- to establish a diversified loan portfolio; and
- to provide a satisfactory return to Mid Penn's shareholders by properly pricing loans to include the cost of funds, administrative costs, bad debts, local economic conditions, competition, customer relationships, the term of the loan, credit risk, collateral quality and a reasonable profit margin.

Credit risk is managed through portfolio diversification, underwriting policies and procedures, and loan monitoring practices. Lenders are provided with detailed underwriting policies for all types of credit risks accepted by the Bank and must obtain appropriate internal approvals for credit extensions. The Bank also maintains strict documentation requirements and robust credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible, so any exposures that are discovered might be mitigated or potential losses reduced. The Bank generally secures

MID PENN BANCORP, INC.

its loans with real estate, with such collateral values dependent and subject to change based on real estate market conditions within its market area. As of December 31, 2022, the Bank's highest concentration of credit is in commercial real estate.

Investment Activities

Mid Penn's securities portfolio is a source for both liquidity and interest earnings and serves to support pledging requirements on public funds deposits through investments in primarily higher-quality, fixed-income debt securities. Mid Penn does not have any significant non-governmental concentrations within its investment securities portfolio.

Mid Penn maintains both a held-to-maturity investment portfolio and an available-for-sale investment portfolio. Both portfolios are comprised primarily of lower-risk debt securities, including U.S. Treasury and U.S. government agencies, mortgage-backed U.S. government agencies, investment-grade municipal securities, and corporate bonds. The held-to-maturity portfolio was established to support the Bank's growth in public fund deposits, which may require pledging of investment securities. The investments in the held-to-maturity portfolio are recorded on the balance sheet at book value (amortized cost), while the available-for-sale securities are recorded on the balance sheet at fair value. These debt securities derive fair values relative to investments of the same type and credit profile with similar maturity dates. As the interest rate environment changes, Mid Penn's fair value of securities will change. This difference between the amortized cost and fair value of available-for-sale investment securities, or unrealized loss, amounted to $24.5 million as of December 31, 2022. On an after-tax basis, this unrealized loss on available-for-sale securities resulted in a reduction to shareholders' equity, through the accumulated other comprehensive loss component, of $19.1 million. No investments in either the held-to-maturity portfolio or available-for-sale portfolio as of December 31, 2022 were deemed to have other-than-temporary-impairment. The majority of the investments are high quality United States and municipal securities that, if held to maturity, are expected to result in no realized loss to the Bank.

Deposits and Other Sources of Funds

The Bank primarily uses deposits and, to a lesser extent, wholesale borrowings to finance lending and investment activities. Wholesale borrowing sources include advances from the Federal Home Loan Bank of Pittsburgh (the "FHLB"), overnight borrowings from the Bank's other correspondent banking relationships, and advances from the Federal Reserve's Discount Window.

All borrowings, except for lines of credit with the Bank's correspondent banks, require collateral in the form of loans or securities. Collateral levels, therefore, limit the extent of borrowings and the available lines of credit extended by the Bank's creditors. As a result, generating and retaining retail deposits remains critical to the future funding and growth of the business. Deposit growth within the banking industry has been subject to strong competition from a variety of financial services companies. This competition may require financial institutions to adjust their product offerings and pricing to maintain and grow deposits.

Additionally, the safety of traditional bank deposit products has remained an attractive option during periods of market volatility. Mid Penn's ability to attract retail funds in the future will continue to be impacted by the public's appetite for the safety of insured or local investments versus the returns offered by alternative choices as part of their personal investment mix.

Competition

The financial services and banking business is highly competitive, and the profitability of Mid Penn depends principally upon the Corporation's ability to successfully compete in its market area. The Bank actively competes with other financial services companies for deposit, loan, trust and wealth management business. Competitors include other commercial banks, credit unions, savings banks, savings and loan associations, insurance companies, securities brokerage firms, finance companies, mutual funds, and product/service alternatives via the Internet. Financial institutions compete primarily on the quality of services rendered, interest rates on loans and deposits, service charges, the convenience of banking facilities, location and hours of operation and, in the case of loans to larger commercial borrowers, relative lending limits.

Many competitors are larger than the Corporation and have significantly greater financial resources, personnel and locations from which to conduct business. In addition, the Bank is subject to banking regulations while certain non-banking competitors may not be subject to similar regulations. For more information, see the "Supervision and Regulation" section below and Item 1A, "Risk Factors".

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Mid Penn has been able to compete effectively with other financial institutions by emphasizing customer-focused relationship management and services, convenient hours, efficient and friendly employees, a consultative sales approach, local decision making, and quality products.

Supervision and Regulation

General

Financial holding companies and banks are extensively regulated under both federal and state laws. The regulation and supervision of the Corporation and particularly the Bank are primarily focused on the protection of depositors, the DIF, and the monetary system, and do not prioritize shareholder interests. Enforcement actions that may be imposed by federal and state banking regulators include the imposition of a conservator or receiver, cease-and-desist orders and written agreements, the termination of insurance on deposits, the imposition of civil money penalties, and removal and prohibition orders. If a banking regulator takes any enforcement action, the value of an equity investment in Mid Penn could be substantially reduced or eliminated. As of December 31, 2022, the Corporation was not subject to any supervisory enforcement actions.

Federal and state banking laws contain numerous provisions affecting various aspects of the business and operations of Mid Penn and the Bank. Mid Penn is subject to, among others, the regulations of the Securities and Exchange Commission ("SEC") and the Board of Governors of the Federal Reserve System (the "Federal Reserve"). The Bank is subject to, among others, the regulations of the Pennsylvania Department of Banking and Securities and the FDIC. The descriptions below of, and references to, applicable statutes and regulations are not intended to be complete lists or reflective of all applicable provisions or their effects on the Corporation. They are summaries of the more significant laws and regulations and are qualified in their entirety by reference to the complete provisions of such statutes and regulations.

Holding Company Regulation

Mid Penn is a registered financial holding company subject to supervision and regulation by the Federal Reserve. As such, it is subject to the Bank Holding Company Act of 1956 ("BHCA") and many of the Federal Reserve's regulations promulgated thereunder. The Federal Reserve has broad enforcement powers over financial and bank holding companies, including the power to impose substantial fines and civil penalties.

The BHCA requires Mid Penn to file an annual report with the Federal Reserve regarding the holding company and its subsidiary bank. The Federal Reserve also conducts examinations of the holding company. The Bank is not a member of the Federal Reserve System; however, the Federal Reserve possesses cease-and-desist powers over financial and bank holding companies and their subsidiaries where actions would constitute an unsafe or unsound practice or violation of law. The Federal Reserve also makes policy that applies to the declaration and distribution of dividends by financial and bank holding companies.

The BHCA restricts a financial or bank holding company's ability to acquire control of additional banks. In addition, the BHCA restricts the activities in which financial or bank holding companies may engage directly or through nonbank subsidiaries.

Gramm-Leach-Bliley Financial Modernization Act

Under the Gramm-Leach-Bliley Financial Modernization Act ("GLB"), bank holding companies that meet certain management, capital, and Community Reinvestment Act standards, are permitted to elect to become financial holding companies. No prior regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in certain financial activities permitted under GLB. Activities cited by GLB as being financial in nature include:

- securities underwriting, dealing and market making;
- sponsoring mutual funds and investment companies;
- insurance underwriting and agency;
- merchant banking activities; and
- activities that the Federal Reserve has determined by regulation to be closely related to banking.

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In addition to permitting financial holding companies' entry into new lines of business, the law allows companies the freedom to streamline existing operations and to potentially reduce costs. The GLB may increase both opportunity and competition.

In December 2019, Mid Penn made the election to be treated as a financial holding company as its subsidiary bank was well capitalized under the FDIC Improvement Act's prompt corrective action provisions, the holding company and Bank were deemed by the regulators to be well managed, and the Bank had at least a satisfactory rating under the Community Reinvestment Act. The required filing supporting this election was a declaration that the bank holding company wished to become a financial holding company and met all applicable requirements. Mid Penn made the election given the Corporation's growth and the intended broadening spectrum of financial product and service offerings to potentially include, but not be limited to, insurance and wealth management services.

Bank Regulation

As a Pennsylvania-chartered, non-member bank, the Bank is subject to supervision, regulation and examination by both the Pennsylvania Department of Banking and Securities and the FDIC. The deposits of the Bank are insured by the FDIC to the maximum extent provided by law. The FDIC assesses deposit insurance premiums, the amount of which depends in part on both the asset size and the condition of the Bank. Moreover, the FDIC may terminate deposit insurance of the Bank under certain circumstances. The federal and state banking regulatory agencies have broad enforcement powers over depository institutions under their jurisdiction, including the power to terminate deposit insurance, to impose fines and other civil and criminal penalties, and to appoint a conservator or receiver if any of a number of conditions is met. In addition, the Bank is subject to a variety of local, state and federal laws that affect its operations.

Banking regulations affect a wide range of the Bank's activities and operations, including, but not limited to, permissible types and amounts of loans, investments and other activities, capital adequacy, branching, interest rates on loans, compensation standards, payment of dividends, various bank account and bank service disclosures, and the safety and soundness of banking practices.

Capital Requirements, Prompt Corrective Action and Basel III Capital Reforms

Under risk-based capital requirements for financial or bank holding companies, Mid Penn is required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance-sheet activities, such as standby letters of credit) of 10.5%. At least half of the total capital is to be composed of common equity, retained earnings and qualifying perpetual preferred stock, less goodwill ("Tier 1 Capital"). The remainder may consist of subordinated debt, non-qualifying preferred stock and a limited amount of the loan loss allowance ("Tier 2 Capital"). Combined, the Tier 1 Capital and Tier 2 Capital comprise regulatory "Total Capital". As of December 31, 2022, Mid Penn complied with these risk-based capital requirements.

In addition, the Federal Reserve has established minimum leverage ratio requirements for bank holding companies. These requirements provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets ("leverage ratio") equal to 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. All other bank holding companies will generally be required to maintain a leverage ratio of at least 4-5%. The requirements also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the requirements indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio" (deducting all intangibles) in evaluating proposals for expansion or new activity. As of December 31, 2022, Mid Penn has met these leverage requirements, and the Federal Reserve has not advised Mid Penn of any specific minimum Tier 1 leverage ratio requirement.

The Bank is subject to similar capital requirements adopted by the FDIC, and as of December 31, 2022, the Bank's capital levels were sufficient to be considered "well-capitalized". The FDIC has not advised the Bank of any specific minimum leverage ratios.

The capital ratios of Mid Penn and the Bank are described in "Note 17 - Regulatory Matters", within Item 8, Notes to Consolidated Financial Statements, which are included herein.

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Banking regulators may further refine capital requirements applicable to banking organizations, including those discussed in the "Regulatory Capital Changes" section below. Changes to capital requirements could materially affect the profitability of Mid Penn or the fair value of Mid Penn stock.

In addition to the required minimum capital levels described above, federal law establishes a system of "prompt corrective actions" which federal banking agencies are required to take, and certain actions which they have discretion to take, based upon the capital category into which a federally regulated depository institution falls. Regulations set forth detailed procedures and criteria for implementing prompt corrective action in the case of any institution that is not adequately capitalized. Under the rules, an institution will be deemed to be "adequately capitalized" if it exceeds the minimum federal regulatory capital requirements. However, it will be deemed "undercapitalized" if it fails to meet the minimum capital requirements, "significantly undercapitalized" if it has a Total Risk-Based Capital ratio that is less than 6%, a Tier 1 Risk-Based Capital ratio that is less than 3%, or a leverage ratio that is less than 3%, and "critically undercapitalized" if the institution has a ratio of tangible equity to total assets that is equal to or less than 2%.

The prompt corrective action rules require an undercapitalized institution to file a written capital restoration plan, along with a performance guaranty by its holding company or a third party. In addition, an undercapitalized institution becomes subject to certain automatic restrictions including a prohibition on payment of dividends, a limitation on asset growth and expansion, in certain cases, a limitation on the payment of bonuses or raises to senior executive officers, and a prohibition on the payment of certain "management fees" to any "controlling person". Institutions that are classified as undercapitalized are also subject to certain additional supervisory actions, including increased reporting burdens and regulatory monitoring, a limitation on the institution's ability to make acquisitions, open new branch offices, or engage in new lines of business, obligations to raise additional capital, restrictions on transactions with affiliates, and restrictions on interest rates paid by the institution on deposits. In certain cases, bank regulatory agencies may require replacement of senior executive officers or directors, or sale of the institution to a willing purchaser. If an institution is deemed "critically undercapitalized" and continues in that category for four quarters, the statute requires, with certain limited exceptions, that the institution be placed in receivership.

Mid Penn and the Bank are subject to the Basel III Rules that are based upon the final framework of the Basel Committee for strengthening capital and liquidity regulation. Under the Basel III Rules, Mid Penn and the Bank apply the standardized approach in measuring risk weighted assets ("RWA") and regulatory capital.

Under the Basel III Rules, Mid Penn and the Bank are subject to the following minimum capital ratios:

- Common equity tier 1 capital ("CET1")to risk-weighted assets of 4.5%
- Tier 1 capital to RWA of 6.0%
- Total capital to RWA of 8.0%
- Leverage ratio of 4.0%

The Basel III Rules also included a "capital conservation buffer" of 2.5%, composed entirely of CET1, in addition to the minimum capital to RWA ratios outlined above, resulting in effective minimum common equity tier 1, Tier 1 and total capital ratios of 7.0%, 8.5% and 10.5%, respectively. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a capital ratio above the minimum, but below the conservation buffer, will face restrictions on dividends, equity repurchases, and executive compensation based on the amount of the shortfall and the institution's "eligible retained income" (that is, four quarter trailing net income, net of distributions and tax effects not reflected in net income). As of December 31, 2022, the Corporation and the Bank exceeded the minimum capital requirements, including the capital conservation buffer, as prescribed in the Basel III Rules.

The Basel III Rules provide for a number of required deductions from and adjustments to CET1. These deductions and adjustments include, for example, goodwill, other intangible assets, and deferred tax assets ("DTAs") that arise from net operating loss and tax credit carryforwards net of any related valuation allowance. MSRs, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks and investments in non-consolidated financial institutions must also be deducted from CET1 to the extent that they exceed certain thresholds. Through subsequent rulemaking, the federal banking agencies provided certain forms of relief to banking organizations, such as Mid Penn and the Bank, that are not subject to the advanced approaches framework. Mid Penn and the Bank made a one-time, permanent election under the Basel III Rules to exclude the effects of certain components of accumulated ("AOCI") included in shareholders' equity under generally accepted accounting principals in the United States ("GAAP") in determining regulatory capital ratios.

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Under the Basel III Rules, certain off-balance sheet commitments and obligations are converted into RWA, that together with on-balance sheet assets, are the base against which regulatory capital is measured. The Basel III Rules defined the risk-weighting categories for bank holding companies and banks that follow the standardized approach, such as Mid Penn and the Bank, based on a risk-sensitive analysis, depending on the nature of the exposure.

The Capital Simplifications Rules eliminated the standalone prior approval requirement in the Basel III Rules for any repurchase of common stock. In certain circumstances, repurchases of our common stock may be subject to a prior approval or notice requirement under other regulations or policies of the Federal Reserve. Any redemption or repurchase of preferred stock or subordinated debt remains subject to the prior approval of the Federal Reserve.

Safety and Soundness Standards

The federal banking regulatory agencies have adopted a set of guidelines prescribing safety and soundness standards for depository institutions such as the Bank. The guidelines establish general standards relating to management practices, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, liquidity, capital, earnings, compensation, fees and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal shareholder.

In addition, the agencies adopted regulations that authorize an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If an institution is not satisfying certain safety and soundness standards and fails to submit to the banking regulatory agency an acceptable compliance plan or fails to implement an accepted plan, the agency may issue an order directing action to correct the deficiency and may issue an order directing other actions be taken, including restricting asset growth, restricting interest rates paid on deposits, restricting dividend payments to shareholders, and requiring an increase in the institution's ratio of tangible equity to assets. For the periods reported in this Form 10-K and in the period subsequent to December 31, 2022, up to the date of the filing of this Form 10-K, Mid Penn was not subject to any such bank regulatory orders.

Payment of Dividends and Other Restrictions

Mid Penn's holding company is a legal entity separate and distinct from its wholly-owned Bank subsidiary. There are various legal and regulatory limitations on the extent to which the Bank can, among other things, finance, or otherwise supply funds to the holding company. Specifically, dividends from the Bank are the principal source of the holding company's cash funds, and there are certain legal restrictions under Pennsylvania law and Pennsylvania banking regulations on the payment of dividends by state-chartered banks. The relevant regulatory agencies also have authority to prohibit Mid Penn and the Bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound banking practice. Depending upon the financial condition of the holding company and the Bank, the payment of dividends could be deemed by a regulatory agency to constitute such an unsafe or unsound practice. The holding company and the Bank were not subject to any such dividend prohibitions during the years ended December 31, 2022, 2021, and 2020.

Deposit Insurance

The FDIC insures deposits of the Bank through the DIF. The FDIC maintains the DIF by assessing depository institutions an insurance premium. The amount each institution is assessed is based upon a variety of factors that include the level of assets and tangible equity, and the condition of the Bank (the degree of risk the institution poses to the insurance fund). The FDIC insures deposits up to $250,000. The Bank pays an insurance premium into the DIF based on a regulatory defined assessment calculation. The FDIC uses a risk-based premium system that assesses higher rates on those institutions that pose greater risks to the DIF. The FDIC places each institution in one of four risk categories using a two-step process based first on capital ratios (the capital group assignment) and then on other relevant information (the supervisory group assignment). Subsequently, the rate for each institution within a risk category may be adjusted depending upon different factors that either enhance or reduce the risk the institution poses to the DIF, including the unsecured debt, secured liabilities and brokered deposits related to each institution. Finally, certain risk multipliers may be applied to the adjusted assessment.

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Beginning with the second quarter of 2011 and as applicable continuously through to the current period, as mandated by the Dodd-Frank Act, the assessment base that the FDIC uses to calculate assessment premiums is the Bank's average assets minus average tangible equity. As the asset base of the banking industry is larger than the deposit base, the range of assessment rates is a low of 2.5 bp and a high of 45 bp, per $100 of assets.

The FDIC is required under the Dodd-Frank Act to establish assessment rates that will allow the DIF to achieve a reserve ratio of 1.35% of Insurance Fund insured deposits by September 2020. In addition, the FDIC has established a "designated reserve ratio" of 2%, a target ratio that, until it is achieved, will not likely result in the FDIC reducing assessment rates. In attempting to achieve the mandated 1.35% ratio, the FDIC is required to implement assessment formulas that charge banks over $10 billion in asset size more than banks under that size. These new formulas did not affect the Bank as it was less than $10 billion in total assets size.

During the third quarter of 2019, Mid Penn received notification from the FDIC that the FDIC's Deposit Insurance Fund reserve ratio met a threshold resulting in the FDIC providing the Bank with a $492,000 credit, which was applied to the deposit insurance assessments for both the second and third quarters of 2019.

Consumer Protection Laws

A number of laws govern the relationship between the Bank and its customers. For example, the Community Reinvestment Act is designed to encourage services, investments, and lending activities in low- and moderate-income areas. The Home Mortgage Disclosure Act and the Equal Credit Opportunity Act attempt to minimize lending decisions based on impermissible criteria, such as race or gender. The Truth-in-Lending Act and the Truth-in-Savings Act require banks to provide certain disclosure of relevant terms related to loans and savings accounts, respectively. Anti-tying restrictions (which prohibit conditioning the availability or terms of credit on the purchase of another banking product) further restrict the Bank's relationships with its customers. The Bank maintains a comprehensive compliance management program to promote its compliance with these and other applicable consumer protection laws and regulations.

Privacy Laws

The federal banking regulators have issued a number of regulations governing the privacy of consumer financial and customer information. The regulations limit the disclosure by financial institutions, such as the Corporation and Bank, of nonpublic personal information about individuals who obtain financial products or services for personal, family, or household purposes. Subject to certain exceptions allowed by law, the regulations cover information sharing between financial institutions and nonaffiliated third parties. More specifically, the regulations require financial institutions to provide:

- initial notices to customers about their privacy policies, describing the conditions under which they may disclose nonpublic personal financial information to nonaffiliated third parties and affiliates;
- annual notices of their privacy policies to their current customers; and
- a reasonable method for consumers to "opt out" of disclosures to nonaffiliated third parties.

Affiliate Transactions

Transactions between the Bank and the Corporation, and/or its nonbank subsidiary affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An "affiliate" of a bank or savings institution is any company or entity that controls, is controlled by, or is under common control with the bank or savings institution. Generally, a subsidiary of a depository institution that is not also a depository institution is not treated as an affiliate of the bank for purposes of Sections 23A and 23B. Sections 23A and 23B are intended to protect insured depository institutions from suffering losses arising from transactions with non-insured affiliates, by limiting the extent to which a bank or its subsidiaries may engage in covered transactions with any one affiliate and with all affiliates of the bank in the aggregate, and requiring that such transactions be on terms that are consistent with safe and sound banking practices.

The USA Patriot Act, Anti-Money Laundering and Anti-Terrorism Financing

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA Patriot Act") broadened the application of anti-money laundering regulations to apply to additional types of financial institutions, such as broker-dealers, and strengthened the ability of the U.S. government to detect and prosecute international money laundering and the financing of terrorism. Under Title III of the USA Patriot Act, also known as the

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International Money Laundering Abatement and Anti-Terrorism Financing Act of 2001, all financial institutions, including Mid Penn and the Bank, are required in general to identify their customers, adopt formal and comprehensive anti-money laundering programs, scrutinize or prohibit altogether certain transactions of special concern, and be prepared to respond to inquiries from U.S. law enforcement agencies concerning their customers and their transactions. The principal provisions of Title III of the USA Patriot Act require that regulated financial institutions, including state-chartered banks:

- establish an anti-money laundering program that includes training and audit components;
- comply with regulations regarding the verification of the identity of any person seeking to open an account;
- take additional required precautions with non-U.S. owned accounts; and
- perform certain verification and certification of money laundering risk for their foreign correspondent banking relationships.

Additional information-sharing among financial institutions, regulators, and law enforcement authorities is encouraged for financial institutions that comply with this provision and the authorization of the Secretary of the Treasury to adopt rules to further encourage cooperation and information-sharing.

The USA Patriot Act also expanded the conditions under which funds in a U.S. interbank account may be subject to forfeiture and increased the penalties for violation of anti-money laundering regulations. Failure of a financial institution to comply with the USA Patriot Act's requirements could have serious legal and reputational consequences for the institution. The effectiveness of a financial institution in combating money-laundering activities is a factor to be considered in any application submitted by the financial institution under the Bank Merger Act, which applies to the Bank.

The Bank has adopted policies, procedures and controls to address compliance with the requirements of the USA Patriot Act under the existing regulations and will continue to revise and update its policies, procedures and controls to reflect changes required by the USA Patriot Act and implementing regulations.

JOBS Act

In 2012, the Jumpstart Our Business Startups Act (the "JOBS Act") became law. The JOBS Act is aimed at facilitating capital raising by smaller companies, banks, and bank holding companies. Certain changes implemented by the JOBS Act that impacted Mid Penn included (i) raising the threshold requiring registration under the Securities Exchange Act of 1934 (the "Exchange Act") for banks and bank holdings companies from 500 to 2,000 holders of record, and (ii) raising the threshold for triggering deregistration under the Exchange Act for banks and bank holding companies from 300 to 1,200 holders of record.

Dodd-Frank Act

The Dodd-Frank Act, which became law in July 2010, significantly changed regulation of financial institutions and the financial services industry. Dodd-Frank created a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation, and centralized responsibility for consumer financial protection by creating a new agency, the Consumer Financial Protection Bureau, which is responsible for implementing, examining and enforcing compliance with federal consumer financial laws. Dodd-Frank also permanently raised the current standard maximum deposit insurance amount to $250,000, established strengthened capital standards for banks, disallowed certain trust preferred securities from qualifying as Tier 1 Capital (subject to certain grandfather provisions for existing trust preferred securities), established new minimum mortgage underwriting standards, granted the Federal Reserve the power to regulate debit card interchange fees, and implemented corporate governance changes.

Effects of Government Policy and Potential Changes in Regulation

Changes in regulations applicable to the Corporation, the Bank, or its nonbank subsidiaries, or shifts in monetary or other government policies, could have a material effect on our business. The Corporation's business is also affected by the state of the financial services industry in general. As a result of legal, economic, and competitive changes, management believes that the Corporation and the financial services industry will continue to experience an increased rate of change from both the opportunities and competitive challenges resulting from greater product and service offerings, technological advancements, and business combinations.

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From time to time, legislation is enacted that has the effect of increasing the compliance and operations requirements and the cost of doing business, changing the tax structure applicable to Mid Penn, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks, bank holding companies and other financial institutions are frequently made in Congress and the various bank regulatory agencies. Mid Penn cannot predict the likelihood of any major changes or the impact such changes might have on Mid Penn, the Bank, or the nonbank subsidiaries. Congressional bills and other proposals could result in additional significant changes to the financial services and banking system, including, but not limited to, provisions for limitations on deposit insurance coverage, changing the timing and method financial institutions use to pay for deposit insurance, expanding the power of banks by removing the restrictions on bank underwriting activities, changing the regulation of bank derivatives activities, and allowing commercial enterprises to own banks. As a consequence of the extensive regulation of commercial banking activities in the United States, the Bank's business is particularly susceptible to being affected by federal legislation and regulations that may increase the costs of doing business or change the Corporation's competitive landscape. Whether any future legislation will be enacted or additional regulations will be adopted, and how they might impact Mid Penn, cannot be determined at this time.

Mid Penn's earnings are, and will be affected by, domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The monetary policies of the Federal Reserve have had, and will likely continue to have, an impact on the operating results of commercial banks because of the Federal Reserve's power to implement national monetary policy to, among other things, promote employment, control inflation or combat recession. The Federal Reserve has a major impact on the loan and deposit rates offered by the Bank and its competitors, and on the levels of bank loans, investments and deposits, through its open market operations in United States government securities and through its regulation of, among other things, the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to reasonably predict the nature, amount, frequency, and impact of future changes in monetary and fiscal policies.

Environmental Laws

Management does not anticipate that compliance with environmental laws and regulations will have any material effect on Mid Penn's capital, expenditures, earnings, or competitive position. However, environmentally-related hazards have become a source of high risk and liability for some financial institutions.

Additionally, the Pennsylvania Economic Development Agency, Fiduciary and Lender Environmental Liability Protection Act provides, among other things, protection to lenders from environmental liability and remediation costs under the environmental laws for releases and contamination caused by others. A lender who engages in activities involved in the routine practices of commercial lending, including, but not limited to, the providing of financial services, holding of security interests, workout practices, foreclosure or the recovery of funds from the sale of property shall not be liable under the environmental acts or common law equivalents to the Pennsylvania Department of Environmental Resources or to any other person by virtue of the fact that the lender engages in such commercial lending practice. A lender, however, will be liable if it, its employees or agents, directly cause an immediate release or directly exacerbate a release of a regulated substance on or from the property, or knew and willfully compelled the borrower to commit an action which caused such release or to violate an environmental act. The Pennsylvania Economic Development Agency, Fiduciary and Lender Environmental Liability Protection Act does not limit federal liability, which still exists under certain circumstances.

Corporate Governance

The Sarbanes-Oxley Act of 2002 ("SOX") and related rules and regulations adopted by the SEC and NASDAQ addressed the following issues: corporate governance, auditor independence and accounting standards, executive compensation, insider loans, whistleblower protection, and enhanced and timely disclosure of corporate information. Mid Penn has established policies, procedures, and systems designed to promote compliance with these regulations. Section 404 of SOX requires publicly held companies to document, test and certify that their internal control systems over financial reporting are effective. Effective for year-end financial reports beginning with December 31, 2017, Mid Penn is subject to the independent attestation requirement under Section 404 of the SOX. The Bank remains subject to independent auditor attestation under FDIC regulation 363.3(b), which is a similar independent attestation requirement at the Bank level.

Available Information

Mid Penn's common stock is registered under Section 12(b) of the Exchange Act and is traded on NASDAQ under the trading symbol MPB. Mid Penn is subject to the informational requirements of the Exchange Act, and, accordingly, files

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reports, proxy statements and other information with the SEC. Mid Penn is an electronic filer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC's Internet site address is www.sec.gov.

Mid Penn's headquarters are located at 2407 Park Drive, Harrisburg, Pennsylvania 17110, and its telephone number is 1-866-642-7736. Mid Penn's website is **midpennbank.com** and Mid Penn makes available through its website, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably possible after filing with the SEC. Mid Penn has adopted a Code of Ethics that applies to all employees and this document is also available on Mid Penn's website. The information included on our website is not considered a part of this document.

ITEM 1A. RISK FACTORS

Before investing in Mid Penn common stock, an investor should carefully read and consider the risk factors described below, which are not intended to be all inclusive, and to review other information contained in this report and in our other filings with the SEC. The risks and uncertainties described below are not the only ones facing Mid Penn's holding company, the Bank, and nonbank subsidiaries. Additional risks and uncertainties that we are not aware of, or that we currently deem less significant, or that we are otherwise not specifically focused on, may also impact our business, results of operations, and our common stock. If any of these known or unknown risks or uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the market price of our common stock could decline significantly, and an investor could lose all or part of his or her investment in Mid Penn.

Unless the context otherwise requires, references to "we," "us," "our," "Mid Penn," or "Mid Penn Bancorp, Inc.," collectively refer to Mid Penn Bancorp, Inc. and its subsidiaries, and specific references to the "Bank" refer to Mid Penn Bank, the wholly owned banking subsidiary of Mid Penn Bancorp, Inc.

Risks Related to Our Primary Business and Industry

Mid Penn is subject to interest rate risk.

Mid Penn's earnings and cash flows are largely dependent upon the Bank's net interest income. Net interest income is the difference between interest income earned on interest-earning assets such as loans and securities, and interest expense paid on interest-bearing liabilities such as deposits and borrowed funds. Interest rates are highly sensitive to many factors that are beyond Mid Penn's control, including general economic conditions and policies of various governmental and regulatory agencies and, in particular, the Board of Governors of the Federal Reserve System (the "Federal Reserve"). Changes in monetary policy, including changes in interest rates, could influence not only the interest income the Bank receives on loans and securities and the amount of interest expense it pays on deposits and borrowings, but such changes could also affect (i) the Bank's ability to originate loans and obtain deposits, (ii) the fair value of financial assets and liabilities, and (iii) the average duration of mortgage-backed securities in the Bank's investment portfolio. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, Mid Penn's net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and investments fall more quickly than the interest rates paid on deposits and borrowings. Mid Penn may be subject to a greater risk of rising interest rates due to the current period of rising interest rates and high inflation. The Federal Reserve aggressively raised interest rates in 2022 to curb inflation, which is likely to drive down the prices of income or dividend-paying securities. The risk that interest rates may continue to rise is pronounced.

Management believes it has implemented effective asset and liability management strategies and interest rate risk management activities to reduce the potential effects of changes in interest rates on Mid Penn's results of operations. Any substantial, unexpected, prolonged, or rapid change in market interest rates could have a material adverse effect on the Bank's net interest income and Mid Penn's financial condition and results of operations.

Mid Penn is subject to credit risk.

As of December 31, 2022, approximately 88% of the Bank's loan portfolio consisted of commercial real estate, commercial and industrial, and agricultural loans. These types of loans are generally viewed as having more risk of default than residential real estate loans or secured consumer loans. Commercial loans are also typically larger than residential real estate loans and consumer loans. Because the loan portfolio contains a significant number of commercial and industrial loans, and construction and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in non-performing loans. In addition, Mid Penn's credit risk may be exacerbated when the collateral held by Mid Penn cannot be readily realized or liquidated at prices sufficient to recover the full amount of the credit or derivative exposure due to Mid Penn. An increase in non-performing loans or collateral value deficiencies could result in a net loss of earnings from these loans, an increase in the provision for possible loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Mid Penn's financial condition and results of operations.

The allowance for loan losses may be not be sufficient to cover actual loan losses.

As of December 31, 2022, Mid Penn maintains an allowance for loan losses, which is a reserve established that represents management's best estimate of probable losses that have been incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio. The level of the allowance reflects management's continuing evaluation of industry concentrations; specific credit risks; loan loss experience; current loan portfolio quality; changes in present economic, political and regulatory conditions; other external factors such as the ongoing pandemic; and unidentified losses inherent in the current loan portfolio. The determination of the appropriate level of the allowance for possible loan losses inherently involves a high degree of subjectivity and requires Mid Penn to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Changes in economic conditions affecting borrowers, the impact of the ongoing pandemic, new information regarding existing loans, identification of additional problem credits and other factors, both within and outside of Mid Penn's control, impact the determination of the allowance. In addition, bank regulatory agencies periodically review Mid Penn's allowance for possible loan losses and may require an increase in the provision for possible loan losses or the recognition of further loan charge-offs, based on judgments different than those of management.

In the aftermath of the 2008 financial crisis, the Financial Accounting Standards Board determined to review how banks estimate losses in the allowance calculation, and it issued the final current expected credit loss standard ("CECL") in June 2016. For Mid Penn, the current allowance model will be replaced by the new CECL model effective for the first interim and annual reporting periods beginning after December 15, 2022. Under the new CECL model, financial institutions will be required to use historical information, current conditions and reasonable forecasts to estimate the expected loss over the life of the loan. The transition to the CECL model will bring with it significantly greater data requirements and changes to methodologies to accurately account for expected losses under the new parameters, based on current estimates, management estimates that this increase will be no greater than 200% of the total credit loss reserve as of December 31, 2022. This estimate is subject to change based on continuing refinement and validation of the model and methodologies. at adoption date. Any increase in the allowance resulting from future charge-offs or the transition from the current allowance for loan loss model to the CECL model will result in a decrease in net income and, possibly, capital, and may have a material adverse effect on Mid Penn's financial condition and results of operations.

Competition from other financial institutions may adversely affect Mid Penn's and the Bank's profitability.

Mid Penn's banking subsidiary faces substantial competition in originating both commercial and consumer loans. This competition comes principally from other banks, credit unions, savings institutions, mortgage banking companies and other lenders. Many of its larger competitors who offer loans enjoy advantages over the Bank, including greater financial resources and higher lending limits, a wider geographic presence, more accessible branch office locations, the ability to offer a wider array of services or more favorable pricing alternatives, as well as lower origination and operating costs. This competition could reduce Mid Penn's net income by decreasing the number and size of loans that its banking subsidiary originates and the interest rates it may charge on these loans.

In attracting business and consumer deposits, the Bank faces substantial competition from other insured depository institutions such as other commercial banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds. Many of Mid Penn's larger competitors who accept deposits also enjoy advantages over the Bank, including greater financial resources, more aggressive marketing campaigns, better brand recognition, and more convenient branch locations. These competitors may offer higher interest rates than Mid Penn, which could decrease the deposits that the Bank attracts or require an increase in rates and interest expense to retain existing deposits or attract new deposits. Increased deposit competition could adversely affect Mid Penn's ability to generate the funds necessary for lending operations. As a result, Mid Penn may need to seek other sources of funds that may be more expensive to obtain and could increase its cost of funds.

Mid Penn's banking subsidiary and nonbank subsidiaries also compete with non-banking providers of financial services, such as brokerage firms, consumer finance companies, credit unions, insurance agencies and governmental organizations, which may offer more favorable terms. Some of its non-banking competitors are not subject to the same extensive and costly regulations that govern Mid Penn's operations. As a result, such non-banking competitors may have advantages over Mid Penn's banking subsidiary and nonbank subsidiaries in providing certain products and services. This competition may

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reduce or limit Mid Penn's margins on banking services, revenues from nonbanking subsidiaries' activities, reduce its market share and adversely affect its earnings and financial condition.

The discontinuance of LIBOR presents risks to the financial instruments originated, held or serviced by Mid Penn that use LIBOR as a reference rate.

The London Interbank Offered Rate ("LIBOR") and certain other "benchmarks" are the subject of recent national, international, and other regulatory guidance and proposals for reform. These reforms may cause such benchmarks to perform differently than in the past or have other consequences, which cannot be predicted. On July 27, 2017, the United Kingdom's Financial Conduct Authority ("FCA"), which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. Since then, regulators, industry groups and certain committees (e.g., the Alternative Reference Rates Committee) have, among other things, published recommended fall-back language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates (e.g., the Secured Overnight Financing Rate ("SOFR") as the recommended alternative to U.S. Dollar LIBOR), and proposed implementations of the recommended alternatives in floating rate instruments.

As announced on March 5, 2021, the administrator of LIBOR ceased publishing most non-USD LIBOR settings beginning on January 1, 2022 and Mid Penn currently anticipates that it will cease to publish the overnight, one-month, three-month, six-month and 12-month USD LIBOR settings on July 1, 2023.

Currently, SOFR is the alternative reference rate replacing LIBOR for most types of transactions. SOFR is viewed as a "riskless rate" as it is derived from rates on overnight U.S. Treasury repurchase transactions, which are essentially overnight loans secured by U.S. Treasury securities, and are largely viewed as not presenting credit risk. The BSBY is another alternative reference rate that is in use primarily in the loan market. BSBY is intended to reflect large banks' marginal wholesale cost of funds and is a credit-sensitive rate with a forward-looking term structure.

In October 2021, the federal bank regulatory agencies issued a Joint Statement on Managing the LIBOR Transition. In that guidance, the agencies offered their regulatory expectations and outlined potential supervisory and enforcement consequences for banks that fail to adequately plan for and implement the transition away from LIBOR. The failure to properly transition away from LIBOR may result in increased supervisory scrutiny. In addition, the implementation of LIBOR reform proposals may result in increased compliance costs and operational costs, including costs related to continued participation in LIBOR and the transition to a replacement reference rate or rates, which cannot currently be reasonably estimated.

The discontinuance of LIBOR may result in uncertainty or differences in the calculation of the applicable interest rate or payment amount depending on the terms of the governing documents, may adversely affect the value of Mid Penn's floating rate obligations, loans, deposits, derivatives, and other financial instruments tied to LIBOR rates and may also increase operational and other risks to Mid Penn and the industry, including reputational and litigation risk.

The Basel III capital requirements require Mid Penn to maintain higher levels of capital, which could reduce profitability.

Basel III established higher levels of base capital, certain capital buffers, and a migration toward common equity as the key source of regulatory capital. Although these capital requirements have been phased in and met by Mid Penn, the Basel III requirements signal a growing effort by domestic and international bank regulatory agencies to require financial institutions, including depository institutions, to maintain higher levels of capital. The Basel III implementation activities and related regulatory capital targets required additional capital to support our business risk profile. Maintaining higher levels of capital potentially reduces opportunities to leverage interest-earning assets, which could limit the net interest income and profitability of Mid Penn, and adversely impact our financial condition and results of operations.

As a participating lender in the SBA Paycheck Protection Program ("PPP"), we are subject to additional risks of litigation from our clients or other parties regarding our processing of loans for the PPP and risks that the SBA may not fund some or all PPP loan guaranties.

On March 27, 2020, President Trump signed the CARES Act, which included a loan program administered through the SBA referred to as the PPP. Under the PPP, small businesses and other entities and individuals were permitted to apply for loans from existing SBA lenders and other approved regulated lenders that enrolled in the program, subject to numerous limitations and eligibility criteria. We participated as a lender in the PPP, which commenced on April 3, 2020. Because of the short timeframe between the passing of the CARES Act and the commencement of the PPP, there was some ambiguity in the laws, rules and guidance regarding the operation of the PPP, which exposes the Corporation to risks relating to noncompliance with the PPP. Since its commencement, several other larger banks have been subject to litigation regarding the process and procedures that such banks used in processing applications for the PPP. We may be exposed to the risk of litigation, from both clients and non-clients that approached us regarding PPP loans, regarding our process and procedures used in processing applications for the PPP. If any such litigation is filed against us and is not resolved in a manner favorable to us, it may result in significant financial liability or adversely affect our reputation. In addition, litigation can be costly, regardless of outcome. Any financial liability, litigation costs or reputational damage caused by PPP related litigation could have a material adverse impact on our business, financial condition and results of operations.

We also have credit risk on PPP loans if a determination is made by the SBA that there is a deficiency in the manner in which the loan was originated, funded, or serviced by us, such as an issue with the eligibility of a borrower to receive a PPP loan, which may or may not be related to the ambiguity in the laws, rules and guidance regarding the operation of the PPP. In the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which the PPP loan was originated, funded, or serviced by us, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty, or, if it has already paid under the guaranty, seek recovery of any loss related to the deficiency from us.

Our SBA lending program is dependent upon the federal government and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the federal government. As an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's Preferred Lender status. If we lose our status as a Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders. Also, any changes to the SBA program, including changes to the level of guarantee provided by the federal government on SBA loans, could adversely affect our business and earnings.

We generally sell the guaranteed portion of our SBA 7(a) program loans in the secondary market. These sales have resulted in premium income for us at the time of sale and created a stream of future servicing income. We may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue originating and selling SBA 7(a) program loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans. When we sell the guaranteed portion of our SBA 7(a) program loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on the non-guaranteed portion of a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us, which could adversely affect our business and earnings.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our business and earnings.

Acts of terrorism, natural disasters, global climate change, pandemics and global conflicts may have a negative impact on our business and operations.

Acts of terrorism, natural disasters, global climate change, pandemics, global conflicts or other similar events could have a negative impact on our business and operations. While we have business continuity plans in place, such events occurring or persisting, such as the current COVID-19 or any future pandemic, could disrupt or delay the normal operations of our business and our facilities (including communications and technology), result in harm to or cause travel limitations on our employees, and have a similar impact on our clients, suppliers, third-party vendors and counterparties. These events also could impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. In addition, these or similar events may impact economic growth negatively, which could have an adverse effect on our business and operations and may have other adverse effects on us in ways that we are unable to predict.

The ongoing COVID-19 pandemic and measures taken to limit its spread could adversely affect Mid Penn's business, financial condition, and results of operations.

The COVID-19 pandemic has negatively impacted economic and commercial activity and financial markets. Measures to contain the virus, such as stay-at-home orders, travel restrictions, closure of non-essential businesses, occupancy limitations and social distancing requirements, resulted in significant business and operational disruptions, including business closures, and mass layoffs and furloughs. Though most restrictions have been lifted or eased and consumer and business spending and unemployment levels have improved significantly, the economic recovery has been uneven, with industries such as travel, entertainment, hospitality and food service lagging. Supply chain disruptions precipitated by the abrupt economic slowdown have contributed to increased costs, lost revenue, and inflationary pressures for many segments of the economy. Further, a significant number of workers left their jobs during the COVID-19 pandemic, leading to wage inflation in many industries as businesses attempt to fill vacant positions.

The extent to which the COVID-19 pandemic will ultimately affect our business is unknown and will depend, among other things, on the duration of the pandemic, the actions undertaken by national, state and local governments and health officials to contain the virus or mitigate its effects, the safety and effectiveness of the vaccines that have been developed and the extent to which they are accepted by the public, the development of effective therapies, and how quickly and to what extent economic conditions improve and normal business and operating conditions resume.

The continuation of the COVID-19 pandemic and the efforts to contain the virus, including effects of economic stimulus, and the exhaustion or expiration of stimulus benefits, could:
- reduce the demand for loans and other financial services;
- result in increases in loan delinquencies, problem assets, and foreclosures;
- cause the value of collateral for loans, especially real estate, to decline in value;
- reduce the availability and productivity of our employees;
- cause our vendors and counterparties to be unable to meet existing obligations to us;
- negatively impact the business and operations of third-party service providers that perform critical services for our business;
- cause the value of our securities portfolio to decline; and
- cause the net worth and liquidity of loan guarantors to decline, impairing their ability to honor commitments to us.

Any one or a combination of the above events could have a material, adverse effect on Mid Penn's business, financial condition, and results of operations.

Interest rate volatility stemming from COVID-19 could negatively affect our net interest income, lending activities, deposits and profitability.

Our net interest income, lending activities, deposits and profitability could be negatively affected by volatility in interest rates caused by uncertainties stemming from COVID-19. In March 2020, the Federal Reserve lowered the target range for the federal funds rate to a range from 0 to 0.25%, citing concerns about the impact of COVID-19 on markets and stress in the energy sector. In a series of moves beginning March 17, 2022 through February 1, 2023 intended to curb increasing inflation, the Federal Reserve increased the federal funds rate to a target range of 4.5% to 4.75%. A prolonged period of extremely volatile and unstable market conditions would likely increase our funding costs and negatively affect market risk mitigation strategies. Higher income volatility from changes in interest rates and spreads to benchmark indices could cause a loss of future net interest income and a decrease in current fair market values of our assets. Fluctuations in interest rates will impact both the level of income and expense recorded on most of our assets and liabilities and the market value of all interest-earning assets and interest-bearing liabilities, which in turn could have a material adverse effect on our net income, operating results, or financial condition.

If Mid Penn's information systems are interrupted or sustain a breach in security, those events may negatively affect Mid Penn's financial performance and reputation.

In conducting its business, Mid Penn relies heavily on its information systems. Maintaining and protecting those systems and data is difficult and expensive, as is dealing with any failure, interruption, or breach in security of these systems, whether due to acts or omissions by Mid Penn or by a third party, and whether intentional or not. Any such failure, interruption, or breach could result in failures or disruptions in Mid Penn's customer relationship management, general ledger, deposit, loan, and other systems. A breach of Mid Penn's information security may result from fraudulent activity committed against Mid Penn or its clients, resulting in financial loss to Mid Penn or its clients, or privacy breaches against Mid Penn's clients. Such fraudulent activity may consist of check fraud, electronic fraud, wire fraud, "phishing", social engineering, identity theft, or other deceptive acts. The policies, procedures, and technical safeguards put in place by Mid Penn to prevent or limit the effect of any failure, interruption, or security breach of its information systems and data may be insufficient to prevent or remedy the effects of any such occurrences. The occurrence of any failures, interruptions, or security breaches of Mid Penn's information systems and data could damage Mid Penn's reputation, cause Mid Penn to incur additional expenses, result in online services or other businesses becoming inoperable, subject Mid Penn to regulatory sanctions or additional regulatory scrutiny, or expose Mid Penn to civil litigation and possible financial liability, any of which could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn's business operations and interaction with customers are increasingly done via technology and electronic delivery channels, and this has increased risks related to cyber-attacks and cyber incidents.

Mid Penn is exposed to the risk of cyber-attacks in the normal course of business. In general, cyber incidents can result from deliberate attacks or unintentional events. An increased level of attention in the industry is focused on cyber-attacks that include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. To combat against these attacks, Mid Penn has certain security systems and policies and procedures in place to prevent or limit the effect of the possible security breach of its information systems and it has insurance against some cyber-risks and attacks. While Mid Penn has not incurred any material losses related to cyber-attacks, nor is it aware of any specific or threatened cyber-incidents as of the date of this report, it may incur substantial costs and suffer other negative consequences if it falls victim to successful cyber-attacks. Such negative consequences could include remediation costs that may include liability for stolen assets or information and repairing system damage that cyber-attacks may have caused; deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants; lost revenues resulting from unauthorized use of proprietary information or the failure to retain or attract customers following an attack; litigation; and reputational damage adversely affecting customer or investor confidence.

We are required to make a number of judgments in applying generally accepted accounting standards, and different estimates and assumptions in the application of these accounting standards could result in a decrease in capital and/or other material changes to our reports of financial condition and results of operations.

Generally accepted accounting principles involve certain estimates and processes that are particularly susceptible to significant change, including those related to the determination of the allowance for loan losses and reserve for unfunded lending commitments, the fair value of and potential impairment of certain financial instruments including investment securities, income tax assets or liabilities (including deferred tax assets and any related valuation allowance), and share-based compensation. While we have identified critical accounting policies and have procedures and processes in place to support making the related judgments and estimates, changes to the processes, assumptions, or models in the application of these generally accepted accounting principles, and the impact to the related judgments and estimates could result in a decrease to net income and, possibly, capital and may have a material adverse effect on our financial condition and results of operations. From time to time, the Financial Accounting Standards Board and the SEC issues changes to or updated interpretations of the financial accounting and reporting guidance that governs the preparation of Mid Penn's financial statements. These changes are beyond our control, can be difficult to predict, and could materially impact how we report our financial condition and results of operations. We could be required to apply new or revised guidance retrospectively, which may result in the revision of prior financial statements by material amounts. The implementation of new or revised guidance could also result in material adverse effects to our reported capital.

Mid Penn's mortgage banking income may experience significant volatility.

Mortgage banking income is highly influenced by the level and direction of market forces including mortgage interest rates, and real estate and refinancing activity. In lower interest rate environments, the demand for mortgage loans and refinancing activity will tend to increase. This has the effect of increasing fee income but could adversely impact the estimated fair value of Mid Penn's mortgage servicing rights as the rate of loan prepayments increase. In higher interest rate environments, the demand for mortgage loans and refinancing activity will generally be lower. This has the effect of decreasing mortgage loan originations and refinance activities, and related fee income opportunities.

Mid Penn could be required to repurchase mortgage loans or indemnify mortgage loan purchasers due to breaches of representations and warranties, borrower fraud, or certain borrower defaults, which could have a material adverse impact on our liquidity, results of operations and financial condition.

Mid Penn originates and sells a significant amount of residential mortgage loans into the secondary market. When Mid Penn sells mortgage loans, Mid Penn is required to make customary representations and warranties to purchasers about the mortgage loans and the manner in which they were originated. The agreements pursuant to which the loans are sold require Mid Penn to repurchase or substitute mortgage loans in the event there was a breach of any of these representations or warranties. In addition, Mid Penn may be required to repurchase mortgage loans as a result of borrower fraud or in the event of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase significantly, Mid Penn's liquidity, results of operations and financial condition may be adversely affected.

Mid Penn's profitability depends significantly on economic conditions in Pennsylvania.

Unlike larger or regional financial institutions that are more geographically diversified, Mid Penn's success is dependent to a significant degree on economic conditions in Pennsylvania, especially in the twelve counties and the specific markets primarily served by Mid Penn. The banking industry is affected by general economic conditions, including the effects of inflation, recession, unemployment, real estate values, trends in national and global economics, and other factors beyond our control. An economic recession or a delayed recovery over a prolonged period of time in Pennsylvania, or more specific to the counties or communities in Pennsylvania served by Mid Penn, could cause an increase in the level of the Bank's non-performing assets and loan losses, thereby causing operating losses, impairing liquidity, and eroding capital.

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Mid Penn cannot assure that adverse changes in the local and state economy supporting its market area would not have a material adverse effect on Mid Penn's consolidated financial condition, results of operations, and cash flows.

Mid Penn is subject to claims and litigation pertaining to fiduciary responsibility.

From time to time, customers may make claims and take legal action pertaining to Mid Penn's performance of its fiduciary responsibilities. Whether customer claims and legal action related to Mid Penn's performance of its fiduciary responsibilities are founded or unfounded, if such claims and legal actions are not resolved in a manner favorable to Mid Penn, the claims or related litigation processes may result in significant financial expense and liability, and/or adversely affect the market perception of Mid Penn and its products and services, as well as impact customer demand for those products and services. Any financial liability or reputation damage could have a material adverse effect on Mid Penn's business, which, in turn, could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn operates in a highly regulated environment and may be adversely affected by changes in federal, state and local laws and regulations.

The Corporation, the Bank, and its nonbank subsidiaries are collectively subject to extensive regulation, supervision and examination by federal and state banking authorities. The potential exists for additional or amended federal or state laws and regulations, or changes in supervisory policies or activities, to materially affect many aspects of Mid Penn's operations, including capital levels, lending and funding practices, and liquidity standards. New laws and regulations may increase costs of regulatory compliance and of doing business and otherwise affect operations and may significantly affect the markets in which Mid Penn does business, the markets for and value of Mid Penn's loans and investments, the ability to attract deposits at a reasonable cost, the fees charged, and ongoing operations, costs and profitability. Further, additional legislation and regulations that could significantly affect Mid Penn's powers, authority and operations may be enacted or adopted in the future, which could have a material adverse effect on its financial condition and results of operations. Also, regulators have significant discretion and authority to prevent or remedy unsafe or unsound practices or violations of laws by banks and bank holding companies in the performance of their supervisory and enforcement duties. Any changes in applicable regulations or federal, state or local legislation, or the exercise of bank regulatory authority, may have a negative impact on Mid Penn's results of operations, financial condition, and its ability to pay dividends on common stock.

The soundness of other financial institutions may adversely affect Mid Penn.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Mid Penn has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional clients. Many of these transactions expose Mid Penn to credit risk and losses in the event of a default by a counterparty or client. Any such losses could have a material adverse effect on Mid Penn's financial condition and results of operations.

On March 10, 2023, the FDIC took control and was appointed receiver of Silicon Valley Bank ("SVB"), and on March 12, 2023, the FDIC took control and was appointed receiver of Signature Bank, in each case due primarily to liquidity concerns. As of March 13, 2023, Mid Penn did not have any direct exposure to SVB or Signature Bank. However, if other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

Volatility in financial markets and the economy may have materially adverse effects on our liquidity and financial condition.

The capital and credit markets have recently experienced extreme volatility and economic disruption, most recently due to the takeover by the FDIC of both SVB and Signature Bank in March 2023, and, prior to that, due to the COVID-19 pandemic. Adverse financial market and economic conditions can exert downward pressure on stock prices, security prices, and credit availability for certain issuers without regard to their underlying financial strength. The volatility resulting from the failures of SVB and Signature Bank has particularly impacted the price of securities issued by financial institutions, including Mid Penn's.

If such levels of financial market and economic disruption and volatility continue, there can be no assurance that Mid Penn will not experience adverse effects, which may materially affect its liquidity, financial condition, and profitability.

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Mid Penn's banking subsidiary may be required to pay higher FDIC insurance premiums or special assessments which may adversely affect its earnings.

Poor economic conditions and the resulting bank failures from the most recent recession stressed the DIF and increased the costs of the Bank's FDIC insurance assessments. Promptly following the recent failures of SVB and Signature Bank in March 2023, the federal banking regulators announced that the FDIC will use funds from the DIF to ensure that all depositors in SVB and Signature Bank are made whole, at no cost to taxpayers. Mid Penn anticipates that the FDIC will impose special assessments on all banks in order to replenish the DIF. Mid Penn generally is unable to control the amount of premiums or special assessments that its banking subsidiary is required to pay for FDIC insurance. Any special assessments or future changes in the calculation or assessment of FDIC insurance premiums may have a material adverse effect on the results of Mid Penn's operations and financial condition.

If we conclude that the decline in the value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.

Mid Penn reviews its investment securities portfolio at each quarter-end reporting period to determine whether the fair value of individual securities or the portfolio as a whole is below the current carrying value. When the fair value of any of its investment securities has declined below its carrying value, Mid Penn is required to assess whether the decline is other than temporary. If Mid Penn concludes that the decline is other than temporary, it is required to write down the value of that security through a charge to earnings. Changes in the expected cash flows of these securities and/or prolonged price declines may result in Mid Penn concluding that impairment of these securities is other than temporary, which would require a charge to earnings to write down these securities to their fair value. Due to the complexity of the process, inputs, calculations and assumptions used in determining whether an investment is impaired, Mid Penn's assessment of or disclosure of the impairment status of investments may not accurately reflect the actual impairment in the future.

Mid Penn is subject to environmental, social and governance ("ESG") risks that could adversely affect our results of operations, reputation, and the market price of our securities.

Mid Penn is subject to a variety of risks arising from ESG matters. ESG matters include environmental and climate change activism, diversity activism, and racial and social justice issues. Such matters may involve our personnel, customers, or third parties with whom we do business. Risks arising from ESG matters may adversely affect, among other things, our reputation and the market price of our securities. Further, Mid Penn may be exposed to negative publicity based on the identity and activities of our shareholders, those to whom we lend and with which we otherwise do business, and the public's view of the approach and requirements of our state or federal regulators, customers, and business partners with respect to ESG matters. Any such negative publicity could arise through traditional media or electronic social media platforms. Mid Penn's relationships and reputation with our existing and prospective customers and third parties with which we do business could be damaged if we were to become the subject of any such negative publicity. This, in turn, could have an adverse effect on Mid Penn's ability to attract and retain customers and employees and could have a negative impact on the market price for our securities.

Certain investors have begun to consider the steps taken and resources allocated by financial institutions and other commercial organizations with respect to ESG matters when making investment decisions. Certain investors are beginning to incorporate the business risks of ESG regulation and activism and the adequacy of companies' responses to these into their investment decisions. These shifts in investing priorities may result in adverse effects on the market price of Mid Penn's securities.

The U.S. Congress, state legislatures and federal and state regulatory agencies, as well as certain stock exchanges, continue to propose numerous initiatives related to ESG matters. Similar and even more expansive initiatives are expected under the current administration, including potentially increasing supervisory expectations with respect to banks' risk management practices, accounting practices, and credit portfolio concentrations management practices. The lack of empirical data surrounding the credit and other financial risks posed by ESG regulation and activism render it impossible to predict how specifically ESG matters may impact Mid Penn's financial condition and results of operations.

Federal and state banking regulators and supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as a tool to effect ESG activism, both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of ESG matters. Given that ESG matters could impose systemic risks upon the financial sector, either via disruptions in economic activity resulting from activism, Mid Penn faces increasing focus on our resilience to ESG risks. Ongoing legislative or regulatory uncertainties and changes regarding ESG risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

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Mid Penn is subject to environmental liability risk associated with lending activities.

A significant portion of Mid Penn's loan portfolio is secured by real property. During the ordinary course of business, Mid Penn may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, Mid Penn may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require Mid Penn to incur substantial expenses and may materially reduce the affected property's value or limit Mid Penn's ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase Mid Penn's exposure to environmental liability. Although Mid Penn has policies and procedures to perform an environmental review before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on Mid Penn's financial condition and results of operations.

Mid Penn's financial performance may suffer if its information technology is unable to keep pace with its growth or industry developments.

Effective and competitive delivery of Mid Penn's products and services is increasingly dependent upon information technology resources and processes provided both internally and through third party vendors. In addition to better serving customers, the effective use of technology increases efficiency and enables Mid Penn to reduce costs. Mid Penn's future success will depend, in part, upon its ability to address the needs of its customers by effectively and safely using technology to provide products and services to enhance customer convenience, attract customers who prefer technological delivery channels, and to create additional efficiencies in its operations. Many of Mid Penn's competitors have greater resources to invest in technological improvements and infrastructure. Additionally, as technology and information security requirements in the financial services industry change and evolve, keeping pace becomes increasingly complex and expensive for Mid Penn. There can be no assurance that Mid Penn will be able to effectively keep pace with these technological advancements or the related substantial costs and investments required, which could adversely affect its financial condition and results of operations.

Growing by acquisition entails certain risks, and difficulties in integrating past or future acquisitions could adversely affect our business.

On December 20, 2022, Mid Penn announced the signing of a definitive merger agreement to acquire Brunswick Bancorp and its wholly-owned subsidiary, Brunswick Bank & Trust Company, and Mid Penn has completed three other merger acquisitions in recent years (The Scottdale Bank & Trust Company and First Priority Financial Corp. in 2018 and Riverview Financial Corporation on November 30, 2021).

Growth by acquisition involves substantial risks, as the ultimate success of such acquisitions may depend on, among other things, the ability to realize anticipated cost savings and to integrate the acquired companies and operation in a manner that does not result in decreased revenues. Excessive acquisition costs, conversion costs and the disruption of existing customer relationships in both the acquired companies and legacy markets may occur. If we are not able to successfully achieve the financial efficiencies or integration and growth objectives of acquisitions, the anticipated benefits of an acquisition may not be realized fully, or at all, or may take longer to realize than planned.

Further, the asset quality or other financial characteristics of an acquired company may deteriorate from the date a merger or other acquisition agreement is entered into and when the transaction is completed or the post-merger period.

Mid Penn has spent and may continue to spend significant resources identifying companies and businesses to acquire. The efficient and effective integration of any companies and businesses we acquire and integrate into our organization is critical to our growth. The recent Scottdale, First Priority, and Riverview mergers, the pending Brunswick Bancorp acquisition, and any future mergers or acquisitions, involve numerous risks including difficulties in integrating the culture, operations, technologies and personnel of the acquired companies, the diversion of management's attention from other business concerns and the potential loss of customers. Failure to fully integrate the operations of any acquired business successfully, or to integrate the operations of future acquisition targets, could harm Mid Penn's business, financial condition, results of operations and cash flows.

We plan to pursue a growth strategy and there are risks associated with rapid growth.

We intend to pursue a growth plan consistent with our prior business strategy, including growth by acquisition, as well as leveraging our existing branch network or adding new branch locations or offices and personnel in current and adjacent markets we choose to serve. The Scottdale, First Priority, and Riverview mergers and pending Brunswick Bancorp acquisition are reflective of our growth strategy.

MID PENN BANCORP, INC.

Our ability to manage growth successfully will depend on our ability to attract or retain qualified personnel, maintain cost controls and efficiencies, and ensure our areas of growth continue to meet our high asset quality standards, while attracting additional loans and deposits on favorable terms, as well as on factors beyond our control, such as economic conditions and competition in existing and new markets. If we grow too quickly and are not able to attract qualified personnel, control costs and maintain asset quality, this continued rapid growth could materially adversely affect our financial performance.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2022, we had $114.2 million of goodwill and $7.2 million of other intangible assets. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower economic growth or a significant and sustained decline in the price of our common stock, any or all of which could be materially impacted by many of the risk factors discussed herein, may necessitate our taking charges in the future related to the impairment of our goodwill. Future regulatory actions could also have a material impact on assessments of goodwill for impairment. If we were to conclude that a future write-down of our goodwill is necessary, we would record the appropriate charge, which could have a material adverse effect on our results of operations.

Identifiable intangible assets other than goodwill consist of core deposit intangibles, books of business, and other intangible assets. Adverse events or circumstances could impact the recoverability of these intangible assets including loss of core deposits, significant losses of customer accounts and/or balances, increased competition or adverse changes in the economy. To the extent these intangible assets are deemed unrecoverable, a non-cash impairment charge would be recorded, which could have a material adverse effect on our results of operations.

Risks Related to Mid Penn Common Stock

The trading volume in Mid Penn's common stock is less than that of other larger financial services companies.

Mid Penn's common stock is listed for trading on NASDAQ (symbol: MPB); however, the trading volume in its common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Mid Penn's common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Mid Penn has no control. Given the generally lower trading volume of Mid Penn's common stock, significant sales of Mid Penn's common stock, or the expectation of these sales, could cause Mid Penn's stock price to fall.

The market price of Mid Penn common stock may fluctuate significantly, and this may make it difficult for investors to resell shares of common stock owned by them at times or at prices they find attractive.

The market price of our common stock as reported on NASDAQ is subject to constant change during business trading hours. We expect that the market price of Mid Penn common stock will continue to fluctuate and there can be no assurance about the stability or trend of market prices for Mid Penn common stock. Stock price volatility, particularly with a stock like ours with lower trading volumes than larger financial services companies, may make it difficult for investors to resell their Mid Penn common stock when they want and at times or prices that they find attractive. Mid Penn's stock price may fluctuate significantly as a result of a variety of factors, many of which are beyond our control. These factors include those described elsewhere in this entire "Risk Factors" section, in this document, and our other filings with the SEC.

Mid Penn's ability to pay dividends on its common stock, and principal and interest on its subordinated notes, depends primarily on dividends from its banking subsidiary, which is subject to regulatory limits.

Mid Penn is a bank holding company and its operations are conducted primarily by its banking subsidiary. Mid Penn's ability to pay dividends on its common stock, and principal and interest on its subordinated notes, depends on its receipt of dividends from the Bank. Dividend payments from its banking subsidiary are subject to legal and regulatory limitations, generally based on net profits and retained earnings, imposed by the respective regulatory agencies that supervise the Bank. The ability of the Bank to pay dividends is also subject to profitability, financial condition, liquidity, and capital management limits. There is no assurance that Mid Penn's banking subsidiary or other subsidiaries established in the future will be able to pay dividends, or that Mid Penn itself will generate adequate cash flow to pay dividends in the future. Federal Reserve policy, which applies to Mid Penn as a registered bank holding company, also provides that dividends by bank holding companies should generally be paid out of earnings from both the current period and a designated look-back period. Mid Penn's ability to pay dividends on its common stock, or the amount of any dividends paid, could have a material adverse effect on the market price of its common stock.

MID PENN BANCORP, INC.

Mid Penn may need to, or be required to, raise additional capital in the future, and capital may not be available when needed and on terms favorable to current stockholders.

Federal banking regulators require the Corporation and the Bank to maintain adequate levels of capital to support their operations. These capital levels are determined and dictated by law, regulation, and banking regulatory agencies. In addition, capital levels are also determined by Mid Penn's management and board of directors, based on capital levels that they believe are necessary to support Mid Penn's business operations.

If Mid Penn raises capital through merger and acquisition activities, or through the issuance of additional shares of its common stock or other securities, it would likely dilute the ownership interests of current investors and could dilute the per share book value and earnings per share of its common stock. Furthermore, a capital raise through issuance of additional shares may have an adverse impact on Mid Penn's stock price. New investors also may have rights, preferences and privileges senior to Mid Penn's current common stockholders, which may adversely impact its current common stockholders.

Mid Penn's ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside of its control, and on its financial performance. Accordingly, Mid Penn cannot be certain of its ability to raise additional capital on acceptable terms and acceptable time frames or to raise additional capital at all. If Mid Penn cannot raise additional capital in sufficient amounts when needed, its ability to comply with regulatory capital requirements could be materially impaired. Additionally, the inability to raise capital in sufficient amounts may adversely affect Mid Penn's financial condition and results of operations.

Offerings of debt, which would be senior to Mid Penn's common stock upon liquidation, and/or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our common stock.

Mid Penn may attempt to increase its capital resources if the Corporation's or the Bank's capital ratios fall below the required minimums. The Corporation or the Bank could be required to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, senior or subordinated notes and preferred stock. If a future liquidation of Mid Penn occurs, holders of debt securities and shares of preferred stock and lenders with respect to other borrowings are likely to receive distributions of available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of existing shareholders or reduce the market price of our common stock, or both. Holders of Mid Penn common stock are not entitled to preemptive rights or other protections against dilution.

Also, Mid Penn's board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the shareholders. The board of directors also has the power, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights, and preferences over common stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If Mid Penn issues preferred stock in the future that has a preference over its common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up, or if preferred stock is issued with voting rights that dilute the voting power of common stock, the rights of holders of Mid Penn's common stock or the market price of the common stock could be adversely affected.

Pennsylvania Business Corporation Law and various anti-takeover provisions under our articles of incorporation and bylaws could impede the takeover of Mid Penn.

Various Pennsylvania laws affecting business corporations may have the effect of discouraging offers to acquire Mid Penn, even if the acquisition would be advantageous to shareholders. In addition, Mid Penn has various anti-takeover measures in place under its articles of incorporation and bylaws, including a supermajority vote requirement for mergers, the staggered election of Mid Penn's board of directors, and the absence of cumulative voting. Any one or more of these laws or measures may impede the takeover of Mid Penn and may prevent its shareholders from taking part in a transaction in which they could realize a premium over the current market price of its common stock.

Mid Penn's common stock is not insured by any governmental entity.

Although Mid Penn and the Bank are regulated by governmental agencies, Mid Penn common stock is not a deposit account or other obligation of the Bank or any other bank and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund, any other governmental entity or by any other public or private entity. Investment in Mid Penn common stock is inherently risky for the reasons described elsewhere in this "Risk Factors" section, in this document, and our other filings with the SEC. Mid Penn common stock is also subject to the same market forces that affect the price of

MID PENN BANCORP, INC.

common stock in any other publicly traded company. As a result, investors who acquire Mid Penn common stock may lose some or all of their investment.

General Risk Factors

Mid Penn's controls and procedures may fail or be circumvented.

Management maintains Mid Penn's internal controls, disclosure controls and procedures, and corporate governance policies and procedures, and periodically reviews and updates them. Any system of controls, however well designed and operated, is based in part on performance by personnel or certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of Mid Penn's controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on Mid Penn's business, results of operations, and financial condition.

Mid Penn may not be able to attract and retain skilled personnel.

Mid Penn's success depends, in large part, on its ability to attract and retain qualified, key personnel. Competition for the best personnel in most activities engaged in by Mid Penn can be intense, and Mid Penn may not be able to hire or retain them. The unexpected loss of services of one or more of Mid Penn's key personnel could have a material adverse impact on Mid Penn's business because of their skills, knowledge of Mid Penn's market, years of industry experience, and the difficulty of promptly finding qualified replacement personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

The Bank owns a building in Harrisburg, Pennsylvania, located at 2407 Park Drive, which serves as the Corporation's headquarters. The Bank also owns a building in Millersburg, Pennsylvania, located at 349 Union Street, which serves as the Bank's headquarters. Additionally, the Bank owns one building in Halifax, Pennsylvania that serves as an operational support facility and one building in Harrisburg, Pennsylvania that serves as corporate administrative and operational support offices. Administrative space is also leased in Pottsville, Lancaster, Clearfield and Chambersburg, Pennsylvania. As of December 31, 2022, the Bank's retail office network was comprised of 43 full-service retail locations. The Bank owned 24 of those locations and leased 19 locations.

All real estate owned by Mid Penn is free and clear of encumbrances. Mid Penn's leases expire at various dates through the year 2039 and generally include options to renew. For additional information regarding the lease commitments, See "Note 7 - Leases"*, within Item 8, Notes to Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

Management is not aware of any litigation that would have a material adverse effect on the consolidated financial position of the Corporation. Mid Penn and the Bank have no proceedings pending other than ordinary, routine litigation occurring in the normal course of business. In addition, management does not know of any material proceedings contemplated by governmental authorities against Mid Penn, the Bank, or any of its properties.

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Corporation's common stock is traded on NASDAQ under the symbol MPB.

MID PENN BANCORP, INC.

<u>Transfer Agent:</u> Computershare, Attn: Shareholder Services, P.O. Box 30170, College Station, TX 77842-3170. Phone: 1-800-368-5948.

<u>Number of Shareholders:</u> As of March 1, 2023, there were approximately 2,200 shareholders of record of Mid Penn's common stock.

<u>Dividends:</u> Mid Penn's dividend payout philosophy looks to provide reasonable quarterly cash returns to shareholders while still retaining sufficient earnings to finance future growth and maintain sound capital levels. The declaration of cash dividends on Mid Penn's common stock is at the discretion of its Board of Directors, and any decision to declare a dividend is based on a number of factors, including, but not limited to, earnings, prospects, financial condition, regulatory capital levels, applicable covenants under any credit agreements and other contractual restrictions, Pennsylvania law, federal and Pennsylvania bank regulatory law, and other factors deemed relevant.

<u>Dividend Reinvestment and Stock Purchases:</u> Shareholders of Mid Penn may acquire additional shares of common stock by reinvesting their cash dividends under the Dividend Reinvestment Plan without paying a brokerage fee. Voluntary cash contributions may also be made under the Plan. For additional information about the Plan, contact the Transfer Agent.

<u>Annual Meeting:</u> The Annual Meeting of the Shareholders of Mid Penn is expected to be held virtually at 10:00 a.m. on Tuesday, May 9, 2023.

<u>Accounting, Auditing and Internal Control Complaints:</u> Information on how to report a complaint regarding accounting, internal accounting controls or auditing matters is available at Mid Penn's website: **www.midpennbank.com**

<u>Purchases of Equity Securities by the Issuer and Affiliated Purchasers:</u> In 2020, Mid Penn announced the adoption of a treasury stock repurchase program ("Repurchase Program") authorizing the repurchase of up to $15.0 million of Mid Penn's outstanding common stock, which represents approximately 3.5% of the issued shares based on Mid Penn's closing stock price and shares issued as of March 31, 2022. The Repurchase Program was extended through March 19, 2023 by Mid Penn's Board of Directors on March 23, 2022. Under the Repurchase Program, Mid Penn may conduct repurchases of its common stock through open market transactions (which may be by means of a trading plan adopted under SEC Rule 10b5-1) or in privately negotiated transactions. Repurchases under the program are made at the discretion of management and are subject to market conditions and other factors. There is no guarantee as to the exact number of shares that Mid Penn may repurchase. The Repurchase Program became effective March 19, 2020 and is authorized to continue through March 19, 2023, unless otherwise extended by Mid Penn's Board of Directors.

The Repurchase Program may be modified, suspended or terminated at any time, in Mid Penn's discretion, based upon a number of factors, including liquidity, market conditions, the availability of alternative investment opportunities and other factors Mid Penn deems appropriate. The Repurchase Program does not obligate Mid Penn to repurchase any shares.

As of December 31, 2022, Mid Penn had repurchased 208,343 shares of common stock at an average price of $23.42 per share under the Repurchase Program. There were no share repurchases during the fourth quarter of 2022. The Repurchase Program had $10.1 million remaining available for repurchase as of December 31, 2022.

<u>Securities Authorized for Issuance under Equity Compensation Plans:</u> Information regarding the Corporation's equity compensation plans is included in Part III, Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters.

MID PENN BANCORP, INC.

Stock Performance Graph



Index	12/31/17	12/31/18	12/31/19	12/31/20	12/31/21	12/31/22
Mid Penn Bancorp, Inc.	100.00	70.57	91.16	71.92	107.54	104.39
Peer Group [1]	100.00	89.57	108.52	81.65	114.42	108.78
KBW NASDAQ Bank Index	100.00	82.29	112.01	100.46	138.97	109.23

[1] Comprised of commercial banks with total assets ranging between $2.3 billion and $9.5 billion.

In accordance with the rules of the SEC, this section, captioned "Stock Performance Graph," is not incorporated by reference into any of our future filings made under the Securities Exchange Act of 1934 or the Securities Act of 1933. The Stock Performance Graph, including its accompanying table and footnotes, is not deemed to be soliciting material or to be filed under the Exchange Act or the Securities Act.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the matters discussed in this document may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Mid Penn or the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words "expect," "anticipate," "intend," "plan," "believe," "estimate," and similar expressions are intended to identify such forward-looking statements. Mid Penn's actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation:

- the effects of future economic conditions on Mid Penn, the Bank, its nonbank subsidiaries, and their markets and customers;
- governmental monetary and fiscal policies, as well as legislative and regulatory changes;
- future actions or inactions of the United States government, including a failure to increase the government debt limit or a prolonged shutdown of the federal government;
- business or economic disruption from national or global epidemic or pandemic events;
- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, the value of investment securities, and interest rate protection agreements;
- the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in Mid Penn's market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the internet;
- an increase in the Pennsylvania Bank Shares Tax to which Mid Penn Bank's capital stock is currently subject, or imposition of any additional taxes on the capital stock of Mid Penn or Mid Penn Bank;
- impacts of the capital and liquidity requirements imposed by bank regulatory agencies;
- the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, Financial Accounting Standards Board, the SEC, and other accounting and reporting standard setters;
- the costs and effects of litigation and of unexpected or adverse outcomes in such litigation;
- technological changes;
- our ability to implement business strategies, including our acquisition strategy;
- our ability to successfully expand our franchise, including acquisitions or establishing new offices at favorable prices;
- our ability to successfully integrate any banks, companies, offices, assets, liabilities, customers, systems and management personnel we acquire into our operations and our ability to realize related revenue synergies and cost savings within expected time frames;
- potential goodwill impairment charges, or future impairment charges and fluctuations in the fair values of reporting units or of assets in the event projected financial results are not achieved within expected time frames;
- our ability to attract and retain qualified management and personnel;
- results of regulatory examination and supervision processes;
- the failure of assumptions underlying the establishment of reserves for loan losses, the assessment of potential impairment of investment securities, and estimations of values of collateral and various financial assets and liabilities;
- our ability to maintain compliance with the listing rules of NASDAQ;
- our ability to maintain the value and image of our brand and protect our intellectual property rights;
- volatility in the securities markets;
- disruptions due to flooding, severe weather, or other natural disasters or Acts of God;
- acts of war, terrorism, or global military conflict;
- supply chain disruption; and
- the factors described in Item 1A of this Annual Report.

All written or oral forward-looking statements attributable to Mid Penn are expressly qualified in their entirety by these cautionary factors.

This Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of Mid Penn's Consolidated Financial Statements from the view of management and should be read in conjunction with the Consolidated Financial Statements of the Corporation and Notes thereto and other detailed information appearing elsewhere in this Annual Report on Form 10-K. The comparability of the results of operations for the year ended 2022, compared to 2021 and 2020, in general, have been materially impacted by the Riverview Acquisition, which closed on November 30, 2021. For comparative purposes, some 2021 and 2020 balances have been reclassified to conform to the 2022 presentation. Such reclassifications had no impact on net income available to common shareholders or shareholders' equity.

Mid Penn is not aware of any current trends, events, uncertainties or any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on Mid Penn's or the Bank's liquidity, capital resources, or operations.

Executive Overview

Mid Penn is a financial holding company incorporated in August 1991 in the Commonwealth of Pennsylvania.

Mid Penn generates the majority of its revenues through net interest income, or the difference between interest earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and maintaining or increasing the net interest margin, which is fully taxable-equivalent basis ("FTE") net interest income as a percentage of average interest-earning assets. The Corporation also generates revenue through fees earned on the various services and products offered to its customers and through gains on sales of assets, such as loans, investments and properties. Offsetting these revenue sources are provisions for loan losses, non-interest expenses and income taxes.

The following table presents a summary of the Corporation's earnings and selected performance ratios:

		December 31,				
		2022		2021		2020
Net Income	$	54,806	$	29,319	$	26,209
Diluted EPS	$	3.44	$	2.71	$	3.10
Dividends Declared	$	0.80	$	0.79	$	0.82
Return on average assets		1.22 %		0.83 %		0.95 %
Return on average equity		10.98 %		8.91 %		8.57 %
Net interest margin [1]		3.59 %		3.30 %		3.48 %
Non-performing assets to total assets		0.21 %		0.22 %		0.52 %
Net charge-off to average loans		(0.002)%		0.068 %		0.015 %

(1) Presented on a FTE basis using a 21% Federal tax rate and statutory interest expense disallowances. See also the "Net Interest Income" section.

Financial Highlights

- *Net Income Per Share* - Mid Penn's net income available to common shareholders ("earnings") for the year ended December 31, 2022 was $54.8 million or $3.44 per common share basic and diluted, compared to earnings of $29.3 million or $2.71 per common share basic and diluted for the year ended December 31, 2021. The results for the year ended December 31, 2022 were favorably impacted by loan growth, an increase in net interest margin, noninterest income growth and the Riverview Acquisition. The year ended December 31, 2022 included the recognition of $3.8 million of Paycheck Protection Program ("PPP") loan processing fees generated as a result of Mid Penn's participation in the PPP compared to $22.0 million for the year ended December 31, 2021. These PPP fees are recognized into interest income over the term of the respective loan, or sooner if the loans are forgiven by the Small Business Administration or the borrowers otherwise pay down principal prior to a loan's stated maturity. The year ended December 31, 2021 also include merger and acquisition expenses of $3.1 million and post-acquisition restructuring expenses totaling $9.9 million resulting from the Riverview Acquisition, which was announced on June 30, 2021 and legally closed on November 30, 2021.

- *Net Interest Income*

  ◦ *Net Interest Margin* - For the year ended December 31, 2022, Mid Penn's FTE net interest margin was 3.59% versus 3.30% for the year ended December 31, 2021. The Federal Reserve's Federal Open Market Committee ("FOMC") increased rates seven times during 2022. The yield on interest-earning assets increased 28 basis point(s) ("bp") in 2022 compared to 2021 and the rate on interest-bearing liabilities decreased 3 bp in 2022 compared to 2021.

  ◦ *Loan Growth* - Total loans, net of unearned income, as of December 31, 2022 were $3.5 billion compared to $3.1 billion as of December 31, 2021, an increase of $409.7 million, or 13.2%. The loan growth occurred primarily within Mid Penn's commercial real estate loan portfolio.

  ◦ *Deposit Growth* - Total deposits decreased $223.7 million, or 5.6%, from $4.0 billion at December 31, 2021, to $3.8 billion at December 31, 2022. The decrease in total deposits was primarily due to the strategic decision to allow higher cost time deposits obtained through the Riverview Acquisition to run-off during the year.

- *Asset Quality* - Mid Penn's allowance for loan losses at December 31, 2022 was $19.0 million, or 0.54% of total loans, as compared to $14.6 million, or 0.47% of total loans at December 31, 2021.

  ◦ *Net Recoveries/Charge-offs* - Mid Penn had net loan recoveries of $60 thousand and net loan charge-offs of $1.7 million for the years ended December 31, 2022 and 2021, respectively.

  ◦ *Non-performing assets* - Total non-performing assets were $9.3 million at December 31, 2022, a decrease compared to non-performing assets of $10.5 million at December 31, 2021.

  ◦ *Provision for loan losses* - The provision for loan losses was $4.3 million for the year ended December 31, 2022 compared to $2.9 million for the year ended December 31, 2021. The increase was primarily the result of loan growth.

- *Noninterest Income* - Noninterest income totaled $23.7 million for the year ended December 31, 2022, a $2.1 million, or 9.9%, increase compared to the year ended December 31, 2021. The growth was primarily attributable to the Riverview Acquisition.

- *Noninterest Expense* - Noninterest expense totaled $99.8 million, an increase of $8.7 million, or 9.6%, compared to noninterest expense of $91.1 million for the year ended December 31, 2021. Most noninterest expense items increased primarily as a result of the Riverview Acquisition.

- *Borrowings paid downs* - During 2022, Mid Penn paid off $76.8 million of long-term debt and redeemed a total of $16.8 million of subordinated debt and trust preferred securities.

- *Share Repurchases* - Mid Penn repurchased 109,891 shares during 2022 at an average price per share of $26.91 under its share repurchase program.

- *Business Combinations*

  ◦ As announced on Form 8-K filed on December 20, 2022, Mid Penn entered into an Agreement and Plan of Merger with Brunswick Bancorp, pursuant to which Brunswick will merge with and into Mid Penn, with Mid Penn being the surviving corporation in the Merger. This transaction is expected to close in the second quarter of 2023.

- On December 30, 2022, Mid Penn purchased the assets, in a business combination, of Managing Partners, Inc., an independent insurance agency that serviced the Central Pennsylvania area.

Critical Accounting Estimates

Mid Penn's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and conform to general practices within the banking industry. Application of certain principles involves significant judgments and estimates by management that have a material impact on the carrying value of certain assets and liabilities. The judgments and estimates used in applying these principles are based on historical experiences and other factors which are believed to be reasonable under the circumstances. Because of the nature of the judgments and estimates that have been made, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of assets and liabilities and the reported results of operations.

Management of the Corporation considers the accounting judgments relating to the allowance for loan losses to be the accounting area that requires the most subjective and complex judgments.

Allowance for loan losses ("allowance") - The allowance represents management's estimate of probable incurred credit losses inherent in the loan portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of quantitative estimates related to the amount and timing of expected future cash flows on impaired loans, estimated losses on pools of homogeneous loans based on historical loss experience adjusted for subjectively determined qualitative factors, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. The loan portfolio also represents the largest asset type on the Consolidated Balance Sheet.

The allowance includes qualitative adjustments, as appropriate, intended to capture the impact of uncertainties not reflected in the quantitative models. Qualitative adjustments include and consider changes in national, regional and local economic and business conditions, an assessment of the lending environment, including underwriting standards and other factors affecting credit quality and inherent risks in the loan portfolio. It should be noted that this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, the amounts and timing of expected cash flows on impaired loans and leases, the value of collateral, estimated losses on consumer loans and residential mortgages and the relevance of historical loss experience. All of these factors may be susceptible to significant change.

While management uses the best information known to it in order to make loan loss allowance valuations, adjustments to the allowance may be necessary based on changes in economic and other conditions, changes in the composition of the loan portfolio, or changes in accounting guidance. In times of economic slowdown, either local,regional or national, the risk inherent in the loan portfolio could increase resulting in the need for additional provisions to the allowance for loan losses in future periods. An increase could also be necessitated by an increase in the size of the loan portfolio or in any of its components even though the credit quality of the overall portfolio may be improving. Historically, the estimates of the allowance for loan losses have provided adequate coverage against actual losses incurred.

The allowance for loan losses was $19.0 million as of December 31, 2022, an increase of $4.4 million, or 29.9%, compared to $14.6 million as of December 31, 2021. The increase was primarily the result of loan growth during 2022.

Results of Operations

Net Interest Income

Net interest income, Mid Penn's primary source of earnings, represents the difference between interest income received on loans, investments, and overnight funds, and interest expense paid on deposits and short- and long-term borrowings. Net interest income is affected by changes in interest rates and changes in average balances (volume) in the various interest-sensitive assets and liabilities. Interest and average rates in the table below are presented on a fully taxable-equivalent basis ("FTE"). Tax-equivalent adjustments were calculated using a statutory corporate tax rate of 21% for the years ended December 31, 2022, 2021 and 2020. For purposes of calculating loan yields, average loan balances include non-accrual loans. Loan fees of $8.4 million, $25.5 million and $15.8 million are included with loan interest income in the following table for the years ended December 31, 2022, 2021, and 2020, respectively. During the years ended December 31, 2022,

2021, and 2020, Mid Penn recognized $3.8 million, $22.0 million and $13.1 million of PPP fees, respectively, which are included in loan fees.

Average balances, effective interest differential and interest yields for the years ended December 31:

| | Average Balances, Income and Interest Rates on a Taxable-Equivalent Basis | | | | | | | | |
| | 2022 | | | 2021 | | | 2020 | | |
(Dollars in thousands)	Average Balance	Interest [1]	Yield/ Rate	Average Balance	Interest [1]	Yield/ Rate	Average Balance	Interest [1]	Yield/ Rate
ASSETS:									
Interest Bearing Balances	$ 26,633	$ 69	0.26%	$ 15,916	$ 13	0.08%	$ 3,593	$ 39	1.09%
Investment Securities:									
Taxable	500,156	11,663	2.33	124,692	2,257	1.81	112,636	2,524	2.24
Tax-Exempt	78,039	1,895	2.43	57,361	1,420	2.48	49,410	1,276	2.58
Total Investment Securities	578,195	13,558	2.34	182,053	3,677	2.02	162,046	3,800	2.35
Federal Funds Sold	311,989	1,826	0.59	567,647	809	0.14	135,243	497	0.37
Loans, Net	3,217,282	150,636	4.68	2,539,074	119,082	4.69	2,247,002	103,871	4.62
Restricted Investment in Bank Stocks	6,045	289	4.78	7,351	345	4.69	6,554	360	5.49
Total Interest-earning Assets	4,140,144	166,378	4.02	3,312,041	123,926	3.74	2,554,438	108,567	4.25
Cash and Due from Banks	63,608			38,517			33,485		
Other Assets	272,422			169,946			170,506		
Total Assets	$4,476,174			$3,520,504			$2,758,429		
LIABILITIES & SHAREHOLDERS' EQUITY:									
Interest-bearing Demand	$1,051,605	$ 3,847	0.37%	$ 688,595	$ 2,330	0.34%	$ 538,385	$ 3,423	0.64%
Money Market	1,040,762	5,277	0.51	842,107	3,157	0.37	605,552	4,072	0.67
Savings	355,229	193	0.05	218,546	237	0.11	186,132	346	0.19
Time	524,944	4,827	0.92	451,277	5,603	1.24	443,607	8,558	1.93
Total Interest-bearing Deposits	2,972,540	14,144	0.48	2,200,525	11,327	0.51	1,773,676	16,399	0.92
Short-term borrowings	11,914	441	3.70	153,850	539	0.35	106,233	371	0.35
Long-term debt	23,344	352	1.51	75,483	821	1.09	66,609	999	1.50
Subordinated debt and trust preferred securities	70,583	2,830	4.01	47,116	2,067	4.39	38,740	1,958	5.05
Total Interest-bearing Liabilities	3,078,381	17,767	0.58	2,476,974	14,754	0.60	1,985,258	19,727	0.99
Noninterest-bearing Demand	848,991			684,022			659,554		
Other Liabilities	49,864			30,433			24,037		
Shareholders' Equity	498,938			329,075			305,929		
Total Liabilities & Shareholders' Equity	$4,476,174			$3,520,504			$2,974,778		
Net Interest Income (taxable-equivalent basis)		$ 148,611			$ 109,172			$ 88,840	
Taxable Equivalent Adjustment		(778)			(604)			(632)	
Net Interest Income		$ 147,833			$ 108,568			$ 88,208	
Total Yield on Earning Assets			4.02%			3.74%			4.25%
Rate on Supporting Liabilities			0.58			0.60			0.99
Average Interest Spread			3.44			3.15			3.26
Net Interest Margin			3.59			3.30			3.48

(1) Presented on a fully taxable-equivalent basis using a 21% federal tax rate and statutory interest expense disallowances.

This table and the discussion that follows is based on FTE amounts. Volume analysis of changes in net interest income as of December 31:

(Dollars in thousands)	Years ended December 31, 2022 vs. December 31, 2021 Increase (decrease)			Years ended December 31, 2021 vs. December 31, 2020 Increase (decrease)		
	Volume	Rate [(1)]	Net	Volume	Rate [(1)]	Net
INTEREST INCOME:						
Interest Bearing Balances	$ 9	$ 47	$ 56	$ 134	$ (160)	$ (26)
Investment Securities:						
Taxable	6,796	2,610	9,406	270	(537)	(267)
Tax-Exempt	512	(37)	475	205	(61)	144
Total Investment Securities	7,308	2,573	9,881	475	(598)	(123)
Federal Funds Sold	(364)	1,381	1,017	1,589	(1,277)	312
Loans, Net	31,808	(254)	31,554	13,501	1,710	15,211
Restricted Investment Bank Stocks	(61)	5	(56)	44	(59)	(15)
Total Interest Income	38,700	3,752	42,452	15,743	(384)	15,359
INTEREST EXPENSE:						
Interest Bearing Deposits:						
Interest Bearing Demand	1,228	289	1,517	955	(2,048)	(1,093)
Money Market	745	1,375	2,120	1,591	(2,506)	(915)
Savings	148	(192)	(44)	60	(169)	(109)
Time	915	(1,691)	(776)	148	(3,103)	(2,955)
Total Interest-Bearing Deposits	3,036	(219)	2,817	2,754	(7,826)	(5,072)
Short-term Borrowings	(497)	399	(98)	166	2	168
Long-term Debt	(567)	98	(469)	133	(301)	(168)
Subordinated Debt	1,030	(267)	763	423	(324)	99
Total Interest Expense	3,002	11	3,013	3,476	(8,449)	(4,973)
NET INTEREST INCOME	$ 35,698	$ 3,741	$ 39,439	$ 12,267	$ 8,065	$ 20,332

(1) The effect of changing volume and rate, which cannot be segregated, has been allocated entirely to the rate column. Tax-exempt income is shown on a tax equivalent basis using a statutory corporate tax rate of 21% for the years ended December 31, 2022, 2021 and 2020.

For the year ended December 31, 2022, Mid Penn's FTE net interest margin was 3.59% versus 3.30% for the year ended December 31, 2021 and 3.48% for the year ended December 31, 2020. During 2022, FTE net interest income increased $39.4 million, or 36.1%, compared to 2021. Interest income increased $38.7 million as the result of a $955.7 million, or 27.1%, increase in average interest-earning assets in 2022 compared to 2021 and increased $3.8 million as the result of a 28 bp increase in the yield on interest-earning assets in 2022 compared to 2021. The growth in average interest-earning assets and average interest-bearing liabilities was primarily the result of the the Riverview Acquisition. The increase in the yield on interest-earning assets was the result of a combination of excess cash being re-deployed into higher yielding loans and investment securities and the increases in the federal fund rates during 2022. The FOMC has increased rates seven times during 2022.

Average total loans, net, increased $678.2 million, or 26.7%, contributing $31.8 million to the increase in interest income. The yield on average total loans, net, decreased from 4.69% for 2021 to 4.68% for 2022. The slight decrease in the yield was the result of the recognition of $22.0 million of PPP loan processing fees generated in 2021 compared to $3.8 million received in 2022, which were included in FTE interest income, mostly offset by increases as of result of the higher interest rate environment during 2022. The PPP loan processing fees were a result of Mid Penn's participation in the PPP, and are recognized into interest income over the term of the respective loan (most have a 24-month maturity), or sooner if the loans are forgiven by the Small Business Administration ("SBA") or the borrowers otherwise pay down principal prior to a loan's stated maturity.

Total average investment securities increased $396.1 million, contributing $7.3 million to the increase in FTE interest income, the average yield investment securities increased 33 bps, contributing $2.6 million to the increase in FTE interest income.

Interest expense for 2022 increased by $3.0 million or 20.4% when compared to 2021. The cost of interest-bearing liabilities decreased to 0.58% in 2022 from 0.60% in 2021 and 0.99% in 2020. The rate on total interest-bearing deposits decreased to 0.48% in 2022 from 0.51% in 2021 and 0.92% in 2020. The 3 bp decrease in the rate on interest-bearing liabilities was primarily a result of a lag in the repricing of deposits early in the year, as well as the strategic decision to allow higher cost time deposits obtained through the Riverview Acquisition to run-off, partially offset by an increase of $3.0 million in interest expense due to the $772.0 million, or 35.1%, increase in interest-bearing deposits compared to the same period of 2021.

Although the effective interest rate impact on interest-earning assets and funding sources can be reasonably estimated at current interest rate levels, the interest-bearing product and pricing options selected by customers, and the future mix of the loan, investment, and deposit products in the Bank's portfolios, may significantly change the estimates used in Mid Penn's asset and liability management and related interest rate risk simulation models. In addition, our net interest income may be impacted by further interest rate actions of the Federal Reserve's FOMC.

Provision for Loan Losses

The provision for loan losses is the expense necessary to maintain the allowance for loan losses at a level adequate to absorb management's estimate of probable losses inherent in the loan portfolio. Mid Penn's provision for loan losses is based upon management's monthly reviews of the loan portfolio throughout the year. The purpose of the monthly reviews is to assess loan quality, identify impaired loans, analyze delinquencies, ascertain loan growth, evaluate actual and potential charge-offs and recoveries, assess general economic conditions in the markets we serve, and determine appropriate loan loss provisions to maintain an adequate allowance.

For the year ended December 31, 2022, the provision for loan losses was $4.3 million, an increase of 46.0% compared to a provision for loan losses of $2.9 million for the year ended December 31, 2021. The provision for loan losses for the year ended December 31, 2021 was $1.3 million, or 29.9%, lower than the $4.2 million provision for loan losses for the year ended December 31, 2020. The allowance for loan losses and the related provision reflect Mid Penn's continued application of the incurred loss method for estimating credit losses as Mid Penn was not required to adopt the current expected credit loss ("CECL") accounting standard, until January 1, 2023.

For the year ended December 31, 2022, Mid Penn had net recoveries of $60 thousand compared to net charge-offs of $1.7 million and $333 thousand for the years ended December 31, 2021 and 2020, respectively. A summary of charge-offs and recoveries of loans and the provision for loan losses is shown in the table below.

Mid Penn expects an increase to the allowance for credit losses ("ACL"), including the reserves for unfunded commitments, is probable to the total credit loss reserve as of December 31, 2022 upon adoption of CECL on January 1, 2023. The one-time increase will be recorded, net of tax, as an adjustment to retained earnings effective January 1, 2023.

The following table represents the analysis of the allowance for loan losses:

	Years ended December 31,		
(In Thousands)	2022	2021	2020
Balance, beginning of year	$ 14,597	$ 13,382	$ 9,515
Loans charged off:			
Commercial and industrial	1	866	45
Commercial real estate	7	1,044	258
Commercial real estate - construction	—	23	7
Residential mortgage	25	13	4
Home equity	1	—	58
Consumer	97	42	—
Total loans charged off	131	1,988	372
Recoveries on loans previously charged off:			
Commercial and industrial	13	13	3
Commercial real estate	128	207	1
Commercial real estate - construction	24	8	2
Residential mortgage	2	11	3
Home equity	2	—	3
Consumer	22	19	27
Total loans recovered	191	258	39
Net (recoveries) charge-offs	(60)	1,730	333
Provision for loan losses	4,300	2,945	4,200
Balance, end of year	$ 18,957	$ 14,597	$ 13,382
Net (recoveries) charge-offs to average loans	(0.002)%	0.068 %	0.015 %

Noninterest income and variance analysis as of December 31:

(Dollars in thousands)	Years Ended December 31, 2022		2021		2020		$ Variance 2022 vs. 2021		% Variance 2022 vs. 2021
Income from fiduciary and wealth management activities	$	5,071	$	2,494	$	1,694	$	2,577	103.3 %
ATM debit card interchange income		4,362		2,688		1,960		1,674	62.3
Service charges on deposits		2,078		991		637		1,087	109.7
Mortgage banking income		1,607		10,314		9,682		(8,707)	(84.4)
Mortgage hedging income		1,471		64		167		1,407	N/M
Net gain on sales of SBA loans		262		969		442		(707)	(73.0)
Earnings from cash surrender value of life insurance		1,013		358		301		655	183.0
Net gain on sales of investment activities		—		79		467		(79)	(100.0)
Other income		7,793		3,576		2,558		4,217	117.9
Total Noninterest Income	$	23,657	$	21,533	$	17,908	$	2,124	9.9 %

N/M - Not Meaningful

For the year ended December 31, 2022, noninterest income totaled $23.7 million, an increase of $2.1 million or 9.9%, compared to noninterest income of $21.5 million for the year ended December 31, 2021. Income from fiduciary and wealth management activities, ATM debit card interchange income, service charges on deposits and earnings from cash surrender value of life insurance increased primarily as a result of the Riverview Acquisition.

In addition to increases as a result of the Riverview Acquisition, growth in income from fiduciary and wealth management activities was attributable to favorable increases in trust assets under management and increased sales of retail investment products.

Mortgage banking income decreased $8.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. Mortgage loan originations and secondary-market loan sales and gains slowed during 2022 as a result of increases in interest rates. As a result of mortgage rate increases and an increase in property values driven by supply shortfalls and high liquidity levels among buyers, the mortgage loan refinancing market slowed and purchase money mortgage originations have slowed relative to the lending volumes experienced during 2021.

Mortgage hedging income was $1.5 million for the year ended December 31, 2022 compared to $64 thousand for the same period in 2021. The increase was the result of a hedging program related to mortgage derivative activities that Mid Penn did not participate in during the majority of 2021.

Other income increased $4.2 million for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase in other income was primarily driven by activities related to the Riverview Acquisition, increases in insurance commissions and higher volumes of letter of credit fees.

For details on the variances of noninterest income for the year ended December 31, 2021 compared to the year ended December 31, 2020 refer to the "Noninterest Income" section of the Management's Discussion and Analysis in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Noninterest expense and variance analysis as of December 31:

(In Thousands)	Years Ended December 31,			$ Variance 2022 vs. 2021	% Variance 2022 vs. 2021
	2022	**2021**	**2020**		
Salaries and employee benefits	$ **52,601**	$ 41,711	$ 37,758	$ 10,890	26.1 %
Software licensing and utilization	**7,524**	6,332	5,286	1,192	18.8
Occupancy expense, net	**6,900**	5,527	5,505	1,373	24.8
Equipment expense	**4,493**	3,101	2,910	1,392	44.9
Shares tax	**2,786**	800	—	1,986	N/M
Legal and professional fees	**2,761**	1,979	1,665	782	39.5
ATM/card processing	**2,139**	1,053	819	1,086	103.1
Intangible amortization	**2,012**	1,180	1,398	832	70.5
FDIC assessment	**1,594**	1,888	1,680	(294)	(15.6)
Charitable contributions qualifying for State tax credits	**1,033**	1,432	1,342	(399)	(27.9)
Mortgage banking profit-sharing expense	**178**	2,571	2,004	(2,393)	(93.1)
(Gain) loss on sale or write-down of foreclosed assets, net	**(133)**	(25)	333	(108)	N/M
Merger and acquisition expense	**294**	3,067	—	(2,773)	(90.4)
Post-acquisition restructuring expense	**329**	9,880	—	(9,551)	N/M
Other expenses	**15,332**	10,610	9,877	4,722	44.5
Total Noninterest Expense	$ **99,843**	$ 91,106	$ 70,577	8,737	9.6 %

N/M - Not Meaningful

For the year ended December 31, 2022, noninterest expense totaled $99.8 million, an increase of $8.7 million, or 9.6%, compared to noninterest expense of $91.1 million for the year ended December 31, 2021. Most noninterest expense items increased primarily as a result of the Riverview Acquisition as discussed in further detail below.

Salaries and employee benefits were $52.6 million for the year ended December 31, 2022, an increase of $10.9 million, or 26.1%, compared to the year ended December 31, 2021. The increase was attributable to the retail staff additions at the seven retail locations added through the Riverview Acquisition, the retention of various Riverview team members through the completion of the systems integration, which occurred on March 4, 2022, and the addition of wealth management professionals, commercial lending professionals, and other staff additions in alignment with Mid Penn's core banking and non-banking growth initiatives.

Software licensing and utilization costs were $7.5 million for the year ended December 31, 2022, an increase of $1.2 million, or 18.8%, compared to $6.3 million for the year ended December 31, 2021. The increase is a result of additional costs to license the additional Riverview branches, upgrades to internal systems, networks, storage capabilities, cybersecurity management, and data security mechanisms to enhance data management and security capabilities responsive to both the larger company profile and the increasing complexity of information technology management, and increases in certain core processing fees as our customer base and transaction volume continue to grow.

Both occupancy and equipment expenses increased $1.4 million, or 24.8% and 44.9%, respectively, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increases were driven by the facility operating costs and increased depreciation expense for building, furniture, and equipment, respectively, associated with the Riverview Acquisition.

Shares tax totaled $2.8 million for the year ended December 31, 2022, a $2.0 million increase compared to the year ended December 31, 2021 due to the increase in shareholders' equity, primarily a result of a stock offering completed in 2021 and the Riverview Acquisition.

ATM/card processing expenses were $2.1 million for the year ended December 31, 2022, an increase of $1.1 million as a result of an increase in transaction volume resulting from the accounts assumed in the Riverview Acquisition.

Intangible amortization increased from $1.2 million during the year ended December 31, 2021 to $2.0 million during the year ended December 31, 2022 as a result of the customer list and core deposit intangible assets added from the Riverview Acquisition.

For the year ended December 31, 2021, merger and acquisition expenses were $3.1 million and included investment banking fees, merger-related legal expenses, and other professional fees for advisory, valuation, and consulting services associated with the Riverview Acquisition. Similar expenses totaling $294 thousand were incurred during the year ended December 31, 2022 related to the MPI Acquisition and the announcement of the Brunswick Bancorp Acquisition. For additional information on these two acquisitions, see "Note 2 - Business Combinations*", within Item 8, Notes to Consolidated Financial Statements.

Post-acquisition and restructuring expenses were $9.9 million for the year ended December 31, 2021 compared to $329 thousand for the year ended December 31, 2022. The total of these expenses during 2022 primarily consisted of contract termination fees related to the Riverview Acquisition. The total of these expenses during 2021 was comprised of $7.6 million of termination fees and severance costs, and $2.3 million related to the December 7, 2021 announcement of a Retail Network Optimization Plan under which the Bank announced its intention to close 16 of its retail locations throughout its expanded footprint. The branch closures occurred on or about March 4, 2022. As a result of this announcement, and in accordance with GAAP, Mid Penn reclassified the assets associated with these retail locations to held for sale totaling $3.9 million as of December 31, 2021.

Other expenses increased $4.7 million from $10.6 million for the year ended December 31, 2021, to $15.3 million for the year ended December 31, 2022. Several categories within other expense increased primarily as a result of the Riverview Acquisition and also organic growth, including marketing, telephone, postage, courier, payroll processing, employee travel costs, and director fees. In addition, the year ended December 31, 2022 contained an impaired asset write-off of $664 thousand, representing the disposal of certain fixed assets and leasehold improvements from Riverview offices not being retained.

For details on the variances of noninterest expense for the year ended December 31, 2021 compared to the year ended December 31, 2020 refer to the "Noninterest Expense" section of the Management's Discussion and Analysis in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Income Taxes

The provision for income taxes was $12.5 million during the year ended December 31, 2022, an increase of $5.8 million compared to $6.7 million for the same period in 2021. The provision for income taxes for the year ended December 31, 2022 reflects an effective combined Federal and state tax rate ("ETR") of 18.6%, compared to an ETR of 18.7% for the year ended December 31, 2021. The ETR is generally lower than the federal statutory rate of 21% due to tax-exempt interest income earned on tax-free municipal securities, loans, and the impact of certain merger-related expenses which are nondeductible for Federal tax purposes.

Financial Condition

Mid Penn's total assets were $4.5 billion as of December 31, 2022, reflecting a decrease of $191.5 million, or 4.1%, compared to total assets of $4.7 billion as of December 31, 2021. Included in total assets as of December 31, 2022 are $2.6 million of PPP loans, net of deferred fees. Comparatively, as of December 31, 2021, Mid Penn had $111.3 million of PPP loans outstanding, net of deferred fees.

Investment Securities

Mid Penn's portfolio of held-to-maturity ("HTM") securities, recorded at amortized cost, increased $70.2 million to $399.5 million as of December 31, 2022, as compared to $329.3 million as of December 31, 2021. Mid Penn's total available-for-sale ("AFS") securities portfolio increased $175.0 million from $62.9 million at December 31, 2021 to $237.9 million at

December 31, 2022. During 2022, Mid Penn re-deployed excess cash into higher yielding investment securities and also increased its investment securities for both strategic portfolio and asset liability management objectives.

At December 31, 2022, the unrealized loss on AFS investment securities resulted in a decrease in shareholders' equity of $19.1 million (comprised of a gross unrealized loss on securities of $24.1 million net of a deferred income tax benefit of $5.1 million). At December 31, 2021, the unrealized loss on AFS investment securities resulted in a decrease in shareholders' equity of $254 thousand (comprised of a gross unrealized loss on securities of $322 thousand net of a deferred income tax benefit of $68 thousand). Mid Penn does not have any significant concentrations of non-governmental securities within its investment portfolio.

Mid Penn's investment portfolio is utilized primarily to support overall liquidity and interest rate risk management, to provide collateral supporting pledging requirements for public funds on deposit, and to generate additional interest income within reasonable risk parameters. Mid Penn's investment portfolio includes both held-to-maturity securities and available-for-sale securities. The following table presents the expected maturities of the investment portfolio and the weighted average yields (calculated based on historical cost) as of December 31, 2022:

				Maturing				
	One Year and Less		**After One Year thru Five Years**		**After Five Years Thru Ten Years**		**After Ten Years**	
(In Thousands)								
As of December 31, 2022	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**	**Amount**	**Yield**
Available for sale securities, at fair value:								
U.S. Treasury and U.S. government agencies	$ —	— %	$ 28,057	2.99 %	$ 6,857	3.00 %	$ —	— %
Mortgage-backed U.S. government agencies	—	— %	—	— %	$ 5,627	2.52 %	$161,288	3.02 %
State and political subdivision obligations	—	— %	—	— %	1,247	2.21 %	2,292	2.52 %
Corporate debt securities	250	1.50%	11,808	4.59%	20,452	4.43%	—	—
	$ 250	1.50 %	$ 39,865	3.46 %	$ 34,183	3.75 %	$163,580	3.01 %
Held to maturity securities, at amortized cost:								
U.S. Treasury and U.S. government agencies	$ —	—%	$ 51,578	2.31%	$172,194	1.98%	$ 21,899	2.18%
Mortgage-backed U.S. government agencies	—	—%	1,648	3.02%	10,760	2.83%	38,302	1.97%
State and political subdivision obligations	2,745	2.27%	31,560	2.56%	31,334	2.21%	21,486	2.54%
Corporate debt securities	1,000	2.89%	4,046	2.92%	10,942	3.19%	—	—%
	$ 3,745	2.44 %	$ 88,832	2.44 %	$225,230	2.11 %	$ 81,687	2.17 %

Loans

The following table presents the ending balance of loans outstanding, by type, as of December 31:

(Dollars in thousands)	2022 Balance	2022 % of Total Loans	2021 Balance	2021 % of Total Loans	Change in Balance $	Change in Balance %
Commercial and industrial	$ 596,042	17.0 %	$ 619,562	20.0 %	$ (23,520)	(3.8)%
Commercial real estate	2,052,934	58.3	1,668,142	53.5	384,792	23.1
Commercial real estate - construction	441,246	12.6	372,734	12.0	68,512	18.4
Residential mortgage	305,386	8.7	323,223	10.4	(17,837)	(5.5)
Home equity	110,835	3.2	110,306	3.6	529	0.5
Consumer	7,676	0.2	10,429	0.5	(2,753)	(26.4)
	$ 3,514,119	100.0 %	$ 3,104,396	100.0 %	$ 409,723	13.2 %

Total loans, net of unearned income, as of December 31, 2022 were $3.5 billion compared to $3.1 billion as of December 31, 2021, an increase of $409.7 million. The $23.5 million, or 3.8%, decrease in commercial and industrial loans was the result of PPP loan forgiveness partially offset by organic growth. Commercial real estate loans totaled $2.5 billion as of December 31, 2022, a 22.2% increase compared to $2.0 billion as of December 31, 2021. Residential mortgage and consumer loan categories both experienced a decrease in demand in 2022 as rates and housing costs increased.

The majority of the Bank's loan portfolio is to businesses and individuals located within the Bank's primary market area of the Pennsylvania counties of Berks, Blair, Bucks, Centre, Chester, Clearfield, Cumberland, Dauphin, Fayette, Huntingdon, Lancaster, Lehigh, Luzerne, Lycoming, Montgomery, Northumberland, Perry, Schuylkill and Westmoreland. Commercial real estate, construction, and land development loans are collateralized mainly by mortgages on the income-producing real estate or land involved. Commercial, industrial, and agricultural loans are primarily made to business entities and may be secured by business assets, including commercial real estate, or may be unsecured. Residential real estate loans are secured by liens on the residential property. Consumer loans include installment loans, lines of credit and home equity loans. The Bank has no significant concentration of credit to any one borrower. The Bank's highest concentration of credit by loan type is in commercial real estate.

Maturity distribution by contractual maturity date and rate sensitivity information related to the loan portfolio is reflected in the table below:

(In Thousands)

As of December 31, 2022	One Year and Less	One to Five Years	Five to Fifteen Years	Over Fifteen Years	Total
Commercial and industrial	$ 10,061	$ 221,628	$ 133,931	$ 231,465	$ 597,085
Commercial real estate	52,894	313,093	909,276	786,419	2,061,682
Commercial real estate, construction	135,890	192,048	53,882	59,425	441,245
Residential mortgage	8,562	24,796	106,045	152,149	291,552
Home equity	2,856	14,249	36,771	57,183	111,059
Consumer	195	2,560	1,136	2,989	6,880
	$ 210,458	$ 768,374	$ 1,241,041	$ 1,289,630	$ 3,509,503
Rate Sensitivity					
Predetermined rate					
Commercial and industrial	$ 4,488	$ 174,552	$ 44,670	$ 12,534	$ 236,244
Commercial real estate	29,093	236,425	154,881	18,479	438,878
Commercial real estate, construction	55,312	87,470	2,436	6,795	152,013
Residential mortgage	8,256	20,339	66,482	91,095	186,172
Home equity	1,120	5,516	20,588	2,742	29,966
Consumer	139	2,225	1,136	234	3,734
Floating or adjustable rate					
Commercial and industrial	5,573	47,076	89,260	218,931	360,840
Commercial real estate	23,801	76,668	754,395	767,940	1,622,804
Commercial real estate, construction	80,578	104,578	51,447	52,630	289,233
Residential mortgage	306	4,457	39,563	61,054	105,380
Home equity	1,736	8,733	16,183	54,441	81,093
Consumer	56	335	—	2,755	3,146
	$ 210,458	$ 768,374	$ 1,241,041	$ 1,289,630	$ 3,509,503

Credit Quality, Credit Risk, and Allowance for Loan Losses

Other than as described herein, Mid Penn does not believe there are current significant credit-related trends, events or uncertainties relating to its loan portfolio that are reasonably expected to have a material impact on future results of operations, liquidity, or capital resources. Mid Penn recognizes that the effects of current and past economic conditions and other unfavorable business conditions, including inflation, may eventually adversely influence certain borrowers' abilities to comply with their repayment terms. Mid Penn regularly monitors the financial strength of its borrowers, including those at higher risk of credit stress from the economic effects of COVID-19 or inflation, and does not engage in practices which may be used to artificially shield certain borrowers from the negative economic or business cycle effects that may compromise their ability to repay. Mid Penn does not normally structure construction loans with interest reserve components or perform commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans. Also, Mid Penn does not extend loans at maturity solely due to the existence of guarantees, without recognizing the credit as impaired. While the existence of a guarantee may be a mitigating factor in determining the proper level of allowance once impairment has been identified, the guarantee does not affect the impairment analysis.

Allowance for Loan Losses

Mid Penn has maintained the allowance for loan losses in accordance with Mid Penn's portfolio credit risk and potential loss assessment process, which took into consideration the risk characteristics of the loan portfolio, shifting collateral

values, and the assessment of other relevant qualitative factors from December 31, 2022 to December 31, 2021. The allowance for loan losses as a percentage of total loans was 0.54% at December 31, 2022 compared to 0.47% at December 31, 2021.

The following table represents non-performing assets as of:

	December 31,		
(Dollars in thousands)	**2022**	**2021**	**2020**
Non-performing Assets:			
Non-accrual loans	$ **8,195**	$ 9,547	$ 15,047
Accruing troubled debt restructured loans	**390**	435	463
Total non-performing loans	**8,585**	9,982	15,510
Foreclosed real estate	**43**	—	134
Total non-performing assets	**8,628**	9,982	15,644
	—		
Accruing loans 90 days or more past due	**654**	515	—
Total risk elements	$ **9,282**	$ 10,497	$ 15,644
Non-performing loans as a percentage of total loans outstanding	**0.24 %**	0.32 %	0.65 %
Non-performing assets as a percentage of total loans outstanding and other real estate	**0.25%**	0.32%	0.66%
Non-accrual loans as a percentage of total loans	**0.23%**	0.31%	0.63%
Allowance for loan losses as a percentage of total loans	**0.54%**	0.47%	0.56%
Allowance for loan losses as a percentage of non-accrual loans	**231.33%**	152.90%	88.93%
Ratio of allowance for loan losses to non-performing loans	**220.82%**	146.23%	86.28%
Allowance for loan losses as a percentage of non-performing assets	**219.72%**	146.23%	85.54%

Mid Penn assesses a specific allocation for both commercial loans and commercial real estate loans prior to partially or fully charging off the loan. If a partial charge off is taken, the remaining balance remains a non-performing loan with the original terms and interest rate intact and is not treated as a restructured credit. Total non-performing assets were $8.6 million at December 31, 2022, a decrease compared to non-performing assets of $10.0 million at December 31, 2021.

As of December 31, 2022, there were no defaulted troubled debt restructured loans, as all troubled debt restructured loans were current with respect to their associated forbearance agreements. For discussion of troubled debt restructured loans see "Note 4 - Loans and Allowance for Loan Losses", within Item 8, Notes to Consolidated Financial Statements.

Mid Penn considers a commercial loan or commercial real estate loan to be impaired when it becomes 90 days or more past due and the collection efforts indicate that receipt of all contractual amounts due is not probable. Impairment may occur before a 90-day or more period of delinquency when it is probable, based upon the facts and circumstances, that Mid Penn will be unable to collect all contractual principal and interest due. This methodology assumes the borrower cannot or will not continue to make additional payments. At that time, the loan would likely be considered collateral dependent as the discounted cash flow ("DCF") method would indicate no operating income is available to add to the respective loan's collateral position; therefore, most impaired loans are deemed to be collateral dependent.

Mid Penn had loans with an aggregate balance of $8.6 million which were deemed by management to be impaired at December 31, 2022, including $3.7 million in loans from previous acquisitions which were acquired with credit deterioration. Of the $4.9 million of impaired loan relationships excluding the loans acquired with credit deterioration, $2.3 million were commercial real estate relationships, $1.2 million were commercial and industrial relationships, $1.1 million were residential relationships, and $285 thousand were home equity relationships. As of December 31, 2022, there were specific loan loss reserve allocations of $801 thousand against the commercial and industrial relationships, $64 thousand against the commercial real estate relationships and $22 thousand against home equity relationships. Management currently believes that the specific reserves are adequate to cover probable future losses related to these relationships.

The allowance for loan losses is maintained at a level believed to be adequate by management to provide for probable losses inherent in the loan portfolio, however, determination of the allowance is inherently subjective, as it requires estimates and consideration of the above-noted qualitative factors which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The allocation of the allowance for loan losses are summarized as follows:

	December 31,					
	2022		**2021**		**2020**	
(Dollars in thousands)	**Amount**	**%**	**Amount**	**%**	**Amount**	**%**
Commercial and industrial	$ **4,593**	**24.2%**	$ 3,439	23.6%	$ 3,066	22.9%
Commercial real estate	**13,142**	**69.3**	9,415	64.5	8,655	64.7
Commercial real estate, construction	**—**	**0.0**	38	0.3	134	1.0
Residential mortgage	**658**	**3.5**	459	3.1	429	3.2
Home equity	**661**	**3.5**	560	3.8	507	3.8
Consumer	**29**	**0.2**	2	0.0	1	0.0
Unallocated	**(126)**	**4.6**	684	4.6	590	4.4
	$ **18,957**	**100.0%**	$ 14,597	100.0%	$ 13,382	100.0%

The allowance for loan losses at December 31, 2022 was $19.0 million, or 0.54% of total loans, compared to $14.6 million, or 0.47% of total loans, at December 31, 2021 and $13.4 million, or 0.56% of total loans, at December 31, 2020. The increase in the allowance balance was the result of loan growth during 2022, and one commercial relationship that was downgraded from substandard accrual to substandard non-accrual. Management continues to monitor the portfolio very closely.

Management believes, based on information currently available, that the allowance for loan losses of $19.0 million as of December 31, 2022 is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable. See also the discussion in the "Provision for Loan Losses" section and see "Note 1- Summary of Significant Accounting Policies", within Item 8, Notes to Consolidated Financial Statements for additional information regarding the allowance for loan losses.

Deposits and Other Funding Sources

Mid Penn's primary source of funds are retail deposits from businesses, public funds depositors, and consumers in its market area. For the year ended December 31, 2022, deposits totaled $3.8 billion, a decrease of $223.7 million, or 5.6%. The decrease was primarily due to the strategic decision to allow higher cost time deposits obtained through the Riverview Acquisition to run-off during the year.

Average balances and average interest rates applicable to deposits by major classification for the years ended December 31:

(Dollars in thousands)	2022		2021		Change	
	Balance	Rate	Balance	Rate	$	%
Noninterest-bearing demand deposits	$ 848,991	0.00 %	$ 684,022	0.00 %	$ 164,969	24.12 %
Interest-bearing demand deposits	1,051,605	0.37	688,595	0.34	363,010	52.72
Money market	1,040,762	0.51	842,107	0.37	198,655	23.59
Savings	355,229	0.05	218,546	0.11	136,683	62.54
Time	524,944	0.92	451,277	1.24	73,667	16.32
	$ 3,821,531	0.37 %	$ 2,884,547	0.39 %	$ 936,984	32.48 %

As of December 31, 2022, uninsured deposits were approximately $1.6 billion compared to $1.4 billion as of December 31, 2021. The maturities of the uninsured time deposits as of December 31, 2022 were as follows:

(In thousands)	2022
Three months or less	$ 17,159
Over three months to six months	25,793
Over six months to twelve months	50,348
Over twelve months	26,004
	$ 119,304

Short-term borrowings as of December 31, 2022 totaled $102.6 million and consisted of FHLB overnight borrowings. Mid Penn had no short-term borrowings as of December 31, 2021. As of December 31, 2022, the Bank had long-term debt outstanding in the amount of $4.4 million compared to $81.3 million as of December 31, 2021. The Bank paid off $76.5 million of FHLB fixed rate advances during 2022.

Subordinated debt and trust preferred securities totaled $56.9 million as of December 31, 2022 compared to $74.3 million as of December 31, 2021. On August 8, 2022 Mid Penn redeemed $7.5 million aggregate principal amount of subordinated debt that was in the seventh year since issuance; as such, 60% of the principal balance of the notes would have been treated as Tier 2 capital for regulatory capital purposes as of December 31, 2022. In December of 2022, Mid Penn also redeemed the $9.3 million in subordinated debentures assumed as a result of the Riverview Acquisition. For details on the remaining subordinated debt, see "Note 11 - Subordinated Debt and Trust Preferred Securities", within Item 8, Notes to Consolidated Financial Statements.

Shareholders' Equity and Capital

Shareholders' equity, or capital, is evaluated in relation to total assets and the risk associated with those assets. The detailed computation of Mid Penn's regulatory capital ratios can be found in "Note 17 - Regulatory Matters", within Item 8, Notes to Consolidated Financial Statements. The greater the Corporation's capital resources, the more likely it is to meet its cash obligations and absorb unforeseen losses. Capital management practices have been, and will continue to be, of paramount importance to the Corporation in support of both its regulatory capital requirements and its shareholders.

Shareholders' equity increased $22.0 million, or 4.5%, to $512.1 million as of December 31, 2022 from $490.1 million as of December 31, 2021, primarily as result of net income and restricted stock activity partially offset by a $19.4 million increase in accumulated comprehensive loss, dividends declared of $12.7 million and share repurchases totaling $3.0 million.

For details on the change in shareholders' equity for the year ended December 31, 2021 compared to the year ended December 31, 2020 refer to the "Capital Resources" section of the Management's Discussion and Analysis in the Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

Mid Penn maintained regulatory capital levels, leverage ratios, and risk-based capital ratios as of December 31, 2022 and 2021, as follows:

	2022	2021	Regulatory Minimum for Capital Adequacy
Total Risk-Based Capital (to Risk-Weighted Assets)	13.19 %	14.60 %	10.50 %
Tier I Risk-Based Capital (to Risk-Weighted Assets)	11.18	12.00	8.50
Common Equity Tier I (to Risk-Weighted Assets)	11.18	11.70	7.00
Tier I Leverage Capital (to Average Assets)	9.57	8.10	4.00

    (1) Minimum amounts and ratios include the full phase in of the capital conservation buffer of 2.5 % required by the BASEL III framework.

Regulatory capital ratios for both Mid Penn and the Bank exceeded regulatory "well-capitalized" levels at both December 31, 2022 and December 31, 2021.

Liquidity

Mid Penn's asset-liability management policy addresses the management of Mid Penn's liquidity position and its ability to raise sufficient funds to meet deposit withdrawals, fund loan growth and meet other operational needs. In addition to its cash and equivalents, Mid Penn utilizes its investments as a source of liquidity, along with deposit growth and increases in borrowings. For additional information, see "Deposits and Other Funding Sources", which appears earlier in this discussion. Liquidity from investments is provided primarily through investment calls, sales of AFS securities, prepayments on mortgage-backed securities, and from investments and interest-bearing balances with maturities of one year or less.

The Bank can obtain funds from overnight borrowings, short-term borrowings, and long-term borrowings from the FHLB, up to the Bank's maximum borrowing capacity with the FHLB, which was $1.6 billion at December 31, 2022. FHLB borrowings require the Bank to make certain restricted stock purchases in accordance with FHLB requirements. Borrowings with the FHLB are collateralized by certain qualifying loans and investment securities of the Bank. The Bank also has unused lines of credit with other correspondent banks amounting to $35.0 million at December 31, 2022.

Major sources of cash in 2022 came from the increase in short-term borrowings and net income. Short-term borrowings were used to help fund the loan growth. Major uses of cash in 2022 were the increase in the loan portfolio, purchase of investment securities, long-term debt repayment, subordinated debt redemption and trust preferred securities redemption. The consolidated statements of cash flow provide additional information.

Contractual Obligations

Mid Penn has substantial aggregate contractual obligations to make future cash payments as of December 31, 2022 as outlined below:

		Payments Due by Period			
(Dollars in thousands)	Total	One Year or Less	One to Three Years	Three to Five Years	More than Five Years
Operating lease obligations	$ 10,739	$ 2,170	$ 3,905	$ 2,351	$ 2,313
Finance lease obligation	4,461	217	511	520	3,213
Certificates of deposit	664,600	442,424	189,572	28,226	4,378
Long-term debt	1,323	339	720	260	4
Subordinated debt	56,941	—	—	—	56,941
	$ 738,064	$ 445,150	$ 194,708	$ 31,357	$ 66,849

Details on expected maturities of investments, loans and deposits are presented in the above sections of Management's Discussion and Analysis. We are not aware of any other commitments or contingent liabilities which may have a material adverse impact on Mid Penn's liquidity or capital resources.

Effects of Inflation

A bank's asset and liability structure is substantially different from that of an industrial company in that virtually all assets and liabilities of a bank are monetary in nature. Management believes the impact of inflation on its financial results depends principally upon Mid Penn's ability to measure its sensitivity to changes in interest rates and to take appropriate actions, as needed or controllable by the Bank, to mitigate the impacts of inflation on performance. Interest rates do not necessarily move in the same direction or at the same magnitude as the prices of other goods and services. As discussed previously, management seeks to manage the relationship between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Information included elsewhere in this report will assist in the understanding of how Mid Penn is positioned to react to changing interest rates and inflationary trends. In particular, the previously discussed risk factors, the composition of and yields on loans and investments, and the composition and costs of deposits and other interest-bearing liabilities, should be considered.

Off-Balance Sheet Risk

Mid Penn makes contractual commitments to extend credit and extends lines of credit, which are subject to Mid Penn's credit approval and monitoring procedures. As of December 31, 2022, commitments to extend credit amounted to $1.0 billion compared to $930.7 million as of December 31, 2021.

Mid Penn also issues standby letters of credit to its customers. The risk associated with standby letters of credit is essentially the same as the credit risk involved in loan extensions to customers. Standby letters of credit increased to $57.2 million at December 31, 2022, from $55.6 million at December 31, 2021.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a financial institution, Mid Penn's primary source of market risk is interest rate risk. Interest rate risk is the exposure to fluctuations in Mid Penn's future earnings (earnings at risk) resulting from changes in interest rates. This exposure or sensitivity is a function of the repricing characteristics of Mid Penn's portfolio of assets and liabilities. Each asset and liability reprices either at maturity or during the life of the instrument. Interest rate sensitivity is measured as the difference between the volume of assets and liabilities that are subject to repricing in a future period of time.

The principal purpose of asset-liability management is to maximize current and future net interest income within acceptable levels of interest rate risk while satisfying liquidity and capital requirements. Net interest income is increased by increasing the net interest margin and by volume growth. Thus, the goal of interest rate risk management is to maintain a balance between risk and reward such that net interest income is maximized while risk is maintained at an acceptable level.

Mid Penn utilizes an asset-liability management model to measure the impact of interest rate movements on its interest rate sensitivity position. Mid Penn's management also reviews the traditional maturity gap analysis regularly. Mid Penn does not always attempt to achieve an exact match between interest sensitive assets and liabilities because it believes that an actively managed amount of interest rate risk is inherent and appropriate in the management of Mid Penn's profitability.

Modeling techniques and simulation analysis involve assumptions and estimates that inherently cannot be measured with complete precision. Key assumptions in the analyses include maturity and repricing characteristics of assets and liabilities, prepayments on amortizing assets, non-maturing deposit sensitivity, and loan and deposit pricing. These assumptions are inherently uncertain due to the timing, magnitude and frequency of rate changes and changes in market conditions and management strategies, among other factors. However, the analyses are useful in quantifying risk and provide a relative gauge of Mid Penn's interest rate risk position over time.

Management reviews interest rate risk on a quarterly basis. This analysis includes earnings scenarios whereby interest rates are increased by 100, 200, 300, and 400 bp and decreased by 100 bp. These scenarios, detailed in the table below, indicate that Mid Penn would experience enhanced net interest income over a one-year time frame due to upward interest rate changes, while a reduction in interest rates would result in a decline in net interest income over a one-year time frame;

however, actual results could vary significantly from the calculations prepared by management. At December 31, 2022, all interest rate risk levels according to the model were within the tolerance limits of the Board-approved policy.

The following table reflects the effect of hypothetical changes in interest rates:

Change in Basis Points	% Change in Net Interest Income	Policy Risk Limit
400	0.24%	≥ -25%
300	0.21%	≥ -20%
200	0.20%	≥ -15%
100	0.13%	≥ -10%
(100)	1.83%	≥ -10%

MID PENN BANCORP, INC.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited financial statements are set forth in this Annual Report on Form 10-K on the following pages:

Index to Financial Statements

MID PENN BANCORP, INC.

Management Report on Internal Controls Over Financial Reporting

The Corporation carried out an evaluation, under the supervision and with the participation of the Corporation's management, including the Corporation's Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of its disclosure controls and procedures, as defined in SEC Rules 13a-15(e) and 15d-15(e). Based upon the evaluation, the Corporation's Chief Executive Officer and Interim Chief Financial Officer concluded that, as of December 31, 2022, the Corporation's disclosure controls and procedures are effective. Disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

The management of the Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. The Corporation's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2022, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework (2013)*. Based on this assessment, management concluded that, as of December 31, 2022, the Corporation's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Corporation's internal control over financial reporting has been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report which is included herein.

/s/ Rory G. Ritrievi	/s/ Allison S. Johnson
Rory G. Ritrievi	Allison S. Johnson
President and	Chief Financial Officer
Chief Executive Officer	March 16, 2023
March 16, 2023	

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Mid Penn Bancorp, Inc. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mid Penn Bancorp, Inc. and Subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 16, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to an account or disclosure that is material and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses – Qualitative Factors

The allowance for loan losses as of December 31, 2022 was $19.0 million. As described in Notes 1 and 4 to the financial statements, the allowance for loan losses is established through a provision for loan loss and represents an amount which, in management's judgement, will be adequate to absorb losses on existing loans.

The allowance for loan losses consists of specific and general components in the amounts of $0.9 million and $18.1 million, respectively. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers pools of loans by class including commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential real estate, home equity and other consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include changes in economic conditions, fluctuations in loan quality measures, changes in collateral values, changes in the experience of the lending staff and loan review systems, changes in lending policies and procedures (including underwriting standards), changes in the mix and volume of loans originated, the effect of other external factors, such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing loan portfolio, shifting industry or portfolio concentrations, and other relevant factors. The evaluation of the qualitative factor adjustments requires a significant amount of judgement by management and involves a high degree of subjectivity.

We identified the qualitative factor component of the allowance for loan losses as a critical audit matter as auditing the underlying qualitative factors required significant auditor judgment as the estimate determined by management is highly subjective and sensitive to changes in management assumptions.

Our audit procedures related to the qualitative factors included the following, among others:
- We obtained an understanding of the relevant controls related to management's assessment and review of the qualitative factors, and tested such controls for design and operating effectiveness, including controls over management's establishment, review and approval of the qualitative factors and the data used in determining the qualitative factors.
- We obtained an understanding of how management developed the estimates and related assumptions, including:
  - Testing completeness and accuracy of key data inputs used in forming assumptions or calculations and testing the reliability of the underlying data on which these factors are based by comparing information to source documents and external information sources.
  - Evaluating the reasonableness of the qualitative factors established by management as compared to the underlying internal or external information sources.

/s/ RSM US LLP

We have served as the Company's auditor since 2020.

Philadelphia, Pennsylvania
March 16, 2023

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Shareholders and the Board of Directors of Mid Penn Bancorp, Inc. and Subsidiaries

Opinion on the Internal Control Over Financial Reporting

We have audited Mid Penn Bancorp, Inc. and Subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company and our report dated March 16, 2023 expressed an unqualified opinion.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ RSM US LLP

Philadelphia, Pennsylvania
March 16, 2023

MID PENN BANCORP, INC.

Consolidated Balance Sheets

	December 31,	
(In thousands, except per share data)	**2022**	2021
ASSETS		
Cash and due from banks	$ **53,368**	$ 41,100
Interest-bearing balances with other financial institutions	**4,405**	146,031
Federal funds sold	**3,108**	726,621
Total cash and cash equivalents	**60,881**	913,752
Investment securities:		
Held to maturity, at amortized cost (fair value $348,505 and $330,626)	**399,494**	329,257
Available for sale, at fair value	**237,878**	62,862
Equity securities available for sale, at fair value	**430**	500
Loans held for sale, at fair value	**2,475**	11,514
Loans, net of unearned interest	**3,514,119**	3,104,396
Less: Allowance for loan losses	**(18,957)**	(14,597)
Net loans	**3,495,162**	3,089,799
Premises and equipment, net	**34,471**	33,232
Bank premises and equipment held for sale	**1,306**	3,907
Operating lease right of use asset	**8,798**	9,055
Finance lease right of use asset	**2,907**	3,087
Cash surrender value of life insurance	**50,674**	49,661
Restricted investment in bank stocks	**8,315**	9,134
Accrued interest receivable	**18,405**	11,328
Deferred income taxes	**13,674**	10,779
Goodwill	**114,231**	113,835
Core deposit and other intangibles, net	**7,260**	9,436
Foreclosed assets held for sale	**43**	—
Other assets	**41,550**	28,287
Total Assets	$ **4,497,954**	$ 4,689,425
LIABILITIES & SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ **793,939**	$ 850,438
Interest-bearing transaction accounts	**2,325,847**	2,524,921
Time	**658,545**	626,657
Total Deposits	**3,778,331**	4,002,016
Short-term borrowings	**102,647**	—
Long-term debt	**4,409**	81,270
Subordinated debt and trust preferred securities	**56,941**	74,274
Operating lease liability	**9,725**	11,363
Accrued interest payable	**2,303**	1,791
Other liabilities	**31,499**	28,635
Total Liabilities	**3,985,855**	4,199,349
Shareholders' Equity:		
Common stock, par value $1.00; 20,000,000 shares authorized; 16,094,486 issued at December 31, 2022 and 16,056,282 at December 31, 2021; 15,886,143 outstanding at December 31, 2022 and 15,957,830 at December 31, 2021	**16,094**	16,056
Additional paid-in capital	**386,987**	384,742
Retained earnings	**133,114**	91,043
Accumulated other comprehensive (loss) income	**(19,216)**	158
Treasury Stock, at cost; 208,343 and 98,452 shares at December 31, 2022 and December 31, 2021	**(4,880)**	(1,923)
Total Shareholders' Equity	**512,099**	490,076
Total Liabilities and Shareholders' Equity	$ **4,497,954**	$ 4,689,425

The accompanying notes are an integral part of these Consolidated Financial Statements.

(In thousands, except per share data)		Years Ended December 31,		
		2022	2021	2020
INTEREST INCOME				
Loans, including fees	$	150,256	$ 118,776	$ 103,507
Investment securities:				
Taxable		11,952	2,602	2,884
Tax-exempt		1,497	1,122	1,008
Other interest-bearing balances		69	13	39
Federal funds sold		1,826	809	497
Total Interest Income		165,600	123,322	107,935
INTEREST EXPENSE				
Deposits		14,144	11,327	16,399
Short-term borrowings		441	539	371
Long-term and subordinated debt		3,182	2,888	2,957
Total Interest Expense		17,767	14,754	19,727
Net Interest Income		147,833	108,568	88,208
PROVISION FOR LOAN LOSSES		4,300	2,945	4,200
Net Interest Income After Provision for Loan Losses		143,533	105,623	84,008
NONINTEREST INCOME				
Fiduciary and wealth management		5,071	2,494	1,694
ATM debit card interchange		4,362	2,688	1,960
Service charges on deposits		2,078	991	637
Mortgage banking		1,607	10,314	9,682
Mortgage hedging		1,471	64	167
Net gain on sales of SBA loans		262	969	442
Earnings from cash surrender value of life insurance		1,013	358	301
Net gain on sales of investment activities		—	79	467
Other		7,793	3,576	2,558
Total Noninterest Income		23,657	21,533	17,908
NONINTEREST EXPENSE				
Salaries and employee benefits		52,601	41,711	37,758
Software licensing and utilization		7,524	6,332	5,286
Occupancy, net		6,900	5,527	5,505
Equipment		4,493	3,101	2,910
Shares tax		2,786	800	583
Legal and professional fees		2,761	1,979	1,665
ATM/card processing		2,139	1,053	819
Intangible amortization		2,012	1,180	1,398
FDIC Assessment		1,594	1,888	1,680
Charitable contributions qualifying for State tax credits		1,033	1,432	1,342
Mortgage banking profit-sharing		178	2,571	2,004
(Gain) loss on sale or write-down of foreclosed assets, net		(133)	(25)	333
Merger and acquisition		294	3,067	—
Post-acquisition restructuring		329	9,880	—
Other		15,332	10,609	9,294
Total Noninterest Expense		99,843	91,105	70,577
INCOME BEFORE PROVISION FOR INCOME TAXES		67,347	36,051	31,339
Provision for income taxes		12,541	6,732	5,130
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$	54,806	$ 29,319	$ 26,209
PER COMMON SHARE DATA:				
Basic Earnings Per Common Share	$	3.44	$ 2.71	$ 3.11
Diluted Earnings Per Common Share	$	3.44	$ 2.71	$ 3.10
Weighted-average basic shares outstanding		15,912,877	10,806,009	8,439,427
Weighted-average diluted shares outstanding		15,934,635	10,819,579	8,443,092

The accompanying notes are an integral part of these Consolidated Financial Statements

(In Thousands)	Years ended December 31, 2022	2021	2020
Net income	**$ 54,806**	$ 29,319	$ 26,209
Other comprehensive (loss) income:			
Unrealized (losses) gains arising during the period on available for sale securities, net of income tax benefit (cost) of $5,070, $50 and ($131), respectively [1]	**(19,072)**	(190)	494
Reclassification adjustment for net gain on sales of available-for-sale securities included in net income, net of income tax benefit of $0, $17 and $98, respectively [1], [2]	**—**	(62)	(369)
Change in defined benefit plans, net of income tax benefit (cost) of $78, ($136) and $134, respectively [1], [3]	**(294)**	511	(503)
Reclassification adjustment for settlement gains and activity related to benefit plans, net of income tax benefit $2, $12 and $6, respectively [1], [4]	**(8)**	(44)	(22)
Total other comprehensive (loss) income	**(19,374)**	215	(400)
Total comprehensive income	**$ 35,432**	$ 29,534	$ 25,809

(1) The income tax impacts of the components of other comprehensive income are calculated using the 21% statutory tax rate for 2022, 2021 and 2020.

(2) Amounts are included in net gain on sales of investment securities on the Consolidated Statements of Income as a separate component within total noninterest income.

(3) The change in defined benefit plans consists primarily of unrecognized actuarial (losses) gains on defined benefit plans during the period.

(4) The reclassification adjustment for defined benefit plans includes settlement gains, amortization of prior service costs, and amortization of net gain or loss. Amounts are included in other income on the Consolidated Statements of Income within the total noninterest income. See "Note 14 - Postretirement Benefit Plans", to the Consolidated Financial Statements for more information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

MID PENN BANCORP, INC.　　　　　　　　**Consolidated Statements of Changes in Shareholders' Equity**

(In thousands, except per share data)	Common Stock Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total Shareholders' Equity
Balance, January 1, 2020	8,480,938	$ 8,481	$ 178,159	$ 50,891	$ 343	$ —	$ 237,874
Net income	—	—	—	26,209	—	—	26,209
Total other comprehensive loss, net of taxes	—	—	—	—	(400)	—	(400)
Common stock cash dividends declared - $0.82 per share	—	—	—	(6,925)	—	—	(6,925)
Repurchased stock (92,652 shares)	—	—	—	—	—	(1,795)	(1,795)
Employee Stock Purchase Plan	8,005	8	147	—	—	—	155
Director Stock Purchase Plan	8,121	8	148	—	—	—	156
Restricted stock activity	14,771	15	399	—	—	—	414
Balance, December 31, 2020	8,511,835	$ 8,512	$ 178,853	$ 70,175	$ (57)	$ (1,795)	$ 255,688
Net income	—	—	—	29,319	—	—	29,319
Total other comprehensive income, net of taxes	—	—	—	—	215	—	215
Common stock cash dividends declared - $0.79 per share	—	—	—	(8,451)	—	—	(8,451)
Common shares issued through follow-on public offering, net of underwriting discounts and offering expenses [1]	2,990,000	2,990	67,248	—	—	—	70,238
Common stock issued to Riverview shareholders [2]	4,519,776	4,520	137,672	—	—	—	142,192
Repurchased stock (5,800 shares)	—	—	—	—	—	(128)	(128)
Employee Stock Purchase Plan	6,066	6	166	—	—	—	172
Director Stock Purchase Plan	4,771	5	130	—	—	—	135
Restricted stock activity	23,834	23	673	—	—	—	696
Balance, December 31, 2021	16,056,282	$ 16,056	$ 384,742	$ 91,043	$ 158	$ (1,923)	$ 490,076
Net income	—	—	—	54,806	—	—	54,806
Total other comprehensive loss, net of taxes	—	—	—	—	(19,374)	—	(19,374)
Common stock cash dividends declared - $0.80 per share	—	—	—	(12,735)	—	—	(12,735)
Riverview restricted stock [3]	—	—	776	—	—	—	776
Repurchased stock (109,891 shares)	—	—	—	—	—	(2,957)	(2,957)
Employee Stock Purchase Plan	7,152	7	193	—	—	—	200
Director Stock Purchase Plan	5,876	6	159	—	—	—	165
Restricted stock activity	25,176	25	1,117	—	—	—	1,142
Balance, December 31, 2022	16,094,486	$ 16,094	$ 386,987	$ 133,114	$ (19,216)	$ (4,880)	$ 512,099

(1) Shares issued in offering were net of expenses of $4.6 million.
(2) Shares issued on November 30, 2021 as a result of the acquisition of Riverview Financial Corporation ("Riverview"). See "Note 2 - Business Combinations", to the Consolidated Financial Statements for more information.
(3) Additionally, 2,500 shares of restricted stock were paid out in cash resulting in $776 thousand of cash consideration relating to stock awards.

The accompanying notes are an integral part of these Consolidated Financial Statements.

(In thousands)

		Years ended December 31,	
	2022	2021	2020
Operating Activities:			
Net Income	$ 54,806	$ 29,319	26,209
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	4,300	2,945	4,200
Depreciation	4,283	3,316	3,204
Amortization of intangibles	2,012	1,180	1,398
Net amortization of security discounts/premiums	729	636	782
Noncash operating lease expense	1,755	1,698	1,670
Operating right of use asset abandonment	—	1,348	—
Amortization of finance lease right of use asset	180	180	180
Loss (gain) on sales of investment securities	—	(79)	(467)
Earnings on cash surrender value of life insurance	(1,013)	(358)	(301)
Mortgage loans originated for sale	(138,611)	(316,849)	(356,158)
Proceeds from sales of mortgage loans originated for sale	149,257	341,155	348,756
Gain on sale of mortgage loans	(1,607)	(10,314)	(9,682)
SBA loans originated for sale	(5,310)	(10,890)	(6,487)
Proceeds from sales of SBA loans originated for sale	5,571	11,859	6,929
Gain on sale of SBA loans	(262)	(969)	(442)
(Gain) loss on disposal or write-down of property, plant, and equipment	(254)	(105)	242
(Gain) loss on sale or write-down of foreclosed assets	(133)	(25)	333
Gain on sale of bank premises and equipment held for sale	(797)	—	—
Write-off of bank premises and equipment held for sale	705	—	—
Accretion of subordinated debt	(555)	—	—
Stock compensation expense	1,142	696	414
Deferred income tax benefit	2,262	484	(1,367)
Fair value adjustment on equity investments	70	—	—
Loss on sale of premises and equipment held for sale	1,989	—	—
(Increase) decrease accrued interest receivable	(7,080)	3,562	(5,007)
Increase in other assets	(13,261)	(4,321)	(1,971)
Increase (decrease) in accrued interest payable	510	(655)	(201)
Decrease in operating lease liability	(3,136)	(1,781)	(1,714)
Increase in other liabilities	2,439	13,867	3,549
Net Cash Provided By Operating Activities	59,991	65,899	14,069
Investing Activities:			
Proceeds from the sale of available-for-sale securities	—	5,178	101,739
Proceeds from the maturity or call of available-for-sale securities	14,574	2,856	8,538
Purchases of available-for-sale securities	(213,976)	(65,192)	(78,542)
Proceeds from the maturity or call of held-to-maturity securities	14,942	42,416	107,583
Purchases of held-to-maturity securities	(85,664)	(243,987)	(100,029)
Stock dividends of FHLB and other bank stock	289	345	360
Reduction (purchases) of restricted investment in bank stock	530	324	(3,052)
Net cash (paid) received from acquisition	(901)	315,287	—
Net (increase) decrease in loans	(411,800)	115,367	(623,153)
Purchases of bank premises and equipment	(4,249)	(3,497)	(3,685)
Proceeds from the sale of premises and equipment	220	62	65
Proceeds from the sale of foreclosed assets	242	212	1,264
Net cash paid on branch sale	(18,918)	—	—
Net Cash (Used In) Provided by Investing Activities	(704,711)	169,371	(588,912)
Financing Activities:			
Net (decrease) increase in deposits	(202,607)	446,045	562,186
Proceeds from long-term debt	—	—	70,000

Common stock dividends paid		(12,735)	(8,872)	(6,504)
Proceeds from Employee and Director Stock Purchase Plan stock issuance		364	307	311
Proceeds from follow-on common stock public offering [1]		—	70,238	—
Treasury stock purchased		(2,957)	(128)	(1,795)
Riverview restricted stock [2]		776	—	—
Net change in finance lease liability		(90)	(87)	(83)
Net change in short-term borrowings		102,647	(125,617)	125,617
Long-term debt repayment		(76,771)	(258)	(27,705)
Subordinated debt redemption and trust preferred securities		(16,778)	(6,870)	(9,640)
Subordinated debt issuance		—	—	27,150
Net Cash (Used In) Provided By Financing Activities		(208,151)	374,758	739,537
Net (decrease) increase in cash and cash equivalents		(852,871)	610,028	164,694
Cash and cash equivalents, beginning of period		913,752	303,724	139,030
Cash and cash equivalents, end of period	$	60,881 $	913,752 $	303,724
Supplemental Disclosures of Cash Flow Information:				
Cash paid for interest	$	17,255 $	14,970 $	19,928
Cash paid for income taxes		7,552	6,950	7,740
Supplemental Noncash Disclosures:				
Recognition of operating lease right of use assets	$	— $	1,944 $	385
Recognition of operating lease liabilities		1,498	1,944	370
Obsolete Riverview asset write-off		705	—	—
Loans transferred to foreclosed assets held for sale		152	53	1,535
Common Stock issued to Riverview shareholders		—	4,520	—
Dividends declared and not paid before year-end		—	—	421
Carrying value of assets sold in branch sale		2,159	—	—
Liabilities assigned in branch sale		21,076	—	—
Fair value of assets acquired in business combination, excluding cash [3]		—	905,847	—
Goodwill recorded		—	50,995	—
Goodwill measurement period adjustment		36	0	—
Liabilities assumed in business combination		—	1,129,937	—

(1) Shares issued in offering were net of expenses of $4.6 million.

(2) Additionally, 2,500 shares of restricted stock were paid out in cash resulting in $776 thousand of cash consideration relating to stock awards.

(3) This disclosure includes the impact of the acquisition of Riverview Financial Corporation on November 30, 2021. See "Note 2 - Business Combinations" to the Consolidated Financial Statements for more information.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Mid Penn Bancorp, Inc. ("Mid Penn" or the "Corporation"), through operations conducted by Mid Penn Bank (the "Bank") and its nonbank subsidiaries, engages in a full-service commercial banking and trust business, making available to the community a wide range of financial services, including, but not limited to, mortgage and home equity loans, secured and unsecured commercial and consumer loans, lines of credit, construction financing, farm loans, community development loans, loans to non-profit entities and local government loans, and various types of time and demand deposits including but not limited to, checking accounts, savings accounts, clubs, money market deposit accounts, certificates of deposit, and IRAs. In addition, the Bank provides a full range of trust and wealth management services through its Trust Department. Deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") to the extent provided by law.

Mid Penn also provides wealth management services, through its nonbank subsidiary MPB Wealth Management, LLC, and fulfills the insurance needs of both existing and potential customers through MPB Risk Services, LLC, doing business as MPB Insurance and Risk Management.

The financial services are provided to individuals, partnerships, non-profit organizations, and corporations through its retail banking offices located in throughout Pennsylvania.

Basis of Presentation

For all periods presented, the accompanying Consolidated Financial Statements include the accounts of Mid Penn Bancorp, Inc., its wholly-owned subsidiary, Mid Penn Bank, and four nonbank subsidiaries, MPB Financial Services, LLC, which includes MPB Wealth Management, LLC and MPB Risk Services, LLC, and MPB Launchpad Fund I, LLC. As of December 31, 2022, the accounts and activities of these nonbank subsidiaries were not material to warrant separate disclosure or segment reporting. As a result, Mid Penn has only one reportable segment for financial reporting purposes. All material intercompany accounts and transactions have been eliminated in consolidation.

On November 30, 2021, Mid Penn completed its acquisition of Riverview Financial Corporation ("Riverview"), pursuant to the previously announced Agreement and Plan of Merger dated as of June 30, 2021. On November 30, 2021, Riverview was merged with and into Mid Penn, with Mid Penn being the surviving corporation ("Riverview Acquisition"). See "Note 2 - Business Combinations"*,* as well as the Corporation's Current Report on Form 8-K filed on December 1, 2021, for more information.

The comparability of Mid Penn's results of operations for the year ended December 31, 2022, compared to the years ended December 31, 2021 and 2020, in general, has been materially impacted by this acquisition, as further described in "Note 2 - Business Combinations", as well as events and legislation related to the Novel Coronavirus pandemic ("COVID-19") in 2021 and 2020. Certain amounts have been reclassified in the 2021 and 2020 Consolidated Financial Statements to conform to the 2022 presentation. Such reclassifications had no impact on net income or total shareholders' equity. In the opinion of management, all adjustments necessary for fair presentation of the periods presented have been reflected in the accompanying Consolidated Financial Statements. All such adjustments are of a normal, recurring nature.

Mid Penn has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

The accounting and reporting policies of Mid Penn conform with accounting principles generally accepted in the United States ("GAAP") and to general practice within the financial industry. Following is a description of the more significant accounting policies.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and

MID PENN BANCORP, INC.

liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Material estimates subject to significant change include the allowance for loan losses, the expected cash flows and collateral values associated with impaired loans, the carrying value of other real estate owned ("OREO"), the fair value of financial instruments, business combination fair value computations, the valuation of goodwill and other intangible assets, stock-based compensation and deferred income tax assets.

Significant Group of Concentrations of Credit Risk - Most of the Corporation's activities are with customers located within Pennsylvania. "Note 3 - Investment Securities" discusses the types of investment securities in which the Corporation invests. "Note 4 - Loans and Allowance for Loan Losses" discusses the types of lending that the Corporation engages in as well as loan concentrations. The Corporation does not have a significant concentration of credit risk with any one customer.

Fair Value Measurements - The Corporation uses estimates of fair value in applying various accounting standards for its consolidated financial statements on either a recurring or non-recurring basis. Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between willing and able market participants. The Corporation groups its assets and liabilities measured at fair value in three hierarchy levels, based on the observability and transparency of the inputs. These levels are as follows

> **Level 1** - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
> **Level 2** - Observable inputs other than level 1 inputs, including quoted prices for similar assets and liabilities, quoted prices for identical assets and liabilities in less active markets and other inputs that can be corroborated by observable market data; and
> **Level 3** - Unobservable inputs supported by limited or no market activity or data and inputs requiring significant management judgment or estimation; valuation techniques utilizing level 3 inputs include option pricing models, discounted cash flow models and similar techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. It is the Corporations's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in estimating fair value. Unobservable inputs are utilized in determining fair value estimates only to the extent that observable inputs are not available. The need to use unobservable inputs generally results from a lack of market liquidity and trading volume. Transfers between levels of fair value hierarchy are recorded at the end of the reporting period.

Cash and Cash Equivalents - For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, balances due from banks, and federal funds sold, all of which mature within ninety days.

Restrictions on Cash and Due from Bank Accounts - The Bank is required by banking regulations to maintain certain minimum cash reserves. As of both December 31, 2022 and 2021, there was no cash reserve balances required to be maintained at the Federal Reserve Bank of Philadelphia because the Bank had sufficient vault cash available.

Debt Investment Securities - Mid Penn determines the classification of investment securities at the time of purchase. If Mid Penn has the intent and the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity ("HTM"). HTM investment securities are stated at amortized cost. Debt securities Mid Penn does not intend to hold to maturity are classified as available for sale ("AFS") and carried at estimated fair value with unrealized gains or losses reported as a separate component of stockholders' equity in accumulated other comprehensive income (loss), net of applicable income taxes. Available for sale securities are a part of Mid Penn's asset/liability management strategy and may be sold in response to changes in interest rates, prepayment risk or other market factors. Management has elected to reclassify realized gains and losses from accumulated other comprehensive income when securities are sold on the trade date.

Interest income and dividends on securities are recognized in interest income on an accrual basis. Premiums and discounts on debt securities are amortized as an adjustment to interest income over the period to maturity of the related security using

MID PENN BANCORP, INC.

the effective interest method. Realized gains or losses on the sale of securities are determined using the specific identification method.

Mid Penn reviews investment securities for impairment on a quarterly basis or more frequently if events and circumstances warrant. In order to determine if a decline in fair value below amortized cost represents other-than-temporary impairment ("OTTI"), management considers several factors, including but not limited to, the length of time and extent to which the fair value has been less than the amortized cost basis, the financial condition and near-term prospects of the issuer (considering factors such as adverse conditions specific to the issuer and the security and ratings agency actions) and the Corporation's intent and ability to retain the investment in order to allow for an anticipated recovery in fair value.

Mid Penn recognizes OTTI of a debt security for which there has been a decline in fair value below amortized cost if (i) management intends to sell the security, (ii) it is more likely than not that Mid Penn will be required to sell the security before recovery of its amortized cost basis, or (iii) Mid Penn does not expect to recover the entire amortized cost basis of the security. The amount by which amortized cost exceeds the fair value of a debt security that is considered to have OTTI is separated into a component representing the credit loss, which is recognized in earnings, and a component related to all other factors, which is recognized in other comprehensive income (loss). The measurement of the credit loss component is equal to the difference between the debt security's amortized cost basis and the present value of its expected future cash flows discounted at the security's effective yield. If Mid Penn intends to sell the security, or if it is more likely than not it will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the entire difference between the amortized cost basis and fair value of the security.

Equity Securities - The Corporation reports its equity securities with readily determinable fair values at fair value on the Consolidated Balance Sheet, with realized and unrealized gains and losses reported in other expense on the Consolidated Statements of Income. As of December 31, 2022 and 2021, Mid Penn's equity securities consisted of Community Reinvestment Act funds totaling $430 thousand and $500 thousand, respectively. No equity securities were sold during the years ended December 31, 2022, 2021 and 2020.

Federal Home Loan Bank ("FHLB") and Atlantic Community Bankers' Bank ("ACBB") Stock - The Bank is a member of the FHLB and the ACBB and is required to maintain an investment in the stock of the FHLB and ACBB. No market exists for these stocks, and the Bank's investment can be liquidated only through redemption by the FHLB or ACBB, at the discretion of and subject to conditions imposed by the FHLB and ACBB. Historically, FHLB and ACBB stock redemptions have been at cost (par value), which equals the Corporation's carrying value. The Corporation monitors its investment in FHLB and ACBB stock for impairment through review of recent financial results of the FHLB and ACBB including capital adequacy and liquidity position, dividend payment history, redemption history and information from credit agencies. The Corporation has not identified any indicators of impairment of FHLB or ACBB stock. During the years ended December 31, 2022, 2021, and 2020 dividends received from the FHLB totaled $289 thousand, $345 thousand, and $360 thousand respectively.

Investment in Limited Partnership - Mid Penn is a limited partner in a partnership that provides low-income housing in Enola, Pennsylvania. The carrying value of Mid Penn's investment in the limited partnership was $58 thousand at December 31, 2022 and $102 thousand at December 31, 2021, net of amortization, using the straight-line method and is reported in other assets on the Consolidated Balance Sheets. Mid Penn's maximum exposure to loss is limited to the carrying value of its investment.

Mid Penn also owns a limited partnership interest in a low-income housing project to construct thirty-seven apartments and common amenities in Dauphin County, Pennsylvania. The total investment in this limited partnership, net of amortization, was $5.2 million and $6.0 million on December 31, 2022 and December 31, 2021, respectively, and was included in the reported balance of other assets on the Consolidated Balance Sheet. All of the units qualified for Federal Low-Income Housing Tax Credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment is $7.6 million, and the investment was fully funded within a three-year period beginning in 2018 and ending during the first quarter of 2021. The investment in the limited partnership is reported in other assets on the Consolidated Balance Sheet and is being amortized over a ten-year period using the cost amortization method which began upon commencement of operations of the facility in December 2019. The project was formally awarded $8.5 million in total LIHTCs by the Pennsylvania Housing Finance Agency, which will be recognized over the ten-year period from December 2019 through November 2029. Mid Penn received low-income housing tax credits related to this project of $853 thousand for both tax years ended December 31, 2022 and 2021 and $74 thousand for the tax year ended December 31, 2020.

MID PENN BANCORP, INC.

Loans Held for Sale - During the third quarter of 2021, the Corporation made the election to measure mortgage loans held for sale at fair value. Derivative financial instruments related to mortgage banking activities are also recorded at fair value, as detailed under the heading "Mortgage Banking Derivative Financial Instruments," below. The Corporation determines fair value for its mortgage loans held for sale based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured. Changes in fair values during the period are recorded as components of mortgage banking income on the Consolidated Statements of Income. Interest income earned on mortgage loans held for sale is classified in interest income on the Consolidated Statements of Income.

In periods prior to the third quarter of 2021, mortgage loans originated and intended for sale in the secondary market were included in loans held for sale and were reported at the lower of cost or fair value, as determined by the aggregate commitments from investors or current investor yield requirements. Gains and losses on sales of mortgage loans are included in noninterest income in the Consolidated Statements of Income.

Loans - Loans that management has the intent and ability to hold for the foreseeable future are reported at their outstanding principal balances, net of an allowance for loan losses, unamortized deferred fees and costs and unamortized premiums or discounts. The net amount of nonrefundable loan origination fees and certain direct costs associated with the lending process are deferred and amortized to interest income over the contractual lives of the loans using methods which approximate the level yield method. Discounts and premiums are amortized or accreted to interest income over the estimated term of the loans using methods that approximate the level yield method. Interest income on loans is accrued based on the unpaid principal balance outstanding and the contractual terms of the loan agreements.

A substantial portion of the loan portfolio is comprised of commercial and real estate loans throughout Pennsylvania. The ability of the Corporation's debtors to honor their contracts is dependent upon the general economic conditions of this area.

The loan portfolio is segmented into commercial and industrial loans, commercial real estate loans, commercial real estate – construction loans, residential mortgage loans, home equity loans and consumer loans. Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to repay the loan through operating profitably and effectively growing its business. The Corporation's management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the credit quality and cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee to add strength to the credit and reduce the risk on a transaction to an acceptable level; however, some short-term loans may be made on an unsecured basis to the most credit worthy borrowers. Commercial loans also include loans originated under the Paycheck Protection Program ("PPP"). These loans are underwritten and originated in accordance with program guidelines.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan.

With respect to loans to developers and builders, the Corporation generally requires the borrower to have a proven record of success and an expertise in the building industry. Commercial real estate - construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Commercial real estate - construction loans are generally based upon estimates of costs and value associated with the complete project. These estimates may be inaccurate. Commercial real estate - construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project.

The Corporation's non-real estate consumer loans are based on the borrower's proven earning capacity over the term of the loan. The Corporation monitors payment performance periodically for consumer loans to identify any deterioration in the borrower's financial strength. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as needed, jointly by management and staff. This activity, coupled with a relatively small volume of consumer loans, minimizes risk.

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Acquired Loans - Loans that Mid Penn acquires in connection with business combinations are recorded at fair value with no carryover of predecessor institutions' related allowance for loan losses. The balance of loans acquired at fair value and included in the balance of loans, net of unearned interest, on the Consolidated Balance Sheets totaled $768.5 million and $1.0 billion as of December 31, 2022 and December 31, 2021, respectively. Determining the fair value of acquired loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest.

Loans acquired with credit deterioration are accounted for under ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality*. For these loans, the excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized into interest income over the remaining life of the loan. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable discount. The nonaccretable discount includes estimated future credit losses expected to be incurred over the life of the loan. Subsequent decreases to the expected cash flows will require Mid Penn to evaluate the need for an additional allowance. Subsequent improvement in expected cash flows will result in the reversal of a corresponding amount of the nonaccretable discount which Mid Penn will then reclassify as accretable discount that will be recognized into interest income over the remaining life of the loan.

Loans acquired through business combinations that meet the specific criteria of ASC 310-30 are individually evaluated each period to analyze expected cash flows. To the extent that the expected cash flows of a loan have decreased due to credit deterioration, Mid Penn establishes an allowance.

Loans acquired through business combinations that do not meet the specific criteria of ASC 310-30 are accounted for under ASC 310-20. These loans are initially recorded at fair value and include credit and interest rate marks associated with acquisition accounting adjustments. Purchase premiums or discounts are subsequently amortized as an adjustment to yield, using the level yield method, over the estimated contractual lives of the loans. There is no allowance for loan losses established at the acquisition date for acquired performing loans. An allowance for loan losses is recorded for any credit deterioration in these loans subsequent to acquisition.

Acquired loans that met the criteria for impaired or non-accrual of interest prior to the acquisition may be considered performing upon acquisition, regardless of whether the customer is contractually delinquent, if Mid Penn expects to fully collect the new carrying value (i.e. fair value) of the loans established at the time of acquisition. As such, Mid Penn may no longer consider the loan to be non-accrual or non-performing at the date of acquisition and may accrue interest on these loans, including the impact of any accretable discount. In addition, charge-offs on such loans would be first applied to the nonaccretable difference portion of the fair value adjustment.

Non-accrual Loans - The Corporation classifies loans as past due when the payment of principal or interest is greater than 30 days delinquent based on the contractual next payment due date. The Corporation's policies related to when loans are placed on non-accrual status conform to guidelines prescribed by regulatory authorities. Loans are placed on non-accrual status when it is probable that principal or interest is not fully collectible, or generally when principal or interest becomes 90 days past due, whichever occurs first. When loans are placed on non-accrual status, interest receivable is reversed against interest income in the current period and amortization of any discount ceases. Interest payments received thereafter are applied as a reduction to the remaining principal balance unless management believes that the ultimate collection of the principal is likely, in which case payments are recognized in earnings on a cash basis. Loans are removed from non-accrual status when they become current as to both principal and interest and the collectability of principal and interest is no longer doubtful.

Generally, a non-accrual loan that is restructured remains on non-accrual for a reasonable period of time (generally, at least nine consecutive months) to demonstrate the borrower can meet the restructured terms. However, performance prior to the restructuring, or significant events that coincide with the restructuring, are considered in assessing whether the borrower can meet the new terms and may result in the loan being returned to accrual status after a shorter performance period. If the borrower's ability to meet the revised payment schedule is not reasonably assured, the loan remains classified as a non-accrual loan.

Troubled Debt Restructuring ("TDR") - In certain situations, due to economic or legal reasons related to a borrower's financial difficulties, the Corporation may grant a concession to the borrower for other than an insignificant period of time that it would not otherwise consider. At that time, the related loan is classified as a TDR and considered impaired. The concessions granted may include rate reductions, principal forgiveness, payment forbearance, extensions of maturity at rates of interest below those commensurate with the risk profile of the borrower, and other actions intended to minimize economic loss. A troubled debt restructured loan is generally placed on non-accrual status at the time of the modification unless the borrower has no history of missed payments for six months prior to the restructuring. If the borrower performs pursuant to the modified loan terms for at least six months and the remaining loan balance is considered collectible, the loan is returned to accrual status.

Section 4013 of the CARES Act provides financial institutions the opportunity to opt out of applying the TDR accounting guidance in ASC 310-40 for certain loan modifications. Loan modifications made between March 1, 2020 and the earlier of (i) 60 days after the end of the national emergency proclamation or (ii) December 31, 2020. Section 541 of the Consolidated Appropriations Act of 2021, amended Section 4013 of the CARES Act to extend this relief to the earlier of (i) 60 days after the end of the national emergency proclamation or (ii) January 1, 2022.

Impaired Loans - Loans are considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due, according to the contractual terms of the loan agreements. All impaired loans are reviewed individually for specific reserves on a monthly basis.

Allowance for Loan Losses - The allowance for credit losses consists of the allowance for loan losses ("allowance"), and the reserve for unfunded lending commitments. The allowance represents management's estimate of losses inherent in the loan portfolio as of the balance sheet date and is recorded as a reduction to loans. The reserve for unfunded lending commitments represents management's estimate of losses inherent in its unfunded loan commitments and is recorded in other liabilities on the Consolidated Balance Sheet. The reserve for unfunded lending commitments was $85 thousand and $72 thousand at December 31, 2022 and 2021, respectively.

The allowance is increased by the provision for loan losses, and decreased by charge-offs, net of recoveries. Loans deemed to be uncollectible are charged off to the allowance, and subsequent recoveries, if any, are credited to the allowance. All, or part, of the principal balance of loans are charged off to the allowance as soon as it is determined that the repayment of all, or part, of the principal balance is highly unlikely. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, or earlier in the event of bankruptcy or if there is an amount deemed uncollectible. Because all identified losses are immediately charged off, no portion of the allowance for loan losses is restricted to any individual loan or groups of loans, and the entire allowance is available to absorb any and all loan losses.

The allowance is maintained at a level considered by management to be adequate to provide for losses that can be reasonably anticipated. Management performs a monthly evaluation of the adequacy of the allowance. The allowance is based on Mid Penn's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as impaired. For loans that are classified as impaired, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan is lower than the carrying value of that loan.

The general component covers pools of loans by loan class including commercial loans not considered impaired, as well as smaller balance homogeneous loans, such as residential real estate, home equity and other consumer loans. These pools of loans are evaluated for loss exposure based upon historical loss rates for each of these categories of loans, adjusted for qualitative factors. These qualitative risk factors include changes in economic conditions, fluctuations in loan quality measures, changes in collateral values, changes in the experience of the lending staff and loan review systems, changes in lending policies and procedures (including underwriting standards), changes in the mix and volume of loans originated, the effect of other external factors, such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing loan portfolio, shifting industry or portfolio concentrations, and other relevant factors.

Each factor is assigned a value to reflect improving, stable or declining conditions based on management's best judgment using relevant information available at the time of the evaluation. Adjustments to the factors are supported through documentation of changes in conditions and a narrative accompanying the allowance for loan loss calculation.

The unallocated component of the allowance for loan losses covers several considerations that are not specifically measurable through either the specific and general components. The unallocated component allocation recognizes the inherent imprecision in our allowance for loan loss methodology, or any alternative methodology, for estimating specific and general loan losses, including the unpredictable timing and amounts of charge-offs, the fact that historical loss averages don't necessarily correlate to future loss trends, and unexpected changes to specific-credit or general portfolio future cash flows and collateral values which could negatively impact unimpaired portfolio loss factors.

Mid Penn evaluates loans for charge-off on a monthly basis. Policies that govern the recommendation for charge-off are unique to the type of loan being considered. Commercial loans classified as substandard non-accrual, doubtful, having probable loss will first have a collateral evaluation completed in accordance with the guidance on impaired loans. Once the collateral evaluation has been completed, a specific allocation of allowance is made based upon the results of the evaluation. The remaining balance remains a non-performing loan with the original terms and interest rate intact (not restructured). In the event the loan is unsecured, the loan would have been charged-off at the recognition of impairment. Commercial real estate loans determined to be impaired will also have an initial collateral evaluation completed in accordance with the guidance on impaired loans. An updated real estate valuation is ordered and the collateral evaluation is modified to reflect any variations in value. A specific allocation of allowance is made for any anticipated collateral shortfall. The remaining balance remains a non-performing loan with the original terms and interest rate intact (not restructured). The process of charging off a residential mortgage loan begins when a loan becomes delinquent for 90 days and is not in the process of collection. The existing appraisal is reviewed and a lien search is obtained to determine lien position and any instances of intervening liens. A new appraisal of the property will be ordered if deemed necessary by management, and a collateral evaluation is completed. The loan will then be charged down to the value indicated in the evaluation. Non-residential consumer loans are generally charged off no later than 120 days past due on a contractual basis, or earlier in the event of either bankruptcy or if there is an amount deemed uncollectible. The collateral shortfall of the consumer loan is recommended for charge-off at this point.

As noted above, Mid Penn assesses a specific allocation for commercial loans and commercial real estate loans. The remaining balance remains a non-performing loan with the original terms and interest rate intact (not restructured). In addition, Mid Penn takes a preemptive step when any commercial loan becomes classified under its internal classification system. A preliminary collateral evaluation, in accordance with the guidance on impaired loans, is prepared using the existing collateral information in the loan file. This process allows Mid Penn to review both the credit and documentation files to determine the status of the information needed to make a collateral evaluation. This collateral evaluation is preliminary, but allows Mid Penn to determine if any potential collateral shortfalls exist.

It is Mid Penn's policy to obtain updated third-party collateral valuations on all impaired loans secured by real estate as soon as practically possible following the credit being classified as substandard non-accrual. Prior to receipt of the updated real estate valuation, Mid Penn will use any existing real estate valuation to determine any potential allowance issues; however, no allowance recommendation will be made until such time Mid Penn is in receipt of the updated valuation. The Asset Recovery department employs an electronic tracking system to monitor the receipt of and need for updated appraisals. To date, there have been no material time lapses noted with the above processes.

In some instances, Mid Penn is not holding real estate as collateral and is relying on business assets (personal property) for repayment. In these circumstances, a collateral inspection is performed by Mid Penn personnel to determine an estimated value. The value is based on net book value, as provided by the financial statements, and discounted accordingly based on determinations made by management. Occasionally, Mid Penn will employ an outside service to provide a fair estimate of value based on auction sales or private sales. Management reviews the estimates of these third parties and discounts them accordingly based on management's judgment, if deemed necessary.

For impaired loans with no valuation allowance required, the independent third-party market valuations on the subject property obtained by Mid Penn as soon as practically possible following the credit being placed on non-accrual status sometimes indicates that the loan-to-value ratio is sufficient to obviate the need for a specific allocation in spite of significant deterioration in real estate values in Mid Penn's primary market area. These circumstances are determined on a case-by-case analysis of the impaired loans.

Mid Penn actively monitors the values of collateral on impaired loans. This monitoring may require the modification of collateral values over time or changing circumstances by some factor, either positive or negative, from the original values. All collateral values will be assessed by management at least every twelve months for revaluation by an independent third party.

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Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, Mid Penn does not separately identify individual residential mortgage loans, home equity loans and other consumer loans for impairment disclosures, unless such loans are the subject of a troubled debt restructuring agreement.

The allowance calculation methodology includes segregation of loan classes into risk rating categories. The borrower's overall financial condition, repayment sources, guarantors, and value of collateral, if appropriate, are evaluated annually for commercial loans or when credit deficiencies arise, such as delinquent loan payments. Credit quality risk ratings include regulatory classifications of special mention, substandard, doubtful, and loss. Loans criticized as special mention have potential weaknesses that deserve management's close attention. If uncorrected, the potential weaknesses may result in deterioration of the repayment prospects. Loans classified substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They include loans that are inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified doubtful have all the weaknesses inherent in loans classified substandard with the added characteristic that collection or liquidation in full, on the basis of current conditions and facts, is highly improbable. Loans classified as a loss are considered uncollectible and are charged to the allowance for loan losses. Any loans not classified as noted above are rated pass.

In addition, federal and state regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination, which may not be currently available to management. Based on management's comprehensive analysis of the loan portfolio, management believes the current level of the allowance for loan losses is adequate.

Premises and Equipment - Land is carried at cost. Buildings, furniture, fixtures, equipment, land improvements, and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Building assets are depreciated using an estimated useful life of five to fifty years. Furniture, fixtures, and equipment are depreciated using an estimated useful life of three to ten years. Land improvements are depreciated over an estimated useful life of ten to twenty years. Leasehold improvements are depreciated using an estimated useful life that is the lesser of the remaining life of the lease or ten to fifteen years. Maintenance and normal repairs are charged to expense when incurred, while major additions and improvements are capitalized. Gains and losses on disposals are reflected in current operations.

The Corporation reviews the carrying value of long-lived assets and certain identifiable intangibles for impairment whenever events and changes in circumstances indicate that the carrying amount of an asset may not be recoverable, as prescribed by ASC Topic 360, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Bank Premises and Equipment Held For Sale - Bank premises and equipment designated as held for sale are carried at the lower of cost or market value, and totaled $1.3 million and $3.9 million at December 31, 2022 and 2021, respectively. The balance at December 31, 2021 related to the December 7, 2021 announcement of a Retail Network Optimization Plan pursuant to which the Bank announced its intention to close certain retail locations throughout its expanded footprint. The branch closures occurred on about March 4, 2022. As of December 31, 2022, three properties remained for sale.

Foreclosed Assets Held for Sale - Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at their fair value less estimated disposition costs. When such assets are acquired, any shortfall between the loan carrying value and the estimated fair value of the underlying collateral less disposition costs is recorded as an adjustment to the allowance for loan losses while any excess is recognized in income. The Corporation periodically performs a valuation of the property held; any excess of carrying value over fair value less disposition costs is charged to earnings as impairment. Routine maintenance and real estate taxes are expensed as incurred.

Bank-Owned Life Insurance ("BOLI") - Mid Penn is the owner and beneficiary of BOLI policies on current and former Mid Penn directors, as well as BOLI policies acquired through the Phoenix, First Priority and Riverview acquisitions covering certain former Miners Bank, First Priority, and Riverview employees. These policies are recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement, if applicable. Increases in the cash surrender value of these policies

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are included in noninterest income in the Consolidated Statements of Income. The Corporation's BOLI policies are invested in general account and hybrid account products that have been underwritten by highly-rated third party insurance carriers.

Mid Penn is also party to certain Split-Dollar Life Insurance Arrangements, and in accordance with GAAP, has accrued a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement, and a liability for the future death benefit.

Goodwill and Other Intangible Assets - Goodwill represents the excess of the purchase price over the underlying fair value of merged entities. We assess goodwill for impairment annually as of October 31 of each year. The Corporation has one reporting unit, community banking, which includes the Bank, the Corporation's wholly-owned banking subsidiary. If certain events occur which indicate goodwill might be impaired between annual tests, goodwill must be tested when such events occur. In making this assessment, we consider a number of factors including operating results, business plans, economic projections, anticipated future cash flows, current market data, etc. There are inherent uncertainties related to these factors and our judgment in applying them to the analysis of goodwill impairment. Changes in economic and operating conditions could result in goodwill impairment in future periods. The Bank did not identify any impairment on its outstanding goodwill from its most recent testing, which was performed as of October 31, 2022.

Core deposit intangible ("CDI") is a measure of the value of checking and savings deposits acquired in business combinations. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding relative to an alternative source of funding. CDI is amortized over the estimated useful lives of the existing deposit relationships acquired, but does not exceed ten years. Significantly all CDI is amortized using the sum of the years digits method.

Customer list intangibles are a measure of the the inherent value of certain customer arrangements acquired in business combinations. The fair value of the customer list is based on the income approach which employs a present value analysis, which calculates the expected after-tax cash flow benefits of the net revenues generated by the acquired customers over the expected life of the acquired customers, discounted at a long-term market-oriented after-tax rate of return on investment. The value assigned to the acquired customers represents the future economic benefit from acquiring the customers (net of operating expenses). The customer list is amortized over a 20-year projection period, a sufficient time to capture the economic value of the customer list given an assumed customer attrition rate.

The Corporation evaluates such identifiable intangibles for impairment when events and circumstances indicate that its carrying amount may not be recoverable. If an impairment loss is determined to exist, the loss is reflected as an impairment charge in the Consolidated Statements of Income for the period in which such impairment is identified. No impairment charges were required for the years ended December 31, 2022, 2021, or 2020.

Leases - Mid Penn leases certain premises and equipment and recognizes a right-of-use ("ROU") asset and a related lease liability for each distinct lease agreement. The lease ROU asset consists of the amount of the initial measurement of the lease liability, adjusted for any lease payments made to the lessor at or before the commencement date, minus any lease incentives received, and any initial direct costs incurred by the lessee (defined as costs of a lease that would not have been incurred had the lease not been executed). The related lease liability is equal to the present value of the future lease payments, discounted using the rate implicit in the lease (or if that rate cannot be readily determined, the lessee's incremental borrowing rate). Given that the rate implicit in the lease is rarely available, all lease liability amounts are calculated using Mid Penn's incremental borrowing rate at lease inception, on a collateralized basis, for a similar term. For operating leases existing prior to January 1, 2019, the rate for the remaining lease term as of January 1, 2019 was used.

Operating and finance lease ROU assets, as well as operating lease liabilities, are presented as separate line items on the Consolidated Balance Sheet, while finance lease liabilities are classified as a component of long-term debt.

Operating lease expense, recognized as a component of occupancy expense on the Consolidated Statements of Income, consists of a single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. Operating lease expense also includes variable lease payments not included in the lease liability, and any impairment of the ROU asset. Finance lease expense consists of the amortization of the ROU asset, recognized as a component of occupancy expense and interest expense on the lease liability, which is recorded as a component of other interest expense, both on the Consolidated Statements of Income.

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In assessing whether a contract contains a lease, Mid Penn reviews third-party agreements to determine if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration, and grants Mid Penn the right to both obtain substantially all of the economic benefits from the identified asset's use and the direct the use of the identified asset throughout the term of the agreement.

Upon identification that a lease agreement exists, Mid Penn performs an assessment of the consideration to be paid related to the identified asset and quantifies both the lease components, consisting of consideration paid to transfer a good or service to Mid Penn and non-lease components, consisting of consideration paid for distinct elements of the contract that are not related to securing the use of the leased asset, such as property taxes, common area maintenance, utilities, and insurance.

Many of Mid Penn's lease agreements include options to extend or renew contracts subsequent to the expiration of the initial lease term. Additionally, for leases that contain escalation clauses related to consumer or other price indices, Mid Penn includes the known lease payment amount as of the commencement date in the calculation of ROU assets and related lease liabilities. Subsequent increases in rental payments over the known amount at the commencement date due to increase in the indices will be expensed as incurred.

None of Mid Penn's lease agreements include residual value guarantees or material variable lease payments. Mid Penn does not have material restrictions or covenants imposed by leases that would impact Mid Penn's ability to pay dividends or cause Mid Penn to incur additional financial obligations.

Comprehensive Income - Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes changes in unrealized gains and losses on securities available for sale arising during the period and reclassification adjustments for realized gains and losses on securities available for sale included in net income. Mid Penn has an unfunded noncontributory defined benefit plan for directors and other postretirement benefit plans covering full-time employees. These plans utilize assumptions and methods to calculate the fair value of plan assets and recognizing the overfunded and underfunded status of the plans on its Consolidated Balance Sheet. Gains and losses, prior service costs and credits are recognized in other comprehensive income (loss), net of tax, until they are amortized, or immediately upon curtailment.

Trust Assets and Income - Assets held by the Bank in a fiduciary or agency capacity for customers of the trust department of the Bank are not included in the Consolidated Financial Statements since such items are not assets of the Bank. Most trust income is recognized on the cash basis, which is not materially different than if it were reported on the accrual basis.

Revenue Recognition - Mid Penn recognizes revenue when earned based upon contractual terms, as transactions occur, or as related services are provided and collectability is reasonably assured. The largest source of revenue for Mid Penn is interest income. Noninterest income is earned from various banking and financial services that Mid Penn offers through its subsidiaries. In certain circumstances, noninterest income is reported net of associated expenses. Following is further detail on the various types of noninterest income Mid Penn earns and when it it recognized:

> Interest Income - primarily recognized on an accrual basis according to loan agreements, investment securities contracts or other such written contracts.

> Income from Fiduciary and Wealth Management Activities - consists of trust, wealth management, and investment management fee income, brokerage transaction fee income, and estate fee income. Trust, wealth management, and investment management fee income consists of advisory fees that are typically based on market values of clients' managed portfolios and transaction fees for fiduciary services performed, both of which are recognized as earned. Brokerage transaction fee income includes advisory fees, which are recognized as earned on a monthly basis and transaction fees that are recognized when transactions occur. Payment is typically received in the following month. Estate fee income is recognized as services are performed over the service period, generally eighteen months.

> ATM Debit Card Interchange Income - consists interchange fees earned when Mid Penn's debit cards are processed through card payments networks. The interchange fee is calculated as a percentage of the total electronic funds transfer ("EFT") transaction plus a per-transaction fee, which varies based on the type of card

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used, the method used to process the EFT transaction, and the type of business at which the transaction was processed. Revenue is recognized daily as transactions occur and interchange fees are subsequently processed. Payment for interchange activity is received primarily daily, while some fees are aggregated and payment is received in the following month.

Service Charges on Deposits - consist of cash management, overdraft, non-sufficient fund fees and other service charges on deposit accounts. Revenue is primarily transactional and recognized when earned, which is at the time the respective initiating transaction occurs and the related service charge is subsequently processed. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to the customers' accounts.

Mortgage Banking Income - consists of gains or losses on the sale of residential mortgage loans and is recognized when the sale is completed.

Mortgage Hedging Income - relates to the changes in fair value of interest rate locks, forward mortgage loan sales commitments and hedging instruments on forward sales commitments.

Other Income - includes credit card royalties, check orders, letter of credit fees and merchant services income. These fees are primarily transactional, and revenue is recognized when transactions occur and the related services are subsequently processed. Payment is primarily received immediately or in the following month.

Mid Penn does not exercise significant judgements in the recognition of income, as typically income is not recognized until the performance obligation has been satisfied.

Income Taxes - Income tax expense is determined using the asset and liability method and consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. Changes in tax rates on deferred tax assets and liabilities are recognized in income in the period that includes the enactment date.

A valuation allowance is established for deferred tax assets when management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. In making such determinations, the Corporation considers all available positive and negative evidence that may impact the realization of deferred tax assets. These considerations include future reversals of existing taxable temporary differences, projected future taxable income, and available tax planning strategies.

The Corporation files a consolidated federal income tax return including the results of its wholly-owned subsidiaries. The Corporation estimates income taxes payable based on the amount it expects to owe the various tax authorities (i.e., federal and state). Income taxes represent the net estimated amount due to, or to be received from, such tax authorities. In estimating income taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of the Corporation's tax position. Although the Corporation uses the best available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing its overall tax position.

An uncertain tax position is recognized only if it is more-likely-than-not to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. The amount of tax benefit recognized in the financial statements is the largest amount of benefit that is more than fifty percent likely to be sustained upon ultimate settlement of the uncertain tax position. If the initial assessment fails to result in recognition of a tax benefit, the Corporation subsequently recognizes a tax benefit if there are changes in tax law or case law that raise the likelihood of prevailing on the technical merits of the position to more-likely-than-not, the statute of limitations expires, or there is a completion of an examination resulting in a settlement of that tax year or position with the appropriate agency. The Corporation's policy is to classify interest and penalties associated with income taxes within other expenses.

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The Corporation is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Management believes it is no longer subject to income tax examinations for years prior to 2019.

Off-Balance Sheet Arrangements - The Corporation enters into contractual loan commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Since a portion of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Substantially all of the commitments to extend credit are contingent upon customers maintaining specific credit standards until the time of loan funding. The Corporation decreases its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Standby letters of credit are written conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Corporation would be required to fund the commitment. The maximum potential amount of future payments the Corporation could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the Corporation would be entitled to seek recovery from the customer. The Corporation's policies generally require that standby letter of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Earnings per Common Share - The Corporation presents basic and diluted earnings per common share ("EPS") data for its common stock. Basic EPS is calculated by dividing the net income attributable to shareholders of the Corporation by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares of common stock outstanding adjusted for the effects of all dilutive potential common shares comprised of restricted stock awards.

Treasury Stock - Common stock held in treasury is accounted for using the cost method, which treats stock held in treasury as a reduction to total stockholders' equity. The shares may be purchased in the open market or in privately negotiated transactions from time to time depending upon the market conditions and other factors over a one-year period or such longer period of time as may be necessary to complete such repurchases.

Derivative Financial Instruments

Loan-level Interest Rate Swaps - The Corporation offers certain derivative products directly to qualified commercial lending clients seeking to manage their interest rate risk. The Corporation economically hedges interest rate swap transactions to execute with commercial lending clients by entering into offsetting interest rate swap transactions with institutional derivatives market participants. Derivative transactions executed as part of this program are not designed as qualifying hedging relationships and are, therefore, carried at fair value with the change in fair value recorded as noninterest income. Because these derivatives have mirror-image contractual terms, in additional to collateral provisions which mitigate the impact of non-performance risk, the changes in fair value are expected to substantially offset.

Mortgage Banking Derivative Financial Instruments - During the third quarter of 2021, Mid Penn began using mortgage banking derivative financial instruments as part of our overall strategy to manage exposure to market risk within our mortgage banking operations, primarily due to fluctuations in interest rates, and to reduce the risk of price volatility of loans in the commitment phase.

In connection with its mortgage banking activities, Mid Penn enters into interest rate lock commitments ("IRLCs") to extend credit to a mortgage applicant within a specified period of time, provided certain specified terms and conditions are met, and with both the interest rate and the maximum loan amount set prior to funding. This loan commitment binds Mid Penn (subject to approval of the loan) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. Outstanding IRLCs may expose Mid Penn to the risk that the price of the mortgage loans underlying the commitments may decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The IRLC does not contractually obligate the borrower to close the loan, regardless of whether Mid Penn approves the loan.

Mid Penn originates all mortgage loans with the intention that the loans will be held for sale in the secondary market. Mid Penn enters into forward mortgage loan sales commitments shortly after extending an IRLC to the borrower to mitigate interest rate risk related to the IRLC for mortgage loans originated for sale. Mid Penn enters into mortgage loan sales commitments as either a mandatory commitment, meaning that the loan must be delivered at an agreed-upon price within a specified timeframe, or a best-effort commitment, meaning that the loan will be delivered if and when it closes, with a price that is typically less favorable than a mandatory commitment and often with a large markup. If a mandatory commitment is not delivered within the agreed-upon timeframe or price point, Mid Penn would likely be required to "pair out" of the commitment and may be subject to a pair-off fee. In addition, Mid Penn enters into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale.

Mandatory forward loan sales commitments are accounted for as freestanding derivative instruments and are carried at fair value equal to the amount required to settle the commitment as of the reporting date based on the underlying mortgage loans and the probability of commitments being exercised. Gross derivative assets and liabilities are recorded within other assets and other liabilities on the Consolidated Balance Sheet, with changes in fair value during the period recorded in other noninterest income in the Consolidated Statements of Income.

Best effort forward sales commitments are financial instruments which are carried at fair value under ASC 825 – Financial Instruments. Fair value is estimated as the amount required to settle the commitment as of the reporting date, which is based on the underlying mortgage loans and the probability of commitments being exercised. Gross derivative assets and liabilities are recorded within other assets and other liabilities on the Consolidated Balance Sheet, with changes in fair value during the period in other noninterest income in the Consolidated Statements of Income.

Recent Accounting Pronouncements

Accounting Standards Adopted

ASU No. 2020-04: The FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.*

The ASU provides optional guidance to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. Specifically, the guidance permits an entity, when certain criteria are met, to consider amendments to contracts made to comply with reference rate reform to meet the definition of a modification under GAAP. It further allows hedge accounting to be maintained and a one-time transfer or sale of qualifying HTM securities. The expedients and exceptions provided by the amendments were permitted to be adopted any time through December 31, 2022 and do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for certain optional expedients elected for certain hedging relationships existing as of December 31, 2022. The Corporation applied the guidance during 2022 to any contract modifications made due to reference rate reform.

ASU No. 2022-06: The FASB issued ASU 2022-06, *Reference Rate Reform (Topic 848): Deferral of Sunset Date of topic 848.*

This update extends the sunset provision date of "ASU 2020-04" to December 31, 2024. ASU 2022-06 became effective for the Corporation upon issuance of ASU 2022-06. The Corporation does not expect ASU 2022-06 to have a material impact on its Consolidated Financial Statements.

Accounting Standards Pending Adoption

ASU 2016-13: The FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,* as further amended.

The ASU requires credit losses on most financial assets measured at amortized cost and certain other instruments to be measured using an expected credit loss model, referred to as the current expected credit loss model ("CECL"). Under this model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications unless reasonable expectation of a troubled debt restructuring exists) from the date of initial recognition of that instrument.

MID PENN BANCORP, INC.

The ASU also replaces the current accounting model for purchased credit impaired loans and debt securities. The allowance for purchased financial assets with a more-than insignificant amount of credit deterioration since origination ("PCD assets") should be determined in a similar manner to other financial assets measured on an amortized cost basis. However, upon initial recognition, the allowance is added to the purchase price to determine the initial amortized cost basis, referred to as the gross up approach. The subsequent accounting for PCD assets is the same expected loss model described above.

Further, the ASU made certain targeted amendments to the existing impairment model for available-for-sale ("AFS") debt securities. For an AFS debt security for which there is neither the intent nor a more-likely-than-not requirement to sell, an entity will record credit losses as an allowance rather than a write-down of the amortized cost basis. Certain incremental disclosures are required.

Subsequently, the FASB issued ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, and ASU 2019-11 and ASU 2020-02 to clarify, improve, or defer the adoption of ASU 2016-13. In October 2019, the FASB issued ASU 2019-10 which deferred the implementation date of ASU 2016-13 for smaller reporting companies ("SRCs") until January 1, 2023. Mid Penn qualified as an SRC as of the date this guidance was issued; therefore, Mid Penn adopted this ASU effective January 1, 2023.

Mid Penn is continuing to validate the Corporation's CECL model and methodologies but expects an increase to the allowance for credit losses, which includes the reserves for unfunded commitments, as a result of the adoption of CECL. Based on current estimates, management estimates that this increase will be no greater than 200% of the total credit loss reserve as of December 31, 2022. This estimate is subject to change based on continuing refinement and validation of the model and methodologies.

ASU No. 2022-02: The FASB issued ASU 2022-02, *Financial Instruments—Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures.*

This ASU eliminates the TDR recognition and measurement guidance and, instead, requires that an entity evaluate (consistent with the accounting for other loan modifications) whether a modification represents a new loan or a continuation of an existing loan. In addition, this ASU enhances existing disclosure requirements and introduces new requirements related to certain modifications of receivables made to borrowers experiencing financial difficulty.

For public business entities, this ASU requires that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investment in leases within the scope of Subtopic 326-20. Gross write-off information must be included in the vintage disclosures required for public business entities in accordance with paragraph 326-20-50-6, which requires that an entity disclose the amortized cost basis of financing receivables by credit quality indicator and class of financing receivable by year of origination.

For entities that have adopted the amendments in update 2016-13, the amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. For entities that have not yet adopted the amendments in update 2016-13, the effective dates for the amendments in this update are the same as the effective dates in Update 2016-13. The Corporation adopted this ASU effective January 1, 2023.

Note 2 - Business Combinations

Riverview Financial Corporation Acquisition ("Riverview Acquisition")

On November 30, 2021, Mid Penn completed its acquisition of Riverview through the merger of Riverview with and into Mid Penn. In connection with this acquisition, Riverview Bank, Riverview's wholly-owned bank subsidiary, merged with and into Mid Penn Bank.

Pursuant to the merger agreement, shareholders of Riverview common stock received, for each share of Riverview common stock held at the effective time of the merger, 0.4833 shares of Mid Penn common stock as merger consideration with an acquisition date fair value of $142.2 million based on the closing stock price of Mid Penn's common stock on November 30, 2021 of $31.46. This exchange ratio did not change as a result of changes in the Mid Penn share price. Additionally, outstanding options at the time of the merger were converted into the right to receive an amount in cash equal to the product obtained by multiplying the aggregate number of shares of Riverview common stock that were issuable upon exercise of each option outstanding, and the closing sale price of Mid Penn's common stock on the fifth (5th) business day prior to the merger closing date multiplied by the exchange ratio, less the per share exercise price of each option

MID PENN BANCORP, INC.

outstanding, without interest. There were 172,964 options outstanding to purchase Riverview common stock and the closing price of Mid Penn common stock was at $30.76 per share on the fifth business day prior to the merger closing date. Additionally, 2,500 shares of restricted stock were paid out in cash, resulting in $776 thousand of cash consideration relating to stock awards. Including $16 thousand of cash paid in lieu of fractional shares, the total fair value of consideration paid was $143.0 million.

The assets and liabilities of Riverview were recorded on the Consolidated Balance Sheets of Mid Penn at their estimated fair value as of November 30, 2021, and their results of operations have been included in the Consolidated Income Statement of the Corporation since such date. Riverview has been fully integrated into Mid Penn; therefore, the amount of revenue and earnings of Riverview included in the Consolidated Income Statement since the acquisition date is impracticable to provide.

The acquisition of Riverview resulted in the recognition and recording of $51.0 million of goodwill, a core deposit intangible of $3.4 million, and a customer list intangible of $2.2 million. The core deposit intangible and customer list intangible will be amortized over a ten-year period using a sum of the years' digits basis. The goodwill will not be amortized but will be measured annually for impairment or more frequently if circumstances require. See "Note 6 - Goodwill and Intangible Assets," for additional details.

MID PENN BANCORP, INC.

The allocation of the purchase price is as follows:

(In thousands)

Assets acquired:		
Cash and cash equivalents	$	316,079
Investment securities		226
Restricted stock		2,209
Loans		837,505
Goodwill		51,031
Core deposit intangible		3,391
Customer list intangible		2,160
Bank owned life insurance		32,120
Premises and equipment		12,524
Deferred income taxes		7,116
Accrued interest receivable		1,919
Other assets		6,641
Total assets acquired		1,272,921
Liabilities assumed:		
Deposits:		
Noninterest-bearing demand		182,291
Interest-bearing demand		371,283
Money Market		152,365
Savings		176,294
Time		199,414
Long-term debt		6,500
Subordinated debt and trust preferred securities		36,308
Accrued interest payable		439
Other liabilities		5,043
Total liabilities assumed		1,129,937
Consideration paid	$	142,984
Cash paid	$	792
Fair value of common stock issued		142,192

Accounting Standards Codification ("ASC") Topic 805, Business Combinations, allows for adjustments to goodwill up to one year after the merger date for information that becomes available during this post-merger period that reflects circumstances at the date of merger. During 2022, the Corporation increased its goodwill $36 thousand to account for changes to the deferred income tax asset and current income tax receivable upon the completion of the Riverview final tax return.

MID PENN BANCORP, INC.

The following table summarizes the final estimated fair value of the assets acquired and liabilities and equity assumed in the Riverview transaction.

(In thousands)		
Total purchase price (consideration paid)	$	142,984
Net assets acquired:		
Cash and cash equivalents		316,079
Investment securities		226
Restricted stock		2,209
Loans		837,505
Core deposit intangible		3,391
Customer list intangible		2,160
Bank owned life insurance		32,120
Premises and equipment		12,524
Deferred income taxes		7,116
Accrued interest receivable		1,919
Other assets		6,641
Deposits:		
Noninterest-bearing demand		(182,291)
Interest-bearing demand		(371,283)
Money Market		(152,365)
Savings		(176,294)
Time		(199,414)
Long-term debt		(6,500)
Subordinated debt and trust preferred securities		(36,308)
Accrued interest payable		(439)
Other liabilities		(5,043)
Net assets acquired		91,953
Goodwill	$	51,031

In general, factors contributing to goodwill recognized as a result of the Riverview acquisition included expected cost savings from combined operations, opportunities to expand into several new markets, and growth and profitability potential from the repositioning of short-term investments into higher-yielding loans. The goodwill acquired as a result of the Riverview Acquisition is not tax deductible.

The fair value of the financial assets acquired included loans receivable with a net amortized cost basis of $837.5 million. The table below illustrates the fair value adjustments made to the amortized cost basis in order to present a fair value of the loans acquired.

(In thousands)		
Gross amortized cost basis at November 30, 2021	$	850,920
Market rate adjustment		529
Credit fair value adjustment on pools of homogeneous loans		(13,117)
Credit fair value adjustment on impaired loans		(827)
Fair value of purchased loans at November 30, 2021	$	837,505

MID PENN BANCORP, INC.

The market rate adjustment represents the movement in market interest rates, irrespective of credit adjustments, compared to the contractual rates of the acquired loans. The credit adjustment made on pools of homogeneous loans represents the changes in credit quality of the underlying borrowers from loan inception to the acquisition date. The credit adjustment on impaired loans is derived in accordance with ASC 310-30-30 and represents the portion of the loan balance that has been deemed uncollectible based on our expectations of future cash flows for each respective loan.

The information about the acquired Riverview impaired loan portfolio as of November 30, 2021 is as follows:

(In thousands)	
Contractually required principal and interest at acquisition	$ 5,591
Contractual cash flows not expected to be collected (nonaccretable discount)	(1,739)
Expected cash flows at acquisition	3,852
Interest component of expected cash flows (accretable discount)	(541)
Fair value of acquired loans	$ 3,311

The following table presents pro forma information as if the merger between Mid Penn and Riverview had been completed on January 1, 2020. The pro forma information does not necessarily reflect the results of operations that would have occurred had Mid Penn merged with Riverview at the beginning of 2020. The supplemental pro forma earnings for the year ended December 31, 2020 exclude $3.1 million of merger related costs incurred by Mid Penn in 2021 related to the Riverview acquisition, and goodwill impairment of $24.8 million recognized by Riverview in 2020. The pro forma financial information does not include the impact of possible business model changes, nor does it consider any potential impacts of current market conditions or revenues, expense efficiencies, or other factors.

	For the Year Ended December 31,	
(In thousands, except per share data)	2021	2020
Net interest income after loan loss provision	$ 147,987	$ 116,989
Noninterest income	32,638	26,681
Noninterest expense	123,475	108,531
Net income	57,150	35,139
Net income per common share	3.73	2.72

Managing Partners, Inc. ("MPI Acquisition")

On December 30, 2022, Mid Penn purchased the assets of Managing Partners, Inc. in a business combination. Managing Partners Insurance was an independent insurance agency that serviced the Central Pennsylvania area. Goodwill totaling $360 thousand and a customer list with a fair market value of $541 thousand were booked as a result of this business combination. See "Note 6 - Goodwill and Intangible Assets," for additional details.

Brunswick Bancorp Acquisition ("Brunswick Acquisition")

On December 20, 2022, Mid Penn entered into an Agreement and Plan of Merger ("Merger Agreement") with Brunswick Bancorp ("Brunswick") pursuant to which Brunswick will merge with and into Mid Penn ("Merger"), with Mid Penn being the surviving corporation in the Merger. Upon consummation of the Merger, Brunswick Bank and Trust Company, a wholly-owned subsidiary of Brunswick, will be merged with and into Mid Penn Bank ("Bank Merger"), a wholly-owned subsidiary of Mid Penn, with Mid Penn Bank being the surviving bank in the Bank Merger. The Merger Agreement was unanimously approved by the boards of directors of Mid Penn and Brunswick. See "Form 8-K filed on December 20, 2022," for additional details.

Under the terms of the Merger Agreement, shareholders of Brunswick will have the right to elect to receive, subject to adjustment and proration as described in the Merger Agreement, either (A) 0.598 shares of Mid Penn common stock or (B) Eighteen Dollars ($18.00) for each share of Brunswick common stock they own. It is expected that the Merger will be completed in the second quarter of 2023.

MID PENN BANCORP, INC.

Note 3 - Investment Securities

The amortized cost and fair value on investment securities as of December 31 are as follows:

(In thousands)	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
2022								
Available-for-sale debt securities:								
U.S. Treasury and U.S. government agencies	$	36,528	$	—	$	1,614	$	34,914
Mortgage-backed U.S. government agencies		185,993		—		19,078		166,915
State and political subdivision obligations		4,354		—		815		3,539
Corporate debt securities		35,467		—		2,957		32,510
Total available-for-sale debt securities	$	262,342	$	—	$	24,464	$	237,878
Held-to-maturity debt securities:								
U.S. Treasury and U.S. government agencies	$	245,671	$	—	$	34,834	$	210,837
Mortgage-backed U.S. government agencies		50,710		—		6,676		44,034
State and political subdivision obligations		87,125		—		8,345		78,780
Corporate debt securities		15,988		—		1,134		14,854
Total held-to-maturity debt securities		399,494		—		50,989		348,505
Total	$	661,836	$	—	$	75,453	$	586,383

(In thousands)	Amortized Cost		Unrealized Gains		Unrealized Losses		Fair Value	
2021								
Available-for-sale debt securities:								
Mortgage-backed U.S. government agencies	$	49,760	$	3	$	283	$	49,480
State and political subdivision obligations		3,899		26		11		3,914
Corporate debt securities		9,525		—		57		9,468
Total available-for-sale debt securities	$	63,184	$	29	$	351	$	62,862
Held-to-maturity debt securities:								
U.S. Treasury and U.S. government agencies	$	178,136	$	26	$	1,165	$	176,997
Mortgage-backed U.S. government agencies		61,157		440		272		61,325
State and political subdivision obligations		75,958		2,305		27		78,236
Corporate debt securities		14,006		133		71		14,068
Total held-to-maturity debt securities		329,257		2,904		1,535		330,626
Total	$	392,441	$	2,933	$	1,886	$	393,488

Estimated fair values of debt securities are based on quoted market prices, where applicable. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments, adjusted for differences between the quoted instruments and the instruments being valued. See "Note 13 - Fair Value Measurement", for more information on the fair value of investment securities.

Investment securities having a fair value of $338.8 million at December 31, 2022, and $244.8 million at December 31, 2021, were pledged primarily to secure public fund deposits. Mid Penn also obtains letters of credit from the Federal Home Loan Bank of Pittsburgh ("FHLB") to secure certain public fund deposits of municipality and school district customers who agree to use of the FHLB letters of credit. These FHLB letter of credit commitments totaled $189.0 million as of December 31, 2022 and $450.9 million as of December 31, 2021.

MID PENN BANCORP, INC.

The following table presents gross unrealized losses and fair value of investments aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021.

(Dollars in thousands)	Less Than 12 Months			12 Months or More			Total		
December 31, 2022	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Available-for-sale debt securities:									
U.S. Treasury and U.S. government agencies	19	$ 34,914	$ 1,614	—	$ —	$ —	19	$ 34,914	$ 1,614
Mortgage-backed U.S. government agencies	69	131,879	11,876	24	35,036	7,202	93	166,915	19,078
State and political subdivision obligations	6	2,521	671	2	1,018	144	8	3,539	815
Corporate debt securities	12	25,063	2,153	4	4,196	804	16	29,259	2,957
Total available-for-sale debt securities	106	194,377	16,314	30	40,250	8,150	136	234,627	24,464
Held-to-maturity debt securities:									
U.S. Treasury and U.S. government agencies	54	84,946	10,093	91	125,891	24,741	145	210,837	34,834
Mortgage-backed U.S. government agencies	40	13,866	1,071	24	30,168	5,605	64	44,034	6,676
State and political subdivision obligations	185	73,735	7,413	18	4,616	932	203	78,351	8,345
Corporate debt securities	4	5,721	317	5	5,182	817	9	10,903	1,134
Total held-to-maturity debt securities	283	178,268	18,894	138	165,857	32,095	421	344,125	50,989
Total	389	$ 372,645	$ 35,208	168	$ 206,107	$ 40,245	557	$ 578,752	$ 75,453

(Dollars in thousands)	Less Than 12 Months			12 Months or More			Total		
December 31, 2021	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
Available-for-sale securities:									
U.S. government agencies	24	$ 45,476	$ 283	—	$ —	$ —	24	$ 45,476	$ 283
State and political subdivision obligations	2	1,168	11	—	—	—	2	1,168	11
Corporate debt securities	4	4,943	57	—	—	—	4	4,943	57
Total available-for-sale securities	30	51,587	351	—	—	—	30	51,587	351
Held-to-maturity securities:									
U.S. Treasury and U.S. government agencies	91	149,425	1,165	—	—	—	91	149,425	1,165
Mortgage-backed U.S. government agencies	24	39,995	272	—	—	—	24	39,995	272
State and political subdivision obligations	17	5,302	25	1	255	2	18	5,557	27
Corporate debt securities	6	6,928	71	—	—	—	6	6,928	71
Total held to maturity securities	138	201,650	1,533	1	255	2	139	201,905	1,535
Total	168	$ 253,237	$ 1,884	1	$ 255	$ 2	169	$ 253,492	$ 1,886

Management evaluates securities for other-than-temporary impairment at least on quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, and the financial condition and near-term prospects of the issuer. In addition, for debt securities, Mid Penn considers whether management has the intent to sell the security, it is more likely than not that management will be required to sell the security prior to its anticipated recovery, and whether management expects to recover the entire amortized cost basis. For equity securities, management considers the intent and ability to hold securities until recovery of unrealized losses.

At December 31, 2022 and 2021, the majority of the unrealized losses on securities in an unrealized loss position were attributable to U.S. Treasury and U.S. government agencies, and mortgage-backed U.S. government agencies.

Mid Penn had no securities considered by management to be other-than-temporarily impaired as of December 31, 2022 and December 31, 2021, and did not record any securities impairment charges in the respective periods ended on these dates. Mid Penn does not consider the securities with unrealized losses on the respective dates to be other-than-temporarily impaired as the unrealized losses were deemed to be temporary changes in value related to market movements in interest yields at various periods similar to the maturity dates of holdings in the investment portfolio, and not reflective of an erosion of credit quality.

MID PENN BANCORP, INC.

The following table presents information related to gross realized gains and losses on sales of AFS securities:

		For the year ended December 31,				
(In thousands)		**2022**		**2021**		**2020**
Gross realized gains	$	—	$	79	$	479
Gross realized losses		—		—		(12)
Net gains	$	—	$	79	$	467

The table below illustrates the maturity distribution of investment securities at amortized cost and fair value at December 31, 2022.

(In thousands)		**Available-for-sale**				**Held-to-maturity**		
		Amortized Cost		**Fair Value**		**Amortized Cost**		**Fair Value**
December 31, 2022								
Due in 1 year or less	$	250	$	250	$	3,745	$	3,719
Due after 1 year but within 5 years		41,289		39,865		87,184		81,927
Due after 5 years but within 10 years		31,942		28,555		214,469		183,635
Due after 10 years		2,868		2,293		43,386		35,190
		76,349		70,963		348,784		304,471
Mortgage-backed securities		185,993		166,915		50,710		44,034
	$	262,342	$	237,878	$	399,494	$	348,505

Note 4 - Loans and Allowance for Loan Losses

Mid Penn's loan portfolio by type is summarized by loans (net of deferred fees and costs of $3.9 million and $6.3 million as of December 31, 2022 and 2021, respectively) rated as "pass" and loans classified as "special mention" and "substandard" within Mid Penn's internal risk rating system are as follows as of December 31:

(In thousands)				**Special**				
2022		**Pass**		**Mention**		**Substandard**		**Total**
Commercial and industrial	$	582,540	$	4,212	$	9,290	$	596,042
Commercial real estate		2,018,088		12,325		22,521		2,052,934
Commercial real estate - construction		438,990		2,256		—		441,246
Residential mortgage		299,288		3,104		2,994		305,386
Home equity		109,971		—		864		110,835
Consumer		7,676		—		—		7,676
Total loans	$	3,456,553	$	21,897	$	35,669	$	3,514,119

(In thousands)				Special				
2021		Pass		Mention		Substandard		Total
Commercial and industrial	$	606,484	$	10,321	$	2,757	$	619,562
Commercial real estate		1,601,196		35,508		31,438		1,668,142
Commercial real estate - construction		371,337		—		1,397		372,734
Residential mortgage		319,862		294		3,067		323,223
Home equity		106,853		534		2,919		110,306
Consumer		10,429		—		—		10,429
Total loans	$	3,016,161	$	46,657	$	41,578	$	3,104,396

PPP loans, net of deferred fees, totaling $2.6 million and $111.3 million as of December 31, 2022 and 2021, respectively, are included in commercial and industrial loans in the tables above. All PPP loans are fully guaranteed by the SBA;

MID PENN BANCORP, INC.

therefore, all PPP loans outstanding (net of the related deferred PPP fees) are classified as "pass" within Mid Penn's internal risk rating system as of December 31, 2022.

The Bank has granted loans to certain of its executive officers, directors, and their related interests. The aggregate amount of these loans was $30.7 million and $14.7 million at December 31, 2022 and 2021, respectively. During 2022, $21.2 million of new loans, advances and loans to new related parties were extended and repayments totaled $5.2 million. None of these loans were past due, in non-accrual status, or restructured at December 31, 2022.

Mid Penn had no loans classified as "Doubtful" as of December 31, 2022 and 2021. There was $122 thousand and $729 thousand in loans for which formal foreclosure proceedings were in process at December 31, 2022 and 2021, respectively.

Impaired loans by loan portfolio class are summarized as follows:

	December 31, 2022			December 31, 2021		
(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
With no related allowance recorded:						
Commercial and industrial	$ —	$ 18	$ —	$ —	$ 31	$ —
Commercial real estate	2,093	2,514	—	854	1,243	—
Commercial real estate - construction	—	2	—	22	27	—
Residential mortgage	1,079	1,129	—	1,259	1,295	—
Home equity	33	34	—	2,377	2,377	—
With no related allowance recorded and acquired with credit deterioration:						
Commercial real estate	$ 2,537	$ 3,532	$ —	$ 2,231	$ 2,909	$ —
Commercial real estate - construction	—	—	—	1,196	1,469	—
Residential mortgage	1,014	1,559	—	1,362	1,847	—
Home equity	126	154	—	86	111	—
With an allowance recorded:						
Commercial and industrial	$ 1,222	$ 1,703	$ 801	$ 308	$ 339	$ 67
Commercial real estate	230	235	64	287	359	121
Home equity	252	252	22	—	—	—
Total Impaired Loans:						
Commercial and industrial	$ 1,222	$ 1,721	$ 801	$ 308	$ 370	$ 67
Commercial real estate	4,860	6,281	64	3,372	4,511	121
Commercial real estate - construction	—	2	—	1,218	1,496	—
Residential mortgage	2,093	2,688	—	2,621	3,142	—
Home equity	411	440	22	2,463	2,488	—

MID PENN BANCORP, INC.

The average recorded investment of impaired loans and related interest income recognized are summarized as follows for the years ended December 31:

(In thousands)	2022 Average Recorded Investment	2022 Interest Income Recognized	2021 Average Recorded Investment	2021 Interest Income Recognized	2020 Average Recorded Investment	2020 Interest Income Recognized
With no related allowance recorded:						
Commercial and industrial	$ 45	$ —	$ 303	$ 2	$ 1,136	$ —
Commercial real estate	907	—	2,308	2	9,379	5
Commercial real estate - construction	89	—	26	—	44	—
Residential mortgage	845	23	974	26	998	26
Home equity	468	185	2,367	2	1,801	—
With no related allowance recorded and acquired with credit deterioration:						
Commercial and industrial	$ —	$ —	$ —	$ —	$ 1	$ —
Commercial real estate	2,893	—	1,485	—	1,423	—
Commercial real estate - construction	—	—	122	—	—	—
Residential mortgage	1,165	—	401	—	361	—
Home equity	129	—	8	—	1	—
With an allowance recorded:						
Commercial and industrial	$ 847	$ —	$ 211	$ —	$ 205	$ —
Commercial real estate	167	—	1,011	—	752	—
Home equity	153	—	—	—	—	—
Total:						
Commercial and industrial	$ 892	$ —	$ 514	$ 2	$ 1,342	$ —
Commercial real estate	3,967	—	4,804	2	11,554	5
Commercial real estate - construction	89	—	148	—	44	—
Residential mortgage	2,010	23	1,375	26	1,359	26
Home equity	750	185	2,375	2	1,802	—

The following table provides activity for the accretable yield of purchased impaired loans for the years ended:

(In thousands)	December 31, 2022	December 31, 2021
Accretable yield, beginning of period	$ 580	$ 40
Acquisition of impaired loans	—	541
Accretable yield amortized to interest income	(261)	(1)
Accretable yield, end of period	$ 319	$ 580

MID PENN BANCORP, INC.

Non-accrual loans by loan portfolio class, including loans acquired with credit deterioration, are summarized as follows as of December 31:

(In thousands)	2022		2021	
Commercial and industrial	$	1,222	$	308
Commercial real estate		4,864		3,372
Commercial real estate - construction		—		1,218
Residential mortgage		1,698		2,186
Home equity		411		2,463
	$	8,195	$	9,547

If non-accrual loans had been current in accordance with their original terms and had been outstanding throughout the period or since origination, if held for part of the period, Mid Penn would have recorded interest income on these loans of $280 thousand, $177 thousand, and $638 thousand, in the years ended December 31, 2022, 2021, and 2020, respectively. Mid Penn has no commitments to lend additional funds to borrowers with impaired or non-accrual loans.

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The classes of the loan portfolio summarized by the past due status as of December 31 are summarized as follows:

(In thousands) 2022	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days	Total Past Due	Current	Total Loans	Loans Receivable > 90 Days and Accruing
Commercial and industrial	$ 1,808	$ 3	$ 1,854	$ 3,665	$ 592,377	$ 596,042	$ 654
Commercial real estate	1,792	—	1,438	3,230	2,047,167	2,050,397	—
Commercial real estate - construction	2,258	—	—	2,258	438,988	441,246	—
Residential mortgage	2,642	872	415	3,929	300,443	304,372	—
Home equity	1,184	83	255	1,522	109,187	110,709	—
Consumer	44	19	—	63	7,613	7,676	—
Loans acquired with credit deterioration:							
Commercial real estate	78	—	826	904	1,633	2,537	—
Residential mortgage	223	228	209	660	354	1,014	—
Home equity	—	—	32	32	94	126	—
Total	$ 10,029	$ 1,205	$ 5,029	$ 16,263	$ 3,497,856	$ 3,514,119	$ 654

MID PENN BANCORP, INC.

(In thousands) 2021	30-59 Days Past Due		60-89 Days Past Due		Greater than 90 Days		Total Past Due		Current		Total Loans		Loans Receivable > 90 Days and Accruing	
Commercial and industrial	$	1,378	$	62	$	404	$	1,844	$	617,718	$	619,562	$	96
Commercial real estate		32		55		769		856		1,665,055		1,665,911		—
Commercial real estate - construction		—		—		205		205		371,333		371,538		205
Residential mortgage		1,246		205		1,002		2,453		319,408		321,861		212
Home equity		403		—		2,377		2,780		107,440		110,220		—
Consumer		6		2		2		10		10,419		10,429		2
Loans acquired with credit deterioration:														
Commercial real estate		—		3		1,628		1,631		600		2,231		—
Commercial real estate - construction		—		—		—		—		1,196		1,196		—
Residential mortgage		54		—		818		872		490		1,362		—
Home equity		—		—		—		—		86		86		—
Total	$	3,119	$	327	$	7,205	$	10,651	$	3,093,745	$	3,104,396	$	515

MID PENN BANCORP, INC.

Activity in the allowance for loan losses for the years ended December 31, 2022, 2021, and 2020, and the recorded investment in loans receivable as of December 31, 2022, 2021, and 2020 are as follows:

(In thousands)	Commercial and industrial	Commercial real estate	Commercial real estate - construction	Residential mortgage	Home equity	Consumer	Unallocated	Total
Balance at December 31, 2019	$ 2,341	$ 6,259	$ 51	$ 417	$ 442	$ 2	$ 3	$ 9,515
Loans charged off	(45)	(258)	(7)	(4)	—	(58)	—	(372)
Recoveries	3	1	2	3	3	27	—	39
Provisions	767	2,653	88	13	62	30	587	4,200
Balance at December 31, 2020	3,066	8,655	134	429	507	1	590	13,382
Loans charged off	(866)	(1,044)	(23)	(13)	—	(42)	—	(1,988)
Recoveries	13	207	8	11	—	19	—	258
Provisions (credits)	1,226	1,597	(81)	32	53	24	94	2,945
Balance at December 31, 2021	3,439	9,415	38	459	560	2	684	14,597
Loans charged off	(1)	(7)	—	(25)	(1)	(97)	—	(131)
Recoveries	13	128	24	2	2	22	—	191
Provisions (credits)	1,142	3,606	(62)	222	100	102	(810)	4,300
Balance at December 31, 2022	**$ 4,593**	**$ 13,142**	**$ —**	**$ 658**	**$ 661**	**$ 29**	**$ (126)**	**$ 18,957**

(In thousands)

Allowance for Loan Losses at December 31, 2022	Commercial and industrial	Commercial real estate	Commercial real estate - construction	Residential mortgage	Home equity	Consumer	Unallocated	Total
Collectively evaluated for impairment	$ 3,792	$ 13,078	$ —	$ 658	$ 639	$ 29	$ (126)	$ 18,070
Individually evaluated for impairment	801	64	—	—	22	—	—	887
	$ 4,593	$ 13,142	$ —	$ 658	$ 661	$ 29	$ (126)	$ 18,957

Loans, Net of Unearned Interest								
Collectively evaluated for impairment	$ 594,820	$ 2,048,074	$ 441,246	$ 303,293	$110,424	$ 7,676	$ —	$3,505,533
Individually evaluated for impairment	1,222	2,323	—	1,079	285	—	—	4,909
Acquired with credit deterioration	—	2,537	—	1,014	126	—		3,677
	$ 596,042	$ 2,052,934	$ 441,246	$ 305,386	$110,835	$ 7,676	$ —	$3,514,119

(In thousands)

Allowance for Loan Losses at December 31, 2021	Commercial and industrial	Commercial real estate	Commercial real estate - construction	Residential mortgage	Home equity	Consumer	Unallocated	Total
Collectively evaluated for impairment	$ 3,372	$ 9,294	$ 38	$ 459	$ 560	$ 2	$ 684	$ 14,409
Individually evaluated for impairment	67	121	—	—	—	—	—	188
	$ 3,439	$ 9,415	$ 38	$ 459	$ 560	$ 2	$ 684	$ 14,597

Loans, Net of Unearned Interest								
Collectively evaluated for impairment	$ 619,254	$ 1,664,770	$ 371,516	$ 320,602	$107,843	$ 10,429	$ —	$3,094,414
Individually evaluated for impairment	308	1,141	22	1,259	2,377	—	—	5,107
Acquired with credit deterioration	—	2,231	1,196	1,362	86	—	—	4,875
	$ 619,562	$ 1,668,142	$ 372,734	$ 323,223	$110,306	$ 10,429	$ —	$3,104,396

MID PENN BANCORP, INC.

The recorded investments in troubled debt restructured loans at December 31 are as follows:

(In thousands) **December 31, 2022**	**Pre-Modification Outstanding Recorded Investment**		**Post-Modification Outstanding Recorded Investment**		**Recorded Investment**	
Commercial real estate	$	851	$	815	$	109
Residential mortgage		590		590		415
	$	1,441	$	1,405	$	524

(In thousands) **December 31, 2021**	**Pre-Modification Outstanding Recorded Investment**		**Post-Modification Outstanding Recorded Investment**		**Recorded Investment**	
Commercial and industrial	$	8	$	8	$	5
Commercial real estate		1,214		1,115		320
Commercial real estate - construction		40		40		22
Residential mortgage		647		645		472
	$	1,909	$	1,808	$	819

As of December 31, 2022 and 2021, there were no defaulted troubled debt restructured loans, as all troubled debt restructured loans were current with respect to their associated forbearance agreements. There were also no defaults on troubled debt restructured loans within twelve months of restructure during 2022 and 2021.

Mid Penn entered into forbearance agreements on all loans currently classified as troubled debt restructurings and all of these agreements have resulted in additional principal repayment. The terms of these forbearance agreements vary whereby principal payments have been decreased, interest rates have been reduced and/or the loan will be repaid as collateral is sold.

There were no loans modified in 2022 and 2021 that resulted in troubled debt restructurings. The following table summarizes the loans whose terms have been modified resulting in troubled debt restructurings during the year ended December 31, 2020:

(In thousands) **December 31, 2020**	**Number of Contracts**	**Pre-Modification Outstanding Recorded Investment**		**Post-Modification Outstanding Recorded Investment**		**Recorded Investment**	
Commercial real estate	1	$	593	$	593	$	535
Residential mortgage	2		51		51		47
	3	$	644	$	644	$	582

The CARES Act, signed into law in March 2020, along with a joint agency statement issued by banking agencies, provided that short-term modifications made in response to COVID-19 to current and performing borrowers did not need to be accounted for as troubled debt restructurings. Depending upon the specific needs and circumstances affecting each borrower, the majority of these modifications ranged from deferrals of both principal and interest payments, with some borrowers reverting to interest-only payments. The majority of the deferrals were granted for a period of three months, but some as long as six months, depending upon management's specific evaluation of each borrower's circumstances. Interest continued to accrue on loans modified under the CARES Act during the deferral period. During 2020, Mid Penn had provided loan modifications meeting the CARES Act qualifications to over 1,000 borrowers. Mid Penn made no loan such modifications during 2021 and 2022. As of December 31, 2022, there was no principal balance of loans remaining in this CARES Act qualifying deferment status. As of December 31, 2021, the principal balance of loans remaining in this CARES Act qualifying deferment status totaled $3.6 million, or less than 1% of the total loan portfolio. Borrowers granted a CARES Act deferral have returned to regular payment status.

MID PENN BANCORP, INC.

Note 5 - Premises and Equipment

The following is a summary of premises and equipment as of December 31:

(In thousands)	2022	2021
Land	$ 5,534	$ 5,546
Buildings	26,577	23,462
Furniture, fixtures, and equipment	20,950	16,639
Leasehold improvements	2,013	1,987
Capital expenditures in process	897	3,019
Total cost	55,971	50,653
Less accumulated depreciation	(21,500)	(17,421)
Total premises and equipment	$ 34,471	$ 33,232

Depreciation expense was $4.3 million in 2022, $3.3 million in 2021, and $3.2 million in 2020.

During 2022, Mid Penn sold a branch which included the sale of $170 thousand and $2.0 million of furniture, fixtures and equipment and consumer loans, respectively, and the transfer of $21.1 million in deposits.

Note 6 - Goodwill and Intangible Assets

The following table summarizes the changes in goodwill:

(In thousands)	For the Years Ended December 31,	
	2022	2021
Goodwill balance, beginning of year	$ 113,835	$ 62,840
Riverview Acquisition	—	50,995
Riverview Acquisition measurement period adjustment	36	—
Insurance acquisition	360	—
Goodwill balance, end of year	$ 114,231	$ 113,835

On December 31, 2022, Mid Penn purchased the assets of an independent insurance agency that serviced the Central Pennsylvania area in a business combination. Goodwill totaling $360 thousand and a customer list with a fair market value of $541 thousand were booked as a result of this business combination.

The following table summarizes the changes in core deposit intangible.

(In thousands)	For the Years Ended December 31,		
	2022	2021	2020
Core deposit intangible balance, beginning of year	$ 7,282	$ 4,311	$ 5,526
Riverview (adjustment) acquisition	(705)	4,096	—
Amortization of core deposit intangibles	1,613	1,125	1,215
Core deposit and other intangible balances, end of year	$ 4,964	$ 7,282	$ 4,311

MID PENN BANCORP, INC.

The following table shows the amortization expense for future periods:

(In thousands)		
2023	$	1,208
2024		1,096
2025		882
2026		677
2027		474
2028-thereafter		627

Customer List Intangible

As a result of the Riverview Acquisition, Mid Penn recorded a customer list intangible asset included in total intangible assets related to the wealth management customers assumed in the acquisition. This intangible is amortized as an expense over ten years using the sum of the years' amortization method.

The following table summarizes the changes in the customer list intangible during the years ended December 31:

(In thousands)		2022		2021
Customer list intangible balance, beginning of year	$	**2,127**	$	—
Riverview acquisition		**—**		2,160
Insurance acquisition		**541**		—
Amortization of customer list intangible		**393**		33
Customer list intangible, end of year	$	**2,275**	$	2,127

The following table shows the amortization expense for future periods:

(In thousands)		
2023	$	445
2024		399
2025		350
2026		301
2027		252
2028-thereafter		528

Note 7 - Leases

Mid Penn has operating and finance leases for certain premises and equipment.

Operating and finance lease ROU assets, as well as operating lease liabilities, are presented as separate line items on the Consolidated Balance Sheet, while finance lease liabilities are classified as a component of long-term debt.

MID PENN BANCORP, INC.

Supplemental consolidated balance sheet information for each of the lease classifications as of December 31 was as follows:

(Dollars in thousands)	2022 Operating Leases	2022 Finance Lease	2021 Operating Leases	2021 Finance Lease
ROU	$ 8,798	$ 2,907	$ 9,055	$ 3,087
Lease liability	9,725	3,290	11,363	3,380
Weighted average remaining lease term (in years)	6.30	16.17	7.03	17.17
Weighted average discount rate	3.25%	3.81%	3.12%	3.81%

Interest expense on finance lease liabilities is included in other interest expense, while all other lease costs are included in occupancy expense on Mid Penn's Consolidated Statements of Income. Following is a summary of lease costs during the years ended December 31:

(In thousands)	2022	2021	2020
Finance lease cost:			
Amortization of ROU asset	$ 180	$ 180	$ 180
Interest expense on lease liability	127	130	133
Total finance lease cost	307	310	313
Operating lease cost	2,057	2,002	2,061
Short-term and equipment lease costs	—	29	40
Sublease income	(24)	(27)	(21)
Total lease costs	$ 2,340	$ 2,314	$ 2,393

The rental expense paid to related parties was $274 thousand for both 2022 and 2021 and $269 thousand in 2020.

Supplemental cash flow information related to operating and finance leases for the years ended December 31 was as follows:

(In thousands)	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from finance leases	$ 127	$ 130
Operating cash flows from operating leases	2,939	2,113
Financing cash flows from finance leases	90	87

MID PENN BANCORP, INC.

A maturity analysis of operating and finance lease liabilities and a reconciliation of the undiscounted cash flows to the total operating and finance lease liability amounts is presented below.

	December 31, 2022	
(In thousands)	**Operating Leases**	**Finance Lease**
Lease payments due:		
2023	$ 2,170	$ 217
2024	2,143	252
2025	1,762	259
2026	1,367	260
2027	984	260
2028 and thereafter	2,313	3,213
Total lease payments	10,739	4,461
Less: imputed interest	(1,014)	(1,171)
Present value of lease liabilities	$ 9,725	$ 3,290

The future minimum payments to related parties are $274 thousand for both 2023 and 2024, $185 thousand for 2025, $178 thousand for both 2026 and 2027 and $3.1 million thereafter.

There were no sale and leaseback transactions or leveraged leases as of December 31, 2022. There were no leases that had not commenced as of December 31, 2022.

Note 8 - Deposits

Deposits consisted of the following as of December 31:

(Dollars in thousands)	**2022**	2021
Noninterest-bearing demand deposits	$ 793,939	$ 850,438
Interest-bearing demand deposits	1,024,351	1,066,852
Money market	962,265	1,076,593
Savings	339,231	381,476
Total demand and savings	3,119,786	3,375,359
Time	658,545	626,657
Total deposits	$ 3,778,331	$ 4,002,016
Overdrafts	$ 401	$ 197

The scheduled maturities of time deposits at December 31, 2022 were as follows:

	Time Deposits	
(In thousands)	**Less than $250,000**	**$250,000 or more**
Maturing in 2023	$ 345,106	$ 93,287
Maturing in 2024	112,255	18,019
Maturing in 2025	50,641	6,930
Maturing in 2026	16,472	1,499
Maturing in 2027	9,429	569
Maturing thereafter	4,338	—
	$ 538,241	$ 120,304

Mid Penn had $100.0 million in brokered certificates of deposits as of December 31, 2022 and none as of December 31, 2021. As of December 31, 2022 and 2021, Mid Penn had $29.6 million and $14.4 million of CDAR deposits, respectively.

MID PENN BANCORP, INC.

Deposits and other funds from related parties held by Mid Penn at December 31, 2022 and 2021 amounted to $56.8 million and $65.3 million, respectively.

Note 9 - Short-term Borrowings

Total short-term borrowings were $102.6 million as of December 31, 2022 and consisted of FHLB overnight borrowings. There were no short-term borrowings as of December 31, 2021. Short-term borrowings generally consist of federal funds purchased and advances from the FHLB with an original maturity of less than a year. Federal funds purchased from correspondent banks mature in one business day and reprice daily based on the Federal Funds rate. Advances from the FHLB are collateralized by our investment in the common stock of the FHLB and by a blanket lien on selected loan receivables comprised principally of real estate secured loans within the Bank's portfolio totaling $2.3 billion at December 31, 2022. The Bank had short-term borrowing capacity from the FHLB up to the Bank's unused borrowing capacity of $1.3 billion (equal to $1.6 billion of maximum borrowing capacity less letter of credit and other FHLB advances outstanding) at December 31, 2022 upon satisfaction of any stock purchase requirements of the FHLB. No draws were outstanding on short-term FHLB or correspondent bank borrowings as of December 31, 2022 or 2021.

The Bank also has unused overnight lines of credit with other correspondent banks amounting to $35.0 million at December 31, 2022. No draws have been made on these lines of credit and on December 31, 2022 and 2021, the balance was $0.

As of December 31, 2021, the Bank paid all funding obtained from the Federal Reserve through the Paycheck Protection Program Liquidity Facility.

Note 10 - Long-term Debt

The following table presents a summary of long-term debt as of December 31:

(Dollars in thousands)	December 31, 2022	December 31, 2021
FHLB fixed rate instruments:		
Due April 2022, 0.86343%	$ —	$ 70,000
Due March 2023, 0.7514%	—	6,500
Due August 2026, 4.80%	1,088	1,353
Due February 2027, 6.71%	31	37
Total FHLB fixed rate instruments	1,119	77,890
Lease obligations included in long-term debt	3,290	3,380
Total long-term debt	$ 4,409	$ 81,270

Mid Penn prepaid $6.5 million of FHLB fixed rate instruments during the year ended December 31, 2022 and made no prepayments of FHLB fixed rate instruments during the year ended December 31, 2021.

As a member of the FHLB, the Bank can access a number of credit products which are utilized to provide liquidity. As of December 31, 2022, and 2021, the Bank had long-term debt outstanding in the amount of $4.4 million and $81.3 million, respectively, consisting of FHLB fixed rate instruments, and a finance lease liability.

The FHLB fixed rate instruments are secured under the terms of a blanket collateral agreement with the FHLB consisting of FHLB stock and qualifying Mid Penn loan receivables, principally real estate secured loans. Mid Penn also obtains letters of credit from the FHLB to secure certain public fund deposits of municipality and school district customers who agree to use of the FHLB letters of credit. These FHLB letter of credit commitments totaled $189.0 million and $450.9 million as of December 31, 2022 and 2021.

During the first quarter of 2019, Mid Penn entered into a lease agreement for one facility under a non-cancelable finance lease, which commenced March 1, 2019 and expires February 28, 2039 and is included in long-term debt on the Consolidated Balance Sheets. See "Note 7 - Leases", for more information related to Mid Penn's finance lease obligation.

Mid Penn made no prepayments of FHLB fixed rate instruments during the year ended December 31, 2022 or 2021.

MID PENN BANCORP, INC.

The aggregate principal amounts due on FHLB fixed rate instruments subsequent to December 31, 2022 are as follows:

(In thousands)		
2023	$	284
2024		299
2025		313
2026		221
Thereafter		2
	$	1,119

Note 11 - Subordinated Debt and Trust Preferred Securities

Subordinated Debt Issued December 2015

On December 9, 2015, Mid Penn sold $7.5 million of subordinated notes (the "2015 Notes") due in 2025. The 2015 Notes were redeemable in whole or in part, without premium or penalty, at any time on or after December 9, 2020, and prior to December 9, 2025. On August 8, 2022, Mid Penn redeemed all of the 2015 Notes. Given that the 2015 Notes were in the seventh year since issuance, 60% of the principal balance of the notes would have been treated as Tier 2 capital for regulatory capital purposes as of December 31, 2022.

The 2015 Notes paid interest at a rate of 5.15% per year for the first five years outstanding, including the three months ended March, 31, 2020. Beginning January 1, 2021, the 2015 Notes bore interest at a floating rate based on the Wall Street Journal's Prime Rate plus 0.50%, provided that the interest rate applicable to the outstanding principal balance was at no time less than 4.00%. Interest was payable quarterly in arrears on January 1, April 1, July 1 and October 1 of each year, beginning on January 1, 2016.

Subordinated Debt Assumed November 2021 with the Riverview Acquisition

On November 30, 2021, Mid Penn completed its acquisition of Riverview and assumed $25.0 million of Subordinated Notes (the "Riverview Notes"). In accordance with purchase accounting principles, the Riverview Notes were assigned a fair value premium of $2.3 million. The notes are treated as Tier 2 capital for regulatory reporting purposes.

The Riverview Notes were entered into by Riverview on October 6, 2020 with certain qualified institutional buyers and accredited institutional investors. The Riverview Notes have a maturity date of October 15, 2030 and initially bear interest, payable semi-annually, at a fixed annual rate of 5.75% per annum until October 15, 2025. Commencing on that date, the interest rate applicable to the outstanding principal amount due will be reset quarterly to an interest rate per annum equal to the then current three-month secured overnight financing rate ("SOFR") plus 563 bp, payable quarterly until maturity. Mid Penn may redeem the Notes at par, in whole or in part, at its option, anytime beginning on October 15, 2025.

Trust Preferred Securities Assumed November 2021 with the Riverview Acquisition

In connection with the Riverview Acquisition, Mid Penn assumed the subordinated debentures that Riverview had assumed in its acquisition of CBT Financial Corp. ("CBT") on October 1, 2017 (the "CBT 2017 Notes"). In 2003 a trust formed by CBT which issued $5.2 million of floating rate trust preferred securities as part of a pooled offering of such securities. CBT was eligible to redeem the subordinated debentures, in whole but not in part, beginning in 2008 at a price of 100% of face value. The subordinated debentures were required to be redeemed no later than 2033. Similarly, in 2005, a trust formed by CBT issued $4.1 million of fixed rate trust preferred securities as part of a pooled offering of such securities (the "CBT 2015 Notes"). CBT was eligible to redeem the subordinated debentures, in whole but not in part, beginning in 2010 at a price of 100% of face value. In December 2022, Mid Penn redeemed all of the CBT 2017 Notes and CBT 2015 Notes.

Subordinated Debt Issued December 2020

On December 22, 2020, Mid Penn entered into agreements for and sold, at 100% of their principal amount, an aggregate of $12.2 million of its Subordinated Notes due December 2030 (the "December 2020 Notes") on a private placement basis to accredited investors. The December 2020 Notes are treated as Tier 2 capital for regulatory capital purposes.

MID PENN BANCORP, INC.

The December 2020 Notes bear interest at a rate of 4.50% per year for the first five years and then float at the Wall Street Journal's Prime Rate, provided that the interest rate applicable to the outstanding principal balance during the period the December 2020 Notes are floating will at no time be less than 4.50%. Interest is payable quarterly in arrears on March 31, June 30, September 30 and December 31, of each year, beginning on March 31, 2021. The December 2020 Notes will mature on December 31, 2030 and are redeemable, in whole or in part, without premium or penalty, on any interest payment date on or after December 31, 2025 and prior to December 31, 2030, subject to any required regulatory approvals. Additionally, if (i) all or any portion of the December 2020 Notes cease to be deemed Tier 2 Capital, (ii) interest on the December 2020 Notes fails to be deductible for United States federal income tax purposes or (iii) Mid Penn will be considered an "investment company," Mid Penn may redeem the December 2020 Notes, in whole but not in part, by giving 10 days' notice to the holders of the December 2020 Notes. In the event of a redemption described in the previous sentence, Mid Penn will redeem the December 2020 Notes at 100% of the principal amount of the December 2020 Notes, plus accrued and unpaid interest thereon to but excluding the date of redemption.

Holders of the December 2020 Notes may not accelerate the maturity of the December 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar event of Mid Penn or Mid Penn Bank, its principal banking subsidiary. Related parties held $750 thousand of the December 2020 Notes as of December 31, 2022 and 2021.

Subordinated Debt Issued March 2020

On March 20, 2020, Mid Penn entered into agreements with accredited investors who purchased $15.0 million aggregate principal amount of Mid Penn Subordinated Notes due March 2030 (the "March 2020 Notes"). As a result of Mid Penn's merger with Riverview on November 30, 2021, $6.9 million of the March 2020 Notes balance was redeemed as Riverview was a holder of the March 2020 Notes. The balance of March 2020 Notes outstanding as of December 31, 2021 was $8.1 million. The March 2020 Notes held at December 31, 2022 are treated as Tier 2 capital for regulatory capital purposes.

The March 2020 Notes bear interest at a rate of 4.00% per year for the first five years and then float at the Wall Street Journal's Prime Rate, provided that the interest rate applicable to the outstanding principal balance during the period the March 2020 Notes are floating will at no time be less than 4.25%. Interest is payable semi-annually in arrears on June 30 and December 30 of each year, beginning on June 30, 2020, for the first five years after issuance and will be payable quarterly in arrears thereafter on March 30, June 30, September 30 and December 30. The March 2020 Notes will mature on March 30, 2030 and are redeemable in whole or in part, without premium or penalty, at any time on or after March 30, 2025 and prior to March 30, 2030. Additionally, if all or any portion of the March 2020 Notes cease to be deemed Tier 2 Capital, Mid Penn may redeem, on any interest payment date, all or part of the 2020 Notes. In the event of a redemption described in the previous sentence, Mid Penn will redeem the March 2020 Notes at 100% of the principal amount of the March 2020 Notes, plus accrued and unpaid interest thereon to but excluding the date of redemption.

Holders of the March 2020 Notes may not accelerate the maturity of the March 2020 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar event of Mid Penn or Mid Penn Bank, its principal banking subsidiary. Related parties held $1.7 million of the March 2020 Notes as of December 31, 2022 and 2021.

Subordinated Debt Issued December 2017

On December 19, 2017, Mid Penn entered into agreements with investors to purchase $10.0 million aggregate principal amount of its Subordinated Notes due 2028 (the "2017 Notes"). The 2017 Notes are treated as Tier 2 capital for regulatory capital purposes. The 2017 Notes bear interest at a rate of 5.25% per year for the first five years and then float at the Wall Street Journal's Prime Rate plus 0.50%, provided that the interest rate applicable to the outstanding principal balance will at no times be less than 5.00%. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, beginning on July 15, 2018, for the first five years after issuance and will be payable quarterly in arrears thereafter on January 15, April 15, July 15, and October 15. The 2017 Notes will mature on January 1, 2028 and are redeemable in whole or in part, without premium or penalty, at any time on or after December 21, 2022, and prior to January 1, 2028. Additionally, Mid Penn may redeem the 2017 Notes in whole at any time, or in part from time to time, upon at least 30 days' notice if: (i) a change or prospective change in law occurs that could prevent Mid Penn from deducting interest payable on the 2017 Notes for U.S. federal income tax purposes; (ii) an event occurs that precludes the 2017 Notes from being recognized as Tier 2 capital for regulatory capital purposes; or (iii) Mid Penn becomes required to register as an investment company under the Investment Company Act of 1940, as amended. In the event of a redemption described in the previous sentence, Mid Penn will redeem the 2017 Notes at 100% of the principal amount of the 2017 Notes, plus accrued and unpaid interest thereon to but excluding the date of redemption.

MID PENN BANCORP, INC.

Holders of the 2017 Notes may not accelerate the maturity of the 2017 Notes, except upon the bankruptcy, insolvency, liquidation, receivership or similar event of Mid Penn or Mid Penn Bank, its principal banking subsidiary. As of December 31, 2022 and 2021, related parties held $1.5 million of the 2017 Notes.

Note 12 - Derivative Financial Instruments

As of December 31, 2022 and 2021, Mid Penn did not designate any derivative financial instruments as formal hedging relationships. Mid Penn's free-standing derivative financial instruments are required to be carried at their fair value on the Consolidated Balance Sheets.

Mortgage Banking Derivative Financial Instruments

In connection with its mortgage banking activities, Mid Penn enters into commitments to originate certain fixed-rate residential mortgage loans for customers, also referred to as interest rate locks. In addition, Mid Penn enters into forward commitments for the future sales or purchases of mortgage-backed securities to or from third-party counterparties to hedge the effect of changes in interest rates on the values of both the interest rate locks and mortgage loans held for sale. Forward sales commitments may also be in the form of commitments to sell individual mortgage loans at a fixed price at a future date. The amount necessary to settle each interest rate lock is based on the price that secondary market investors would pay for loans with similar characteristics, including interest rate and term, as of the date fair value is measured.

Loan-level Interest Rate Swaps

Mid Penn enters into loan-level interest rate swaps with certain qualifying commercial loan customers to meet their interest rate risk management needs. Mid Penn simultaneously enters into interest rate swaps with dealer counterparties, with identical notional amounts and terms. The net result of the offsetting customer and dealer counterparty swap agreements is that the customer pays a fixed rate of interest and Mid Penn receives a floating rate. Mid Penn's loan-level interest rate swaps are considered derivatives but are not accounted for using hedge accounting.

The notional amount and fair value of derivative financial instruments as of December 31:

(In thousands)	2022		2021	
	Notional Amount	Asset (Liability) Fair Value	Notional Amount	Asset (Liability) Fair Value
Interest Rate Lock Commitments				
Positive Fair Values	$ 274	$ 3	$ 13,437	$ 65
Negative Fair Values	5,252	(40)	2,670	(9)
Forward Commitments				
Positive Fair Values	4,750	43	5,750	10
Negative Fair Values	—	—	6,500	(13)
Interest Rate Swaps with Customers				
Positive Fair Values	16,650	164	79,814	853
Negative Fair Values	107,145	(11,533)	29,763	(955)
Interest Rate Swaps with Counterparties				
Positive Fair Values	107,145	11,533	29,763	955
Negative Fair Values	16,650	(164)	79,814	(853)

The following table presents derivative financial instruments and the amount of the net gains or losses recognized within other noninterest income on the Consolidated Statements of Income for the years ended December 31:

(In thousands)	2022	2021
Interest Rate Lock Commitments	$ (93)	$ 56
Forward Commitments	46	32
Total	$ (47)	$ 88

MID PENN BANCORP, INC.

The gross amounts of commercial loan swap derivatives, the amounts offset and the carrying values in the Consolidated Balance Sheets, and the collateral pledged to support such agreements are presented below as of December 31:

(In thousands)	2022	2021
Interest Rate Swap Contracts - Commercial Loans:		
Gross amounts recognized	$ 11,697	$ 102
Gross amounts offset	11,697	102
Net Amounts Presented in the Consolidated Balance Sheets	—	—
Gross amounts not offset:		
Cash collateral [(1)]	1,600	1,600
Net Amounts	$ 1,600	$ 1,600

    (1)   Included in cash and due from banks on the Consolidated Balance Sheet

Note 13 - Fair Value Measurement

The following tables illustrate the assets measured at fair value on a recurring basis and reported on the Consolidated Balance Sheets:

(In thousands)	2022			
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:				
U.S. Treasury and U.S. government agencies	$ —	$ 34,914	$ —	$ 34,914
Mortgage-backed U.S. government agencies	—	166,915	—	166,915
State and political subdivision obligations	—	3,539	—	3,539
Corporate debt securities	—	32,510	—	32,510
Equity securities	430	—	—	430
Loans held for sale	—	2,475	—	2,475
Other assets:				
Interest rate swap agreements	—	11,697	—	11,697
Mortgage banking derivative assets, net	—	6	—	6
Total	$ 430	$ 252,056	$ —	$ 252,486

(In thousands)	2021			
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:				
Mortgage-backed U.S. government agencies	$ —	$ 49,480	$ —	$ 49,480
State and political subdivision obligations	—	3,914	—	3,914
Corporate debt securities	—	9,468	—	9,468
Equity securities	500	—	—	500
Loans held for sale	—	11,514	—	11,514
Other assets:				
Interest rate swap agreements	—	102	—	102
Mortgage banking derivative assets, net	—	53	—	53
Total	$ 500	$ 74,531	$ —	$ 75,031

MID PENN BANCORP, INC.

See "Note 1 - Summary of Significant Accounting Policies," for additional details on the fair value hierarchy.

There were no transfers of assets between fair value Level 1 and Level 2 for the years ended December 31, 2022 or 2021.

The valuation methodologies and assumptions used to estimate the fair value for the items in the preceding tables are as follows:

Available for sale investment securities - The fair value of equity and debt securities classified as available for sale is determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities, but rather, relying on the securities' relationship to other benchmark quoted prices.

Equity securities - The fair value of equity securities with readily determinable fair values is recorded on the Consolidated Balance Sheet, with realized and unrealized gains and losses reported in other expense on the Consolidated Statements of Income.

Loans held for sale - This category includes mortgage loans held for sale that are measured at fair value. Fair values as of December 31, 2022 were measured as the price that secondary market investors were offering for loans with similar characteristics.

Loan-level interest rate swaps - are measured by alternative pricing sources with reasonable levels of price transparency in markets that are not active. Based on the complex nature of interest rate swap agreements, the markets these instruments trade in are not as efficient and are less liquid than that of the more mature Level 1 markets. These markets do however have comparable, observable inputs in which an alternative pricing sources values these assets in order to arrive at a fair market value. These characteristics classify interest rate swap agreements as Level 2.

Mortgage banking derivatives - represent the fair value of mortgage banking derivatives in the form of interest rate locks and forward commitments with secondary market investors and the fair value of interest rate swaps. The fair values of the Corporation's interest rate locks, forward commitments and interest rate swaps represent the amounts that would be required to settle the derivative financial instruments at the balance sheet date. These characteristics classify interest rate swap agreements as Level 2. See "Note 12 - Derivative Financial Instruments," for additional information.

Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (for example, upon their acquisition or when there is evidence of impairment). The following table illustrates Level 3 financial instruments measured at fair value on a nonrecurring basis as of December 31:

(In thousands)	2022	2021
Impaired loans [1]	$ 938	$ 508
Foreclosed assets held for sale	43	—

(1) Includes impaired loans reporting a specific allocation or that have been partially charged-off.

Impaired loans - All performing troubled debt restructured loans and loans classified as non-accrual are deemed to be impaired, and all of these loans are considered collateral dependent; therefore, all of Mid Penn's impaired loans, whether reporting a specific allowance allocation or not, are considered collateral dependent. Mid Penn utilized level 3 inputs such as independent appraisals of the underlying collateral, which generally includes various level 3 inputs which are not observable. Appraisals may be adjusted downward by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal. Higher downward adjustments are caused by negative changes to the collateral or conditions in the real estate market, actual offers or sales contracts received, or age of the appraisal. As of December 31, 2022 and 2021, the

MID PENN BANCORP, INC.

range of the discount of the appraisals was 22% - 84% and 21% - 69%, respectively. The weighted average of the discount was 55% and 30%, as of December 31, 2022 and 2021, respectively.

Foreclosed assets held for sale - Values are based on appraisals that consider the sales prices of property in the proximate vicinity.

The following tables present the carrying amount, fair value, and placement in the fair value hierarchy of Mid Penn's financial instruments as of December 31:

		2022				
			Estimated Fair Value			
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total
Financial instruments - assets					
Cash and cash equivalents	$ 60,881	$ 60,881	$ —	$ —	$ 60,881
Available-for-sale investment securities	237,878	—	237,878	—	237,878
Held-to-maturity investment securities	399,494	—	348,505	—	348,505
Equity securities	430	430	—	—	430
Loans held for sale	2,475	—	2,475	—	2,475
Net loans	3,495,162	—	—	3,439,948	3,439,948
Restricted investment in bank stocks	8,315	8,315	—	—	8,315
Accrued interest receivable	18,405	18,405	—	—	18,405
Interest rate swap agreements	11,697	—	11,697	—	11,697
Mortgage banking derivative assets	46	—	46	—	46
Financial instruments - liabilities					
Deposits	$ 3,778,331	$ —	$ 3,761,260	$ —	$ 3,761,260
Short-term debt	102,647	—	102,647	—	102,647
Long-term debt [1]	1,119	—	1,069	—	1,069
Subordinated debt	56,941	—	55,917	—	55,917
Accrued interest payable	2,303	2,303	—	—	2,303
Interest rate swap agreements	11,697	—	11,697	—	11,697
Mortgage banking derivative liabilities	40	—	40	—	40

MID PENN BANCORP, INC.

		2021				
			Estimated Fair Value			
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Total	
Financial instruments - assets						
Cash and cash equivalents	$ 913,752	$ 913,752	$ —	$ —	$ 913,752	
Available-for-sale investment securities	62,862	—	62,862	—	62,862	
Held-to-maturity investment securities	329,257	—	330,626	—	330,626	
Equity securities	500	500	—	—	500	
Loans held for sale	11,514	—	11,514	—	11,514	
Net loans	3,089,799	—	—	3,118,416	3,118,416	
Restricted investment in bank stocks	9,134	9,134	—	—	9,134	
Accrued interest receivable	10,779	10,779	—	—	10,779	
Interest rate swap agreements	1,808	—	1,808	—	1,808	
Mortgage banking derivative assets	75	—	75	—	75	
Financial instruments - liabilities						
Deposits	$ 4,002,016	$ —	$ 4,046,217	$ —	$ 4,046,217	
Long-term debt [1]	77,890	—	77,455	—	77,455	
Subordinated debt	74,274	—	74,553	—	74,553	
Accrued interest payable	1,791	1,791	—	—	1,791	
Interest rate swap agreements	1,808	—	1,808	—	1,808	
Mortgage banking derivative liabilities	22	—	22	—	22	

(1) Long-term debt excludes finance lease obligations

The Bank's outstanding and unfunded credit commitments and financial standby letters of credit were deemed to have no significant fair value as of December 31, 2022 and 2021.

Note 14 - Postretirement Benefit Plans

Mid Penn has an unfunded noncontributory defined benefit plan for directors, which provides defined benefits based on the respective director's years of service, as well as a postretirement healthcare and life insurance benefit plan, which is noncontributory, covering certain full-time employees. Mid Penn also assumed noncontributory defined benefit pension plans as a result of the acquisitions of Scottdale on January 8, 2018 and Riverview on November 30, 2021. None of Mid Penn's plans contained a promised interest crediting rate.

Service costs related to plans benefiting Mid Penn employees are reported as a component of salaries and employee benefits on the Consolidated Statements of Income, while interest costs, expected return on plan assets, amortization (accretion) of prior service cost, and settlement gain are reported as a component of other income. Service costs, interest costs, and amortization of prior service costs related to plans benefiting Mid Penn's nonemployee directors are reported as a component of director fees and benefits expense within the other expense line item on the Consolidated Statement of Income.

The accrued benefit liability, related income statement impacts, and other significant aspects of the plans are detailed below.

Life Insurance - Full-time employees who had at least ten years of service as of January 1, 2008 and retire with the Bank after age 55 and at least 20 years of service are eligible for term life insurance coverage. The insurance amount will be $50 thousand until age 65. After age 65, the insurance amount will decrease by $5 thousand per year until age 74. Thereafter, the insurance amount will be $5 thousand. The payment of the life insurance premium by the Corporation shall terminate at any time if the retired employee obtains other employment.

Health Benefit Plan - Full-time employees who had at least 10 years of service as of January 1, 2008 and who retire at age 55 or later, after completion of at least 20 years of service, are eligible for medical benefits. Medical benefits are provided

MID PENN BANCORP, INC.

for up to five years after retirement. Employees who retired prior to December 31, 2015 may elect the least expensive single coverage in the employer's group medical plan. If the retiree becomes eligible for Medicare during the five year duration of coverage, the Bank will pay, at its discretion, premiums for single 65-special coverage or similar supplemental coverage. For those employees who retired between September 18, 2015 and December 31, 2015, the Bank will only pay up to $5 thousand towards such medical coverage. Employees who retired after December 31, 2015 may not participate in the employer's group medical plan. Instead, the Bank will reimburse the retiree for up to $5 thousand (grossed up by 36.79% as of December 31, 2022) in medical costs. The reimbursement shall terminate at any time during the five-year period if the retired employee obtains other employment or the retired employee dies.

The following tables provide a reconciliation of the changes in the plan's health and life insurance benefit obligations and fair value of plan assets for the years ended December 31, 2022 and 2021, and a statement of the funded status at December 31, 2022 and 2021.

(In thousands)	December 31,			
Change in benefit obligations:	**2022**		**2021**	
Benefit obligations, January 1	$	**399**	$	342
Service cost		**2**		2
Interest cost		**8**		9
Change in experience		**(30)**		73
Change in assumptions		**(67)**		(5)
Benefit payments		**(15)**		(22)
Benefit obligations, December 31	$	**297**	$	399
Change in fair value of plan assets:				
Fair value of plan assets, January 1	$	**—**	$	—
Employer contributions		**15**		22
Benefit payments		**(15)**		(22)
Fair value of plan assets, December 31	$	**—**	$	—
Funded status at year end	$	**(297)**	$	(399)

Mid Penn has capped the benefit to future retirees under its post-retirement health benefit plan. Employees who had achieved ten years of service as of January 1, 2008 and subsequently retire after at least 20 years of service are eligible for reimbursement of major medical insurance premiums up to $5 thousand, if the employee has not yet reached age 65. Upon becoming eligible for Medicare, Mid Penn will reimburse up to $5 thousand in premiums for Medicare Advantage or a similar supplemental coverage. The maximum reimbursement period will not exceed five years regardless of retirement age and will end upon the participant obtaining other employment or the participant's death.

The amount recognized in other liabilities on the Consolidated Balance Sheets at December 31, is as follows:

(In thousands)	2022		2021	
Accrued benefit liability	$	297	$	399

The amounts recognized in accumulated other comprehensive loss (income) as of December 31 consist of:

(In thousands)	2022		2021	
Net (gain) loss, pretax	$	(18)	$	82
Net prior service cost, pretax		10		(15)

The accumulated benefit obligation for health and life insurance plans was $297 thousand and $399 thousand at December 31, 2022 and 2021, respectively.

MID PENN BANCORP, INC.

The components of net periodic postretirement benefit (income) cost for 2022, 2021 and 2020 are as follows:

(In thousands)	2022	2021	2020
Service cost	$ 2	$ 2	$ 3
Interest cost	8	9	13
Amortization of prior service cost	(24)	(25)	(25)
Amortization of net loss	2	9	—
Net periodic postretirement benefit income	$ (12)	$ (5)	$ (9)

Assumptions used in the measurement of Mid Penn's benefit obligations at December 31 are as follows:

Weighted-average assumptions:	2022	2021
Discount rate	4.90 %	2.40 %
Rate of compensation increase	—	2.00

Assumptions used in the measurement of Mid Penn's net periodic benefit cost for the years ended December 31 are as follows:

Weighted-average assumptions:	2022	2021	2020
Discount rate	2.40 %	2.25 %	3.00 %
Rate of compensation increase	—	2.00	2.00

Assumed health care cost trend rates at December 31 are as follows:

	2022	2021	2020
Health care cost trend rate assumed for next year	6.50%	5.50%	5.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.50%	5.40%	5.40%
Year that the rate reaches the ultimate trend rate	2026	2024	2024

The following table shows the estimated benefit payments for future periods:

(In thousands)	
2023	$ 31
2024	27
2025	32
2026	27
2027	25
2028-2032	141

MID PENN BANCORP, INC.

Directors' Retirement Plan - Mid Penn has an unfunded defined benefit retirement plan ("Director's Plan") for directors with benefits based on years of service.

The following tables provide a reconciliation of the changes in the Director's Plan benefit obligations and fair value of plan assets for the years ended December 31, 2022 and 2021, and a statement of the status at December 31, 2022 and 2021. This Plan is unfunded.

(In thousands)	December 31,	
	2022	**2021**
Change in benefit obligations:		
Benefit obligations, January 1	$ **1,195**	$ 1,142
Service cost	**75**	47
Interest cost	**30**	26
Actuarial loss	**103**	61
Change in assumptions	**(23)**	25
Benefit payments	**(81)**	(106)
Benefit obligations, December 31	$ **1,299**	$ 1,195
Change in fair value of plan assets:		
Fair value of plan assets, January 1	$ **—**	$ —
Employer contributions	**81**	106
Benefit payments	**(81)**	(106)
Fair value of plan assets,	$ **—**	$ —
Funded status at year end	$ **(1,299)**	$ (1,195)

Amounts recognized in other liabilities on the Consolidated Balance Sheet at December 31 are as follows:

(In thousands)	2022	2021
Accrued benefit liability	$ **1,299**	$ 1,195

Amounts recognized in accumulated other comprehensive loss (income) as of December 31 consist of:

(In thousands)	2022	2021
Net prior service cost, pretax	$ **—**	$ —
Net loss, pretax	**248**	189

The accumulated benefit obligation for the retirement plan was $1.3 million and $1.2 million at December 31, 2022 and 2021, respectively.

The components of net periodic retirement cost for 2022, 2021 and 2020 are as follows:

(In thousands)	2022	2021	2020
Service cost	$ **75**	$ 47	$ 49
Interest cost	**30**	26	31
Amortization of net loss	**20**	7	—
Net periodic retirement cost	$ **125**	$ 80	$ 80

MID PENN BANCORP, INC.

Assumptions used in the measurement of Mid Penn's benefit obligations at December 31 are as follows:

Weighted-average assumptions:	2022	2021
Discount rate	4.90%	2.40%
Change in consumer price index	7.00	1.40

Assumptions used in the measurement of Mid Penn's net periodic benefit cost for the years ended December 31 are as follows:

Weighted-average assumptions:	2022	2021	2020
Discount rate	4.90%	2.40%	2.25%
Change in consumer price index	7.00	1.40	1.00

The following table shows the estimated benefit payments for future periods:

(In thousands)	
2023	$ 110
2024	104
2025	108
2026	106
2027	94
2028-2032	485

The Bank is the owner and beneficiary of insurance policies on the lives of certain officers and directors, which informally fund the retirement plan obligation. The aggregate cash surrender value of these policies was $4.1 million at both December 31, 2022 and 2021.

Scottdale Defined Benefit Pension Plan - As a result of the acquisition of Scottdale on January 8, 2018, Mid Penn has assumed a noncontributory defined benefit pension plan ("Scottdale Plan") covering certain former employees of Scottdale. After the acquisition, Mid Penn does not allow for any further participants to join the Plan. Mid Penn's policy is to fund pension benefits as accrued. The Scottdale Plan's assets are managed by the trust department of the Bank and were primarily invested in corporate equity securities at the time of acquisition but have since been diversified into a more conservative investment profile, including fixed income debt securities. The investment objective of the plan is "Balanced" to provide relatively stable growth from assets offset by a moderate level of income with target portfolio allocations of up to 20% cash, 30-50% fixed income securities, and 40-60% equity securities. The valuation of the plan's assets is subject to market fluctuations.

For the year ended December 31, 2021, Mid Penn recognized $47 thousand of settlement gains, as a result of certain lump sum payouts to participants of the Scottdale Plan. The settlement gains were recorded in noninterest income as a component of other income in the Consolidated Statements of Income for the year ended December 31, 2021. There were no lump sum payouts to participants of the Scottdale Plan for the year ended December 31, 2022.

MID PENN BANCORP, INC.

The following tables provide a reconciliation of the changes in the Scottdale Plan's benefit obligations and fair value of plan assets for the year ended December 31, 2022 and 2021, and a statement of the status at December 31, 2022 and 2021:

(In thousands)	December 31,	
Change in benefit obligations:	2022	2021
Benefit obligations, January 1	$ 4,844	$ 5,401
Service cost	69	83
Interest cost	144	134
Actuarial gain	(1,096)	(309)
Settlement payments	—	(378)
Benefit payments	(156)	(87)
Benefit obligations, December 31	$ 3,805	$ 4,844
Change in fair value of plan assets:		
Fair value of plan assets, January 1	$ 5,302	$ 4,939
Return on plan assets	(385)	582
Employer contributions	—	285
Benefit payments	(156)	(87)
Administrative expenses	(39)	(39)
Settlement payments	—	(378)
Fair value of plan assets, December 31	$ 4,722	$ 5,302
Funded status at year end	$ 917	$ 458

Amounts recognized on the Consolidated Balance Sheets at December 31 are as follows:

(In thousands)	2022	2021
Accrued pension benefit asset	$ (917)	$ (458)

Amounts recognized in accumulated other comprehensive loss consist of the following as of December 31:

(In thousands)	2022	2021
Unrecognized actuarial gain	$ 1,030	$ 602

The accumulated benefit obligation for the retirement plan was $3.8 million and $4.8 million at December 31, 2022 and 2021, respectively.

The components of net periodic retirement cost for December 31 are as follows:

(In thousands)	2022	2021
Service cost	$ 69	$ 83
Interest cost	144	134
Expected return on plan assets	237	(227)
Recognized net actuarial gain	(7)	—
Net periodic retirement income	$ (31)	$ (10)

MID PENN BANCORP, INC.

Assumptions used in the measurement of Mid Penn's benefit obligations and net periodic pension costs at December 31 are as follows:

Weighted-average assumptions:	2022	2021
Discount rate	**5.25%**	3.00%
Expected long-term return on plan assets	**4.50**	4.50
Rate of compensation increases	**2.50**	2.50

The following table presents a summary of the Scottdale Plan's assets at fair value and the weighted-average asset allocations by investment category as of December 31:

	Estimated Fair Value	Percentage of Total Assets	Estimated Fair Value	Percentage of Total Assets
(Dollars in thousands)	2022		2021	
Cash and cash equivalents	$ 108	2.3 %	$ 670	12.6 %
Common stock	2,773	58.7	3,221	60.8
Corporate bonds	1,841	39.0	1,411	26.6
	$ 4,722	100.0 %	$ 5,302	100.0 %

The description of the valuation methodologies used for assets measured at fair value is disclosed below.

Common Stocks

Valued at the closing price reported on the active market on which the individual securities are traded and therefore would be categorized as Level 1 assets under the fair value hierarchy.

Corporate Bonds

Valued using matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather relying on the securities' relationship to other benchmark quoted prices and therefore would be categorized as Level 2 assets under the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table shows the estimated benefit payments for future periods.

(In thousands)	
2023	$ 91
2024	202
2025	251
2026	248
2027	277
2028-2032	1,555

Riverview Defined Benefit Plan - As a result of the Riverview Acquisition on November 30, 2021, Mid Penn has assumed noncontributory defined benefit pension plans ("Riverview Plans") covering certain former employees of Riverview (or its predecessor-in-interest) as follows:

Pursuant to the consolidation with Union Bancorp, Inc. ("Union") effective November 1, 2013, Riverview assumed Union's noncontributory defined benefit pension plan, which substantially covered all Union employees. The plan benefits were based on average salary and years of service. Union elected to freeze all benefits earned under the plan effective January 1, 2007.

MID PENN BANCORP, INC.

Riverview also assumed responsibility of Citizens National Bank of Meyersdale's ("Citizens") noncontributory defined benefit pension plan effective as of the December 31, 2015 merger date. The plan substantially covered all Citizens employees, and the plan benefits were based on average salary and years of service. Citizens elected to freeze all benefits earned under the plan effective January 1, 2013.

As a result of a merger effective October 1, 2017, Riverview assumed responsibility of CBT Financial Corp's ("CBT") postretirement benefits plan, which is an unfunded postretirement benefit plan covering health insurance costs and post-retirement life insurance benefits for certain retirees.

Subsequent to the Riverview Acquisition, Mid Penn disallowed any further participants to join the Riverview Plans. Mid Penn's policy is to fund pension and post-retirement benefits as accrued. The Riverview Plans' assets are managed by a third party and were primarily invested in a combination of cash and cash equivalents, equity securities and fixed income securities at the time of acquisition. The valuation of the Riverview Plans' assets is subject to market fluctuations.

The following tables provide a reconciliation of the changes in the Riverview Plans' benefit obligations and fair value of plan assets for year ended December 31, 2022 and the one-month period beginning with the November 30, 2021 acquisition date and ended December 31, 2021, and a statement of the status at December 31, 2022 and 2021.

(In thousands)

Change in benefit obligations:		2022		2021
Benefit obligations, January 1	$	8,165	$	8,278
Interest cost		223		19
Actuarial gain		(1,407)		(86)
Benefit payments		(557)		(46)
Benefit obligations, December 31	$	6,424	$	8,165
Change in fair value of plan assets:				
Fair value of plan assets, January 1,	$	8,984	$	8,894
Return on plan assets		(1,709)		136
Contributions		2		—
Benefit payments		(557)		(46)
Fair value of plan assets, December 31	$	6,720	$	8,984
Funded status at year end	$	296	$	819

Amounts recognized in other liabilities on the Consolidated Balance Sheets as of December 31 are as follows:

(In thousands)

		2022		2021
Accrued pension benefit asset	$	(296)	$	(819)

As of December 31, 2022 amounts related to the Riverview Plans that have been recognized in accumulated other comprehensive loss but not yet recognized as a component of net periodic pension cost are as follows:

(In thousands)

		2022		2021
Unrecognized actuarial (loss) gain	$	(824)	$	176

MID PENN BANCORP, INC.

The components of net periodic pension and postretirement benefit cost for the year ended December 31, 2022 and for November 30, 2021 to December 31, 2021 are as follows:

(In thousands)	2022	2021
Interest cost	$ 223	$ 19
Expected return on plan assets	(522)	(46)
Net periodic pension benefit	$ (299)	$ (27)

(In thousands)	2022	2021
Service credit	$ —	$ —
Interest cost	1	—
Unrecognized gain	(1)	$ —
Net periodic postretirement benefit	$ —	$ —

The accumulated benefit obligation was $6.4 million and $8.2 million at December 31, 2022 and 2021, respectively, for the Riverview Plans.

Weighted average assumptions used in the measurement of Mid Penn's benefit obligations and net periodic pension costs at December 31, 2022 and 2021 are as follows:

	Pension Benefits		Postretirement Life Insurance Benefits
2022	Union	Citizens	Citizens
Discount rate	2.83 %	2.83 %	3.00 %
Expected long-term return on plan assets	6.00	6.00	n/a
2021			
Discount rate	2.75 %	2.75 %	2.75 %
Expected long-term return on plan assets	6.25	6.25	n/a

The following summarizes the actuarial assumptions used for the Riverview Plans:

For the pension plan, the selected long-term rate of return on plan assets was primarily based on the asset allocation of the plan's assets. Analysis of the historic returns on these asset classes and projections of expected future returns were considered in setting the long-term rate of return.

The benefit offered under the postretirement benefits plan is fixed; therefore, the accumulated postretirement benefit obligation is not impacted by health care cost trends or the rate of compensation increase.

MID PENN BANCORP, INC.

The following table presents a summary of the Riverview Plan's assets at fair value and the weighted-average asset allocations by investment category as of December 31:

	Estimated Fair Value	Percentage of Total Assets	Estimated Fair Value	Percentage of Total Assets
Weighted-average asset allocations:	**2022**		**2021**	
Cash and cash equivalents	$ 69	1.0 %	$ 133	1.5 %
Mutual fund - equity	2,411	35.9	3,310	36.8
Mutual fund / EFTs - fixed income	3,906	58.1	5,155	57.4
Common / collective trusts equity	334	5.0	386	4.3
	$ 6,720	100 %	$ 8,984	100 %

The valuation used is based on quoted market prices provided by an independent third party. The fair values of mutual fund investments are considered Level 1 assess in the fair value hierarchy and the collective trusts equity are considered Level 2 assets.

The following table shows the estimated benefit payments for future periods.

(In thousands)	Pension Benefits	Postretirement Life Insurance Benefits
2023	$ 551	$ 3
2024	536	3
2025	517	3
2026	504	3
2027	488	2
2028-2032	2,293	9

Note 15 - Other Benefit Plans

Mid Penn maintains several benefit plans for both current and former employees of the Corporation. Liabilities related to the plans are recorded in other liabilities on the balance sheet, and aggregate cash surrender values assets related to the life insurance plans are recorded in the cash surrender value of life insurance line item on the balance sheet. Significant aspects of the plans are detailed below.

Defined-Contribution 401(k) Plan - The Bank has a 401(k) plan that covers substantially all employees. The plan allows employees to contribute a portion of their salaries and wages to the plan and provides for Mid Penn to match a portion of employee-elected salary deferrals, subject to certain percentage maximums of their salaries and wages. The Corporation's contribution to the 401(k) Plan was $1.4 million, $1.1 million, and $913 thousand for the years ending December 31, 2022, 2021, and 2020, respectively and is included as a component of salaries and benefits expense in the Consolidated Statements of Income. The plan also includes a funded contributory profit sharing provision for substantially all employees which is funded annually when applicable. The Corporation did not make a profit sharing contribution to the plan in 2022, 2021, or 2020.

During 2021, Mid Penn assumed the 401(k) plan of Riverview. Riverview maintained a contributory 401(k) retirement plan for all eligible employees. The plan was frozen and all contributions were suspended subsequent to the merger. During the year ended December 31, 2022, the Riverview plan was terminated, and all remaining assets were either transferred to the Mid Penn 401(k) Plan or distributed to former employee participants.

Deferred Compensation Plan - Mid Penn has a directors' deferred compensation plan, which allows directors to defer receipt of director fees for a specified period in order to provide future retirement income. At December 31, 2022 and 2021, the Corporation accrued a liability of $1.9 million and $1.6 million, respectively, for this plan. The expense related to the

MID PENN BANCORP, INC.

plan was $64 thousand, $35 thousand and $42 thousand in 2022, 2021 and 2020, respectively, and is included as a component of other expense in the Consolidated Statements of Income.

Supplemental Executive Retirement Plan - On September 6, 2022, Mid Penn entered into new or amended and restated supplemental executive retirement plan agreements ("SERPs") with five named executive officers and three other members of the Bank's executive management team. Each SERP provides for the monthly payment of a fixed cash benefit over a period of 15 years, commencing on the first day of the month following the Executive's separation from service: (i) occurring on or after reaching normal retirement age (age 70); (ii) due to disability; (iii) due to death; or (iv) within two years following a change in control of the Bank. The annual benefit vests over a term of four to ten years, with a portion of the annual benefit having previously vested for several of the participants. Any unvested portion of the benefit fully vests upon a change in control of the Bank. The accrued liability for the supplemental retirement plans was $1.8 million and $1.2 million at December 31, 2022 and 2021, respectively. The expense related to the plan was $609 thousand, $625 thousand and $299 thousand in 2022, 2021 and 2020, respectively and is included as a component of salaries and benefits expense in the Consolidated Statements of Income.

Split Dollar Life Insurance Arrangements - At December 31, 2022 and 2021, the Bank had Split Dollar Life Insurance arrangements with two former executives for which the aggregate collateral assignment and cash surrender values are approximately $1.4 million for December 31, 2022 and 2021. Mid Penn acquired Phoenix's Split Dollar Life Insurance arrangements in 2015 on select employees, which had aggregate cash surrender values of $4.3 million and $4.2 million at December 31, 2022 and 2021. Mid Penn acquired First Priority's Split Dollar Life Insurance arrangements in 2018 on select employees, which had aggregate cash surrender values of $3.6 million at both December 31, 2022 and 2021. Mid Penn acquired Riverview's Split Dollar Life Insurance arrangements in 2021 on select employees, which had aggregate cash surrender values of $2.0 million at both December 31, 2022 and 2021.

Rabbi Trust - As a result of the November 30, 2021 acquisition of Riverview, Mid Penn assumed certain benefit plan liabilities related to compensation arrangements totaling $7.7 million within other liabilities on the Consolidated Balance Sheets, including certain executive non-qualified retirement benefits, deferred compensation plans, and executive employment and separation agreements associated with Riverview.

The details of the compensation arrangements for the years ended December 31 include:

(In thousands)	**Fully Funded Gross Amounts**	
Compensation Arrangements	**2022**	**2021**
Supplemental executive retirement agreements	$ 1,316	$ 1,916
Executive deferred compensation agreement	1,638	1,908
Director deferred fee agreement	41	116
Executive employment agreements	1,502	3,349
Separation agreement	194	419
Total compensation agreements	$ 4,691	$ 7,708

The obligations are fully funded through a Rabbi Trust having a cash balance of $4.9 million and $7.7 million within other assets on the Consolidated Balance Sheets as of December 31, 2022 and 2021 to provide a source of funds in satisfying the obligations under the respective compensation arrangements.

MID PENN BANCORP, INC.

Note 16 - Income Taxes

Significant components of the Corporation's net deferred tax asset at December 31, 2022 and 2021 are shown below.

(In thousands)		2022		2021
Deferred tax assets:				
Allowance for loan losses	$	3,981	$	3,065
Loan fees		898		1,409
Deferred compensation		1,115		2,661
Benefit plans		56		98
Unrealized loss on securities		5,137		63
Lease adjustments		193		485
Business combination adjustments		2,066		4,067
Acquired NOL, Section 1231, and charitable contribution carryforwards		686		745
Rabbi Trust		985		—
Riverview AMT credits		771		777
Riverview subordinated debt fair value adjustment		353		—
Software renewal costs		420		525
Other		892		513
		17,553		14,408
Deferred tax liabilities:				
Depreciation		(1,175)		(843)
Bond accretion		(97)		(39)
Goodwill and intangibles		(362)		(364)
Prepaid expenses		(797)		(706)
Business combination adjustments		(398)		(547)
Benefit plans		(1,049)		(1,130)
		(3,878)		(3,629)
Deferred tax asset, net	$	13,675	$	10,779

In assessing the Corporation's ability to realize deferred federal tax assets, management considers whether it is more likely than not some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and prudent, feasible and permissible as well as available tax planning strategies in making this assessment. At December 31, 2022, based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that Mid Penn will realize the benefits of these deferred tax assets and has no valuation allowances recorded against any components of its deferred tax asset, including the carryforward balances related to net operating losses ("NOL"), Section 1231 losses, and charitable contribution carryforwards.

At December 31, 2022, Mid Penn had NOL carryforwards of $577 thousand resulting from the November 30, 2021 acquisition of Riverview. These NOLs were assumed by Riverview in a previous acquisition and were generated during the tax years ended December 31, 2013, 2014, and 2015 and begin to expire in 2032. The Coronavirus Aid, Relief, and Economic Security ("CARES") Act, signed into law on March 27, 2020 to mitigate the economic effects of COVID-19, implemented a five-year carryback period for NOLs generated in tax years beginning in 2018, 2019, or 2020. As a result of this CARES Act provision, during the year ended December 31, 2021, Mid Penn filed the required federal tax returns to carryback NOLs to the 2017 tax year, comprised of (i) $1.2 million of NOLs generated in 2018 and acquired from Scottdale, and (ii) $1.2 million of NOLs generated in 2018 and acquired from First Priority. The carryback of these NOLs to the 2017 tax year when the tax rate was 34% (versus 21% in 2018) generated a federal tax benefit of $318 thousand recorded in the provision for income taxes on the Consolidated Statements of Income for the year ended December 31,

MID PENN BANCORP, INC.

2020. The remaining NOL balance of $119 thousand at December 31, 2020 was generated in the 2012 tax year, was acquired from First Priority, and expires in 2032. Mid Penn is limited to a deduction of the lesser of the available NOL carryforward or 80% of pre-NOL taxable income in a single tax year as set forth in the TCJA.

At December 31, 2022, Mid Penn had $43 thousand of charitable contribution carryforwards which were acquired from Riverview, while at December 31, 2021, Mid Penn had $57 thousand charitable contribution carryforwards. During the years ended December 31, 2022, 2021 and 2020, Mid Penn generated sufficient taxable income to utilize all charitable contribution carryforwards. Mid Penn expects to generate sufficient taxable income to utilize all charitable contribution carryforwards in the future.

The CARES Act also updated Alternative Minimum Tax ("AMT") credit rules to permit AMT credit to be 100% refundable in the 2018 tax year. As a result, during the year ended December 31, 2020, Mid Penn filed the required federal tax returns to request a full refund of the AMT credits that had been acquired from First Priority and Scottdale. During 2021, and as a result of the Riverview Acquisition, Mid Penn assumed $771 thousand of AMT credits to be used on future tax returns.

Acquired Section 1231 losses totaling $314 thousand were recorded as a result of filing the final First Priority return in 2019 and expired in 2022.

The annual usage of acquired NOL, charitable contribution carryforwards, and Section 1231 losses is limited by IRS Section 382 regulations. These limitations are calculated separately for each acquisition as the federal long-term tax-exempt rate at the date of acquisition multiplied by the valuation of the selling company as calculated in accordance with GAAP. As a result, the usage of acquired NOLs, charitable contribution carryforwards, AMT carryforwards, and Section 1231 losses to offset taxable income related to the Riverview Acquisition is limited to $2.0 million per year and $1.9 million per year for the First Priority Acquisition. All contribution carryforwards related to the Scottdale Acquisition were utilized as of December 31, 2022.

The provision for income taxes consists of the following:

(In thousands)		2022		2021		2020
Current tax provision						
Federal	$	10,212	$	6,178	$	6,340
State		67		70		157
Total current tax provision	$	10,279	$	6,248	$	6,497
Deferred tax expense (benefit)						
Federal	$	2,262	$	484	$	(1,367)
State		—		—		—
Total deferred tax expense (benefit)		2,262		484		(1,367)
Total provision for income taxes	$	12,541	$	6,732	$	5,130

MID PENN BANCORP, INC.

A reconciliation of the federal income tax provision at the statutory rate of 21% for 2022, 2021 and 2020 to Mid Penn's actual federal income tax provision at its effective rate is as follows:

(In thousands)	2022	2021	2020
Provision at the expected statutory rate	$ 14,143	$ 7,571	$ 6,581
Low income housing partnership tax credits	(929)	(853)	(861)
Effect of tax-exempt income	(614)	(477)	(499)
Effect of investment in life insurance	(203)	(75)	(63)
Nondeductible merger and acquisition expense	60	364	—
State income taxes, net of federal tax benefit	53	55	124
Nondeductible interest	20	14	26
Other items	11	133	(178)
Provision for income taxes	$ 12,541	$ 6,732	$ 5,130

Mid Penn has no unrecognized tax benefits that, if recognized, would favorably affect the effective income tax rate in future periods. Mid Penn does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months.

No amounts for interest and penalties were recorded in income tax expense in the Consolidated Statement of Income for the years ended December 31, 2022, 2021, or 2020. There were no amounts accrued for interest and penalties at December 31, 2022 or 2021.

Mid Penn and its subsidiaries are subject to U.S. federal income tax and income tax for the states of Pennsylvania, New Jersey, and Maryland. With limited exceptions, Mid Penn is no longer subject to examination by taxing authorities for years before 2017.

Note 17 - Regulatory Matters

The Corporation and the Bank are subject to regulatory capital requirements administered by banking regulators. Failure to meet minimum capital requirements can trigger certain mandatory, and possibly additional discretionary, actions by the regulators that if, undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory account practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

As of December 31, 2022 and 2021, the Corporation and the Bank met all capital adequacy requirements and the Bank was considered "well-capitalized". However, future changes in regulations could increase capital requirements and may have an adverse effect on capital resources.

Minimum regulatory capital requirements established by Basel III rules require the Corporation and the Bank to:

- Meet a minimum Common Equity Tier I capital ratio of 4.5% of risk-weighted assets;

- Meet a minimum Tier I capital ratio of 6.0% of risk-weighted assets;

- Meet a minimum Total capital ratio of 8.0% of risk-weighted assets;

- Meet a minimum Tier I leverage capital ratio of 4.0% of average assets;

- Maintain a "capital conservation buffer" of 2.5% above the minimum risk-based capital requirements, which must be maintained to avoid restrictions on capital distributions and certain discretionary bonuses; and

- Comply with the definition of capital to improve the ability of regulatory capital instruments to absorb losses.

MID PENN BANCORP, INC.

The Basel III Rules use a standardized approach for risk weightings. The rules provide that the failure to maintain the "capital conservation buffer" results in restrictions on capital distributions and discretionary cash bonus payments to executive officers. As a result, under the Basel III Rules, if the Bank fails to maintain the required minimum capital conservation buffer, the Corporation will be subject to limits, and possibly prohibitions, on its ability to obtain capital distributions from the Bank. If the Corporation does not receive sufficient cash dividends from the Bank, it may not have sufficient funds to pay dividends on its common stock, service its debt obligations or repurchase its common stock.

Certain restrictions exist regarding the ability of the Bank to transfer funds to the Corporation in the form of cash dividends, loans, or advances. The amount of dividends that may be paid from the Bank to the Corporation in any calendar year is limited to the Bank’s current year’s net profits, combined with the retained net profits of the preceding two years. For the year ended December 31, 2022, $60.3 million of undistributed earnings of the Bank, included in the consolidated shareholders’ equity balance, was available for distribution to the Corporation as dividends without prior regulatory approval, subject to regulatory capital requirements below.

The following tables present the regulatory capital levels, leverage ratios, and risk-based capital ratios as of December 31:

	Actual		Minimum for Basel III Capital Adequacy		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	**Amount**	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
Mid Penn Bancorp, Inc.						
2022						
Tier 1 Capital (to Average Assets)	**$ 410,494**	**9.6%**	**$ 171,500**	**4.0%**	**N/A**	**N/A**
Common Equity Tier 1 Capital (to Risk Weighted Assets)	**410,494**	**11.2**	**257,130**	**7.0**	**N/A**	**N/A**
Tier 1 Capital (to Risk Weighted Assets)	**410,494**	**11.2**	**312,229**	**8.5**	**N/A**	**N/A**
Total Capital (to Risk Weighted Assets)	**484,477**	**13.2**	**385,695**	**10.5**	**N/A**	**N/A**
Mid Penn Bank						
2022						
Tier 1 Capital (to Average Assets)	**$ 463,964**	**10.8%**	**$ 171,398**	**4.0%**	**$ 214,248**	**5.0%**
Common Equity Tier 1 Capital (to Risk Weighted Assets)	**463,964**	**12.6**	**256,895**	**7.0**	**238,545**	**6.5**
Tier 1 Capital (to Risk Weighted Assets)	**463,964**	**12.6**	**311,943**	**8.5**	**293,594**	**8.0**
Total Capital (to Risk Weighted Assets)	**483,006**	**13.2**	**385,342**	**10.5**	**366,992**	**10.0**
Mid Penn Bancorp, Inc.						
2021						
Tier 1 Capital (to Average Assets)	$ 374,368	8.1%	$ 185,764	4.0%	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	365,084	11.7	217,579	7.0	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	374,368	12.0	264,203	8.5	N/A	N/A
Total Capital (to Risk Weighted Assets)	452,527	14.6	326,369	10.5	N/A	N/A
Mid Penn Bank						
2021						
Tier 1 Capital (to Average Assets)	$ 398,773	8.6%	$ 185,721	4.0%	$ 232,151	5.0%
Common Equity Tier 1 Capital (to Risk Weighted Assets)	398,773	12.8	217,446	7.0	201,914	6.5
Tier 1 Capital (to Risk Weighted Assets)	398,773	12.8	264,041	8.5	248,510	8.0
Total Capital (to Risk Weighted Assets)	413,442	13.3	326,169	10.5	$ 310,637	10.0

MID PENN BANCORP, INC.

Note 18 - Commitments and Contingencies

Commitments - During the second quarter of 2020 Mid Penn's Board of Directors approved Mid Penn Bank to enter into a commitment to purchase a limited partnership interest in a low-income housing project to construct thirty-nine apartments and common amenities in Cumberland County, Pennsylvania. All of the units are expected to qualify for Federal Low-Income Housing Tax Credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment is expected to be $10.8 million which will be paid in installments over the course of construction of the low-income housing facilities. The investment in the limited partnership will be reported in other assets on the balance sheet and amortized over a ten-year period. The project has been conditionally awarded $1.2 million in annual LIHTCs by the Pennsylvania Housing Finance Agency, with a total anticipated LIHTC amount of $12.0 million to be received by Mid Penn over the ten-year amortization period. Mid Penn's commitment to purchase the limited partnership interest is conditional upon the review and approval of all closing documents, an opinion letter for tax counsel to the Partnership that the project qualifies for the LIHTCs and review and approval by Mid Penn of other documents it may deem necessary.

As a result of the Riverview Acquisition on November 30, 2021, Mid Penn assumed a commitment to purchase a limited partnership interest in a low-income housing project to preserve and rehabilitate three buildings consisting of 17 apartments and two commercial shops in Tamaqua, Schuylkill County. All the units are expected to qualify for Federal Low-Income Housing Tax Credits ("LIHTCs") as provided for in Section 42 of the Internal Revenue Code of 1986, as amended. Mid Penn's limited partner capital contribution commitment is expected to be $4.4 million which will be paid in installments over the course of construction of the low-income housing facilities. The investment in the limited partnership will be reported in other assets on the balance sheet and amortized over a ten-year period. Additionally, the agreement commits Mid Penn to a construction loan in the maximum principal amount of $3.5 million which will bear interest at 5.5% annum with a term of twenty-four months. The project has been conditionally awarded $484 thousand in annual LIHTCs by the Pennsylvania Housing Finance Agency, with a total anticipated LIHTC amount of $4.8 million to be received by Mid Penn over the ten-year amortization period. Mid Penn's commitment to purchase the limited partnership interest is conditional upon the review and approval of all closing documents, an opinion letter for tax counsel to the Partnership that the project qualifies for the LIHTCs and review and approval by Mid Penn of other documents it may deem necessary.

Contingencies - As of December 31, 2022 and 2021, Mid Penn received a total of $3.8 million and $38.9 million, respectively, of nonrefundable loan processing fees related to the loans disbursed as a result of Mid Penn's participation in the SBA's Paycheck Protection Program ("PPP"). These fees, and any offsetting loan origination costs, were deferred in accordance with FASB ASC 310-20, Receivables—Nonrefundable Fees and Other Costs, and have since been and will continue to be amortized to interest and fees on loans and leases on the Consolidated Statements of Income over the life of the respective loans.

As of December 31, 2022, Mid Penn is not aware of any PPP loans outstanding, or for which fees have been received from the SBA, that have been cancelled, terminated, or repaid due to a borrower being determined to be ineligible for a PPP loan.

Litigation - Mid Penn is subject to lawsuits and claims arising out of its normal conduct of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial condition of Mid Penn.

MID PENN BANCORP, INC.
Note 19 - Earnings Per Share

The following table presents the computation of basic and diluted EPS:

(In thousands, except per share data)

	2022	2021	2020
Net income	$ 54,806	$ 29,319	$ 26,209
Weighted average shares outstanding (basic)	15,912,877	10,806,009	8,439,427
Effect of dilutive unvested restricted stock grants	21,758	13,570	3,665
Weighted average shares outstanding (diluted)	15,934,635	10,819,579	8,443,092
Basic earnings per common share	$ 3.44	$ 2.71	$ 3.11
Diluted earnings per common share	3.44	2.71	3.10

There were no antidilutive shares at December 31, 2022, 2021, and 2020.

As previously announced on a Form 8-K on May 4, 2021, Mid Penn completed an underwritten public offering of 2,990,000 shares of common stock at a price of $25.00 per share, with the aggregate gross proceeds of the offering totaling $74.8 million before underwriting discounts and offering expenses. The net proceeds of the offering after deducting the underwriting discount and other offering expenses were $70.2 million. Additionally, as previously announced on a Form 8-K on December 1, 2021, Mid Penn issued 4,519,776 shares of common stock as a result of the merger with Riverview on November 30, 2021. The additional shares issued on May 4, 2021 and November 30, 2021 significantly impacted the weighted average number of shares outstanding used for the year ended December 31, 2022 earnings per share calculations.

Note 20 - Shareholders' Equity

Accumulated Other Comprehensive Loss (Income)

The components of accumulated other comprehensive loss (income), net of taxes, are as follows:

(In thousands)	Unrealized Loss on Securities	Defined Benefit Plans	Total
Balance at December 31, 2019	$ (128)	$ 471	$ 343
OCI before reclassifications	494	(503)	(9)
Amounts reclassified from AOCI	(369)	(22)	(391)
Balance - December 31, 2020	(3)	(54)	(57)
OCI before reclassifications	(190)	511	321
Amounts reclassified from AOCI	(62)	(44)	(106)
Balance - December 31, 2021	(255)	413	158
OCI before reclassifications	(19,072)	(294)	(19,366)
Amounts reclassified from AOCI	—	(8)	(8)
Balance - December 31, 2022	$ (19,327)	$ 111	$ (19,216)

Treasury Stock Repurchase Program

Mid Penn adopted a treasury stock repurchase program ("Repurchase Program") and it was extended through March 19, 2023 by Mid Penn's Board of Directors on March 23, 2022. The Repurchase Program authorized the repurchase of up to $15.0 million of Mid Penn's outstanding common stock, which represented approximately 3.5% of the issued shares based

MID PENN BANCORP, INC.

on Mid Penn's closing stock price and shares issued as of March 31, 2022. Under the Repurchase Program, Mid Penn may conduct repurchases of its common stock through open market transactions (which may be by means of a trading plan adopted under SEC Rule 10b5-1) or in privately negotiated transactions. Repurchases under the Repurchase Program are made at the discretion of management and are subject to market conditions and other factors. There is no guarantee as to the exact number of shares that Mid Penn may repurchase.

The Repurchase Program may be modified, suspended or terminated at any time, in Mid Penn's discretion, based upon a number of factors, including liquidity, market conditions, the availability of alternative investment opportunities and other factors Mid Penn deems appropriate. The Repurchase Program does not obligate Mid Penn to repurchase any shares.

Mid Penn repurchased 109,891 shares during 2022 at an average price per share of $26.91 under its share repurchase program. As of December 31, 2022, Mid Penn had repurchased 208,343 shares of common stock at an average price of $23.42 per share under the Repurchase Program. The Repurchase Program had $10.1 million remaining available for repurchase as of December 31, 2022.

Dividend Reinvestment Plan

Under Mid Penn's amended and restated dividend reinvestment plan ("DRIP"), 300,000 shares of Mid Penn's authorized but unissued common stock are reserved for issuance. The DRIP also allows for voluntary cash payments, within specified limits, to be used for the purchase of additional shares.

Note 21 - Stock-Based Compensation Plans

The following table presents compensation expense and related tax benefits for restricted stock awards recognized on the Consolidated Statements of Income:

(In thousands)	2022	2021	2020
Compensation expense	$ 1,142	$ 696	$ 414
Tax benefit	(240)	(146)	(87)
Net income effect	$ 902	$ 550	$ 327

The tax benefits were calculated using Mid Penn's federal statutory tax rate of 21%. Mid Penn may grant awards not exceeding, in the aggregate, 200,000 shares of common stock under the 2014 Restricted Stock Plan, which was amended in 2020. The Plan was established for employees and directors of Mid Penn and the Bank, selected by the Compensation Committee of the Board of Directors, to align the interest of plan participants with those of Mid Penn's shareholders.

Share-based compensation expense relating to restricted stock is calculated using grant date fair value and is recognized on a straight-line basis over the vesting periods of the awards. Generally, restricted shares granted to employees vest in equal amounts on the anniversary of the grant date over a 4-year vesting period, and the expense is a component of salaries and benefits expense on the Consolidated Statements of Income. Restricted shares granted to directors have a 12-month vesting period, and the expense is a component of directors' fees and benefits within the other expense line item on the Consolidated Statements of Income.

MID PENN BANCORP, INC.

The following table presents information regarding the non-vested restricted stock for the year ended December 31, 2022:

	Shares		Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2022	47,322	$	26.45
Vested	(25,175)		27.30
Forfeited	(200)		28.45
Granted	46,469		26.55
Non-vested at December 31, 2022	68,416		26.20

At December 31, 2022, there was $1.3 million of unrecognized compensation cost related to all non-vested share-based compensation awards, which will be recognized as compensation expense through June 2026 with a weighted average recognition period of 2.2 years. Mid Penn recognizes the impact of forfeitures as of the forfeiture date.

Note 22 - Parent Company Statements

CONDENSED BALANCE SHEETS

	December 31,			
(In thousands)	2022		2021	
ASSETS				
Cash and cash equivalents	$	1,849	$	44,825
Investment in subsidiaries		567,581		524,861
Other assets		845		1,604
Total assets	$	570,275	$	571,290
LIABILITIES AND SHAREHOLDERS' EQUITY				
Subordinated debt and trust preferred securities	$	56,941	$	74,274
Other liabilities		1,235		6,940
Shareholders' equity		512,099		490,076
Total liabilities and shareholders' equity	$	570,275	$	571,290

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,					
(In thousands)	2022		2021		2020	
Income						
Dividends from subsidiaries	$	—	$	3,897	$	7,537
Other income		1,130		35		13
Total Income		1,130		3,932		7,550
Expenses		7,333		15,391		3,715
(Loss) income before income tax and equity in undistributed earnings of subsidiaries		(6,203)		(11,459)		3,835
Income Tax Benefit		702		3,140		758
Equity in undistributed earnings of subsidiaries		60,307		37,638		21,616
Net Income	$	54,806	$	29,319	$	26,209

MID PENN BANCORP, INC.

 CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
(In thousands)	**2022**	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ **54,806**	$ 29,319	$ 26,209
Equity in undistributed earnings of subsidiaries	**(60,307)**	(37,638)	(21,616)
Stock based compensation	**1,142**	696	414
Amortization of debt issuance costs	**26**	26	32
Net change in other assets	**759**	(1,735)	89
Net change in other liabilities	**(6,285)**	13,356	9,687
Net cash (used in) provided by operating activities	**(9,859)**	4,024	14,815
CASH FLOWS FROM INVESTING ACTIVITIES			
Net cash paid for acquisition	**—**	(792)	—
Investment in subsidiary	**(1,787)**	(27,353)	(10,500)
Purchases of premises and equipment	**—**	—	—
Net cash used in investing activities	**(1,787)**	(28,145)	(10,500)
CASH FLOWS FROM FINANCING ACTIVITIES			
Dividends paid	**(12,735)**	(8,872)	(6,504)
Employee and Director Stock Purchase Plans stock issuance	**364**	307	295
Proceeds from issuance of common stock	**—**	70,545	—
Treasury stock purchased	**(2,957)**	(128)	(1,795)
Riverview restricted stock [1]	**776**	—	—
Subordinated debt and trust preferred securities (redemption) issuance	**(16,778)**	(6,870)	17,510
Other, net	**—**	(283)	—
Net cash (used in) provided by financing activities	**(31,330)**	54,699	9,506
Net (decrease) increase in cash and cash equivalents	**(42,976)**	30,578	13,821
Cash and cash equivalents, beginning of year	**44,825**	14,247	426
Cash and cash equivalents, end of year	$ **1,849**	$ 44,825	$ 14,247

 (1) Additionally, 2,500 shares of restricted stock were paid out in cash resulting in $776 thousand of cash consideration relating to stock awards.

MID PENN BANCORP, INC.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Mid Penn carried out an evaluation, under the supervision and with the participation of its management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of December 31, 2022. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded, as of December 31, 2022, that Mid Penn's disclosure controls and procedures were effective in recording, processing, summarizing, and reporting information required to be disclosed by Mid Penn within the time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to management to allow timely decisions regarding required disclosures. Management's Report on Internal Controls over Financial Reporting is located on page 49 of this report and is incorporated herein by reference.

Our independent registered public accounting firm, RSM US LLP, also attested to, and reported on, the effectiveness of Mid Penn's internal control over financial reporting as of December 31, 2022. RSM US LLP's attestation report appears in Part II, Item 8, "Financial Statements and Supplemental Data."

Changes in Internal Controls over Financial Reporting

There have been no changes in Mid Penn's internal control over financial reporting during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, Mid Penn's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item, relating to directors, executive officers, and control persons, is set forth under the captions "Executive Officers", "Information Regarding Director Nominees and Continuing Directors", "Delinquent Section 16(a) Reports", "Audit Committee Report", and "Governance of the Corporation" in Mid Penn's definitive proxy statement to be used in connection with the 2023 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

The Corporation has adopted a Code of Ethics that applies to directors, officers and employees of the Corporation and the Bank. The Corporation amended the Code of Ethics on January 26, 2022. A copy is posted under Governance Documents in the Corporate Information section under the Investors link on the Corporation's website, www.midpennbank.com. The Corporation's Code of Ethics may be viewed on the Mid Penn website at **www.midpennbank.com** or requested from the Corporate Secretary by telephone at 1-866-642-7736.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item, relating to executive compensation, is set forth under the captions "Compensation Discussion and Analysis", "Executive Compensation", "Potential Payments Upon Termination or Change In Control", "Information Regarding Director Nominees and Continuing Directors", "Compensation Committee Report", "Compensation Committee Interlocks and Insider Participation", and "Pay Versus Performance" of Mid Penn's definitive proxy statement to be used in connection with the 2023 Annual Meeting of Shareholders, which pages are incorporated herein by reference. In accordance with Items 402(v) and 407(e)(5) of Regulation S-K, the information set forth under the captions "Pay versus Performance" and "Compensation Committee Report" in such proxy statement will be deemed to be

MID PENN BANCORP, INC.

furnished in this Report and will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act as a result of furnishing the disclosure in this manner.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item, relating to beneficial ownership of Mid Penn's common stock, is set forth under the caption "Beneficial Ownership of Mid Penn Bancorp's Stock Held By Principal Shareholders and Management" of Mid Penn's definitive proxy statement to be used in connection with the 2023 Annual Meeting of Shareholders, which pages are incorporated herein by reference. All awards under the Mid Penn Bancorp, Inc. 2014 Restricted Stock Plan are in the form of restricted stock. Accordingly, they were not included in calculating the weighted-average exercise price because the shares of common stock will be issued for no consideration.

The following table provides information related to equity compensation plans as of December 31, 2022:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	68,416	—	40,536
Equity compensation plans not approved by security holders	—	—	—
Total	68,416	—	40,536

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item, relating to transactions with management and others, certain business relationships and indebtedness of management, is set forth under the captions "Certain Relationships and Related Transactions" and "Governance of the Corporation" of Mid Penn's definitive proxy statement to be used in connection with the 2022 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item, relating to the fees and services provided by Mid Penn's principal accountant, is set forth under the caption "Audit Committee Report" and "Proposal No. 5: Ratification of the Appointment of RSM US, LLP as the Corporation's Independent Registered Public Accounting Firm for 2023" of Mid Penn's definitive proxy statement to be used in connection with the 2023 Annual Meeting of Shareholders, which pages are incorporated herein by reference.

PART IV

ITEM 15. EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) Financial statements are incorporated by reference in Part II, Item 8 hereof.

      Reports of Independent Registered Public Accounting Firm

      Consolidated Balance Sheets

      Consolidated Statements of Income

      Consolidated Statements of Comprehensive Income

      Consolidated Statements of Changes in Shareholders' Equity

      Consolidated Statements of Cash Flows

      Notes to Consolidated Financial Statements

MID PENN BANCORP, INC.

(b) The financial statement schedules, required by Regulation S-X, are omitted because the information is either not applicable or is included elsewhere in the Consolidated Financial Statements.

(c) The following Exhibits are filed as part of this filing on Form 10-K, or incorporated by reference hereto:

2.1	Agreement and Plan of Merger, dated as of March 29, 2017, by and among Mid Penn Bancorp, Inc., Mid Penn Bank, and The Scottdale Bank and Trust Company (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on March 30, 2017.)
2.2	Agreement and Plan of Merger, dated as of January 16, 2018, by and between First Priority Financial Corp. and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on January 16, 2018.)
2.3	Agreement and Plan of Merger, dated as of June 30, 2021, by and between Riverview Financial Corporation and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on June 30, 2021.)
2.4	Agreement and Plan of Merger, dated as of December 20, 2022, by and between Brunswick Bancorp. and Mid Penn Bancorp, Inc. (Incorporated by reference to Exhibit 2.1 to Registrant's Current Report on Form 8-K filed on December 20, 2022.)
3(i)	The Registrant's amended Articles of Incorporation. (Incorporated by reference to Exhibit 3(i) to Registrant's Quarterly Report on Form 10-Q filed for the quarterly period ended June 30, 2019).
3(ii)	The Registrant's By-laws. (Incorporated by reference to Exhibit 3.1 of Registrant's Current Report on Form 8-K filed with the SEC on February 24, 2022.)
4.1	Description of Registrant's Securities (Incorporated by reference to Exhibit 4.1 to Registrant's Registration Statement on Form S-4 filed on September 13, 2021.)
10.1	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Joseph Paese dated September 6, 2022 - filed herewith.
10.2	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Joseph Paese dated September 6, 2022 - filed herewith.
10.3	Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Joseph Paese dated September 6, 2022 - filed herewith.
10.4	The Registrant's Dividend Reinvestment Plan, as amended and restated. (Incorporated by reference to Exhibit 99.1 of Registrant's Registration Statement on Form S-3, filed with the SEC on October 12, 2005.)
10.5	Mid Penn Bancorp, Inc. 2014 Restricted Stock Plan. (Incorporated by reference to Appendix A of Registrant's Definitive Proxy Statement on Schedule 14A as filed with the SEC on March 27, 2014.)
10.6	Form of Mid Penn Bancorp, Inc. Restricted Stock Agreement. (Incorporated by reference to Exhibit 10.4 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 12, 2018.)
10.7	Mid Penn Bancorp, Inc. Director Stock Purchase Plan (Incorporated by reference to Exhibit 99.1 of Registrant's Registration Statement on Form S-8, filed with the SEC on June 8, 2017.)
10.8	Amended and Restated Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022. (Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)
10.9	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Allison Johnson dated September 6, 2022. (Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.10	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Scott Micklewright dated September 6, 2022. (Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.11	Employment Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Justin T. Webb dated September 6, 2022. (Incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.12	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022. (Incorporated by reference to Exhibit 10.6 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.13	Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Allison Johnson dated September 6, 2022. (Incorporated by reference to Exhibit 10.7 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.14	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Scott Micklewright dated September 6, 2022. (Incorporated by reference to Exhibit 10.8 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.15	Amended and Restated Change in Control Agreement among Mid Penn Bancorp, Inc., Mid Penn Bank and Justin T. Webb dated September 6, 2022. (Incorporated by reference to Exhibit 10.9 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.16	Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Rory G. Ritrievi dated September 6, 2022. (Incorporated by reference to Exhibit 10.11 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.17	Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Allison Johnson dated September 6, 2022. (Incorporated by reference to Exhibit 10.12 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.18	Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Scott Micklewright dated September 6, 2022. (Incorporated by reference to Exhibit 10.13 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.19	Amended and Restated Supplemental Executive Retirement Plan Agreement between Mid Penn Bank and Justin T. Webb dated September 6, 2022. (Incorporated by reference to Exhibit 10.14 to Registrant's Current Report on Form 8-K filed with the SEC on September 9, 2022.)

10.20	Form of Director Deferred Fee Agreement (Incorporated by reference to Exhibit 10.13 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 15, 2021.)

10.21	Director Retirement Plan (Incorporated by reference to Exhibit 10.14 of the Registrant's Annual Report on Form 10-K filed with the SEC on March 15, 2021.)

21	Subsidiaries of Registrant

23	Consent of Independent Registered Public Accounting Firm

31.1	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer.

31.2	Rule 13a-14(a)/15d-14(a) Certification of the Principal Financial Officer.

32	Principal Executive and Financial Officer's §1350 Certifications.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

MID PENN BANCORP, INC.

101.SCH   Inline XBRL Taxonomy Extension Schema Document

101.CAL   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB   Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)

ITEM 16. FORM 10-K SUMMARY

None.

MID PENN BANCORP, INC.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MID PENN BANCORP, INC.
(Registrant)

By: /s/ Rory G. Ritrievi
_____
     Rory G. Ritrievi
     Chair, President and
     Chief Executive Officer
     (Principal Executive Officer)

Date: March 16, 2023

By: /s/ Allison S. Johnson
_____
     Allison S. Johnson
     Chief Financial Officer
     (Principal Financial Officer)

Date: March 16, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

MID PENN BANCORP, INC.

By: /s/ Rory G. Ritrievi   March 16, 2023
    Rory G. Ritrievi
    Chair, President, Chief Executive Officer and
    Director (Principal Executive Officer)

By: /s/ Allison S. Johnson   March 16, 2023
    Allison S. Johnson
    Chief Financial Officer (Principal Financial Officer)

By: /s/ Tracie D. Youngblood   March 16, 2023
    Tracie D. Youngblood
    Chief Accounting Officer (Principal Accounting Officer)

By: /s/ Robert A. Abel   March 16, 2023
    Robert A. Abel, Director

By: /s/ Kimberly J. Brumbaugh   March 16, 2023
    Kimberly J. Brumbaugh, Director

By: /s/ Matthew G. DeSoto   March 16, 2023
    Matthew G. DeSoto, Director

By: /s/ Maureen M. Gathagan   March 16, 2023
    Maureen M. Gathagan, Director

By: /s/ Howard R. Greenawalt   March 16, 2023
    Howard R. Greenawalt, Director

By: /s/ Robert C. Grubic   March 16, 2023
    Robert C. Grubic, Director

By: /s/ Brian A. Hudson, Sr.   March 16, 2023
    Brian A. Hudson, Sr., Director

By: /s/ Bruce A. Kiefer   March 16, 2023
    Bruce A. Kiefer, Director

By: /s/ Gregory M. Kerwin   March 16, 2023
    Gregory M. Kerwin, Director

By: /s/ Theodore W. Mowery   March 16, 2023
    Theodore W. Mowery, Director

By: /s/ John E. Noone   March 16, 2023
    John E. Noone, Director

By: /s/ Noble C. Quandel, Jr.   March 16, 2023
    Noble C. Quandel, Jr., Director

By: /s/ David E. Sparks   March 16, 2023
    David E. Sparks, Director

By: /s/ William A. Specht, III   March 16, 2023
    William A. Specht, Director

MID PENN BANCORP, INC.

EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

Name	State of Incorporation
Mid Penn Bank	Pennsylvania
MPB Financial Services LLC	Pennsylvania
MPB Wealth Management LLC	Pennsylvania
MPB Risk Services LLC	Pennsylvania
MPB Launchpad Fund 1 LLC	Pennsylvania
MPB Real Estate LLC	Pennsylvania
MPB Charitable Foundation Inc.	Pennsylvania

MID PENN BANCORP, INC.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Nos. 333-248442, 333-218592, 333-197024 and 333-170833) on Form S-8, the Registration Statement (No. 333-128958) on Form S-3, and the Registration Statement (No. 333-269890) on Form S-4 of Mid Penn Bancorp, Inc. of our reports dated March 16, 2023, relating to the consolidated financial statements and the effectiveness of internal control over financial reporting of Mid Penn Bancorp, Inc., appearing in this Annual Report on Form 10-K of Mid Penn Bancorp, Inc. for the year ended December 31, 2022.

/s/ RSM US LLP

Philadelphia, Pennsylvania
March 16, 2023

MID PENN BANCORP, INC.

EXHIBIT 31.1

CERTIFICATION

I, Rory G. Ritrievi, certify that:

1.   I have reviewed this annual report on Form 10-K of Mid Penn Bancorp, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

  (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

  (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

  (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

  (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

  (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

  (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Rory G. Ritrievi
       Chair, President and CEO

Date: March 16, 2023

MID PENN BANCORP, INC.

EXHIBIT 31.2

CERTIFICATION

I, Allison S. Johnson, certify that:

1.   I have reviewed this annual report on Form 10-K of Mid Penn Bancorp, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report.

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

   (d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Allison S. Johnson
       Chief Financial Officer

Date: March 16, 2023

MID PENN BANCORP, INC.

EXHIBIT 32

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER AND
PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350
AS ADDED BY SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Mid Penn Bancorp, Inc. (the "Corporation") on Form 10-K for the period ending December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Rory G. Ritrievi, President and CEO, and I, Allison S. Johnson, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as added pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

2.   To my knowledge, the information contained in the Report fairly presents, in all material respects the financial condition and results of operations of Mid Penn Bancorp, Inc. as of the dates and for the periods expressed in the Report.

By: /s/ Rory G. Ritrievi
       Chair, President and CEO

Date: March 16, 2023

By: /s/ Allison S. Johnson
       Chief Financial Officer

Date: March 16, 2023



COMMUNITY IMPACT

With deep roots in community banking, we have a long history of contributing to the health and vitality of the communities we serve. We are devoted to supporting public and nonprofit entities and we reinvest our dollars locally in causes that support our service area. Our commitment to making our community a better place to live, work, raise a family, and run a business is steadfast.

2022 GIVING *Highlights*


$2.41 MILLION TO LOCAL COMMUNITY AND NONPROFIT ORGANIZATIONS


$248,000 TO PROSTATE CANCER RESEARCH

$150,000 TO PA BREAST CANCER COALITION


$330,000 TO NEIGHBORHOOD ASSISTANCE PROGRAM


$833,000 IN EDUCATIONAL IMPROVEMENT TAX CREDITS


10,322 HOURS VOLUNTEERED BY EMPLOYEES


945 COMMUNITY ORGANIZATIONS SUPPORTED



Our annual **No Shave November** campaign, in partnership with Penn State Health Department of Urology, **raised $248,000** for prostate cancer research. Mid Penn Bank has been a proud supporter of this cause since 2016 and continues to increase its contribution thanks to the support of our generous employees and corporate partners.



In 2022, Mid Penn Bank's annual **Celebrity Golf Tournament raised $150,000** for the PA Breast Cancer Coalition. The two-day tournament brings together celebrities, employees, and corporate sponsors who advocate for increased funding and awareness of a disease that affects 13% of women in the Unites States.



EDUCATION & DEVELOPMENT

Now in its 4th year of operations, Mid Penn University (MPU) has continued to grow, reaching new heights and helping more of our employees than ever with their career path and development. In addition to our individualized development and career planning, we have added performance coaching and emerging leaders programs that enable our employees to reach their fullest potential.



Rory Ritrievi, Mid Penn president and CEO, and John "Ski" Sygielski, president and CEO of HACC, Central Pennsylvania's Community College, kicked off our **College Through Work** partnership by hosting a lunch and learn about the program. Eight employees are currently enrolled in classes focused on the financial services industry. Mid Penn pays the cost of tuition and provides all necessary materials. After 15 credits, the participants earn Mid Penn Bank's Banking Certificate and may choose to continue their education toward an associate or bachelor's degree funded by Mid Penn.



In 2022, we established new **Employee Resource Groups** (ERGs) within our organization that provide support to all employees. We formalized committees and leadership structures for our Women's Leadership Network, DEI Committee, and Culture Committee. Each ERG allows employees to come together based on shared objectives to address common challenges and to drive positive impact within the company.

The **Women's Leadership Network** has provided a sense of belonging and camaraderie for our primarily female workforce, while the **DEI Committee** has laid the groundwork to create a more diverse and inclusive workplace by promoting understanding, respect, and awareness of different cultures and perspectives. The **Culture Committee** has contributed to a positive organizational culture by fostering open communication, collaboration, and a sense of community, all of which are critical to our success as we continue to expand. We have found that employees who belong to an ERG are more engaged, are developing leadership skills, and are gaining new experiences through volunteer and networking opportunities.

MPU *Milestones*


307 EMPLOYEES ENROLLED IN CERTIFICATION PROGRAMS — **96% INCREASE**


60 EMPLOYEES COMPLETED CERTIFICATIONS — **94% INCREASE**


364 CLASSES HELD IN 2022 — **10% INCREASE**

2,310 STUDENT ENROLLMENTS
27 COLLEGE INTERNS
15 PROFESSIONAL DEVELOPMENT ASSOCIATES



MID PENN BANCORP. Board of Directors

RORY G. RITRIEVI
Chair, President, and Chief Executive Officer,
Mid Penn Bancorp, Inc. and Mid Penn Bank

JOHN E. NOONE
Lead Independent Director, Mid Penn Bancorp,
Inc., President, Shamrock Investments, LLC

ROBERT A. ABEL
Principal and Shareholder,
Brown Schultz Sheridan & Fritz

KIMBERLY J. BRUMBAUGH
Founder and Managing Partner, Brumbaugh
Wealth Management, LLC

MATTHEW G. DESOTO
President and Chief Executive Officer,
MITER Brands

MAUREEN M. GATHAGAN
Partner, Bittersweet Management, LLC,
Member, Gathagan Investment Company, LP

ROBERT C. GRUBIC
Chairman, Herbert, Rowland &
Grubic, Inc.

BRIAN A. HUDSON, SR.
Former Executive Director and Chief Executive
Officer, Pennsylvania Housing Finance Agency

BRUCE A. KIEFER
Manager/Chemist, The Hershey Company,
Managing Partner, Lawrence Keister & Co.

THEODORE W. MOWERY
Founding Partner, Gunn Mowery, LLC

DAVID E. SPARKS
Founder, Former Chairman and Chief Executive
Officer, First Priority Financial Corp. and First
Priority Bank

WILLIAM A. SPECHT, III
President and Chief Executive Officer, Seal
Glove Manufacturing, Inc. and Ark Safety

MID PENN BANCORP. Retiring Directors

HOWARD R. GREENAWALT
Former Owner and Officer
Greenawalt & Company, P.C.

GREGORY M. KERWIN
Senior Partner, Kerwin & Kerwin, LLP

NOBLE C. QUANDEL, JR.
Executive Chair,
Quandel Enterprises, LLC

MID PENN BANCORP. Officers

RORY G. RITRIEVI
Chair, President, and Chief Executive Officer

ALLISON S. JOHNSON
Chief Financial Officer

MID PENN BANK® Executive Team

RORY G. RITRIEVI
Chair, President, and Chief Executive Officer

ALLISON S. JOHNSON
Chief Financial Officer

JUSTIN T. WEBB
Chief Operating Officer

SCOTT W. MICKLEWRIGHT
Chief Revenue Officer

JOSEPH L. PAESE
Director of Trust and Wealth Management

JOAN E. DICKINSON
Chief Retail Officer

2022 ANNUAL REPORT TO SHAREHOLDERS





OUR MISSION

TO REWARD ALL OF OUR SHAREHOLDERS, CRITICALLY SERVE AND SUPPORT ALL OF OUR CUSTOMERS AND COMMUNITIES, AND CHERISH ALL OF OUR EMPLOYEES.

MID PENN BANCORPINC.

2407 Park Drive, Harrisburg, PA 17110

midpennbank.com